Exhibit 99.1

2023 Interim Report ( A joint stock limited company incorporated in the People’s Republic of China ) Stock code: 00338 Hong Kong 600688 Shanghai

CONTENTS

2	IMPORTANT MESSAGE

3	DEFINITIONS

4	CORPORATE INTRODUCTION AND MAJOR FINANCIAL INDICATORS

8	REPORT OF THE DIRECTORS

26	MAJOR EVENTS

41	CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS

45	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS

50	Report on Review of Interim Financial Information

A. Condensed Consolidated Interim Financial Information Prepared under International Financial Reporting Standards (unaudited)

51	Consolidated Statement of Profit or Loss for the six months ended 30 June 2023

52	Consolidated Statement of Profit or Loss and Other Comprehensive Income for the six months ended 30 June 2023

53	Consolidated Statement of Financial Position at 30 June 2023

56	Consolidated Statement of Changes in Equity for the six months ended 30 June 2023

58	Condensed Consolidated Cash Flow Statement for the six months ended 30 June 2023

60	Notes to the unaudited interim financial report

B. Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (unaudited)

87	Consolidated and Company Balance Sheets As At 30 June 2023

89	Consolidated and Company Income Statements For The Six Months Ended 30 June 2023

91	Consolidated and Company Cash Flow Statements For The Six Months Ended 30 June 2023

93	Consolidated Statement of Changes In Shareholders’ Equity For The Six Months Ended 30 June 2023

95	Statement of Changes In Shareholders’ Equity For The Six Months Ended 30 June 2023

97	Notes to The Financial Statements

252	C. Supplementary Information to The Financial Statements

255	Written Confirmation Opinions of Directors, Supervisors and Senior Management on the Company’s 2023 Interim Report

257	Corporate Information

2023 Interim Report	1

IMPORTANT MESSAGE

1.

The Board, the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and the Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in this 2023 interim report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2023 interim report of the Company, and severally and jointly accept legal responsibility.

2.	All directors of the Company attended the Second Meeting of the 11th session of the Board, and considered and approved the 2023 Interim Report of the Company at this meeting.

3.	The interim financial report for the six months ended 30 June 2023 (the “Reporting Period”) is unaudited.

4.

Mr. Wan Tao, Chairman and the responsible person of the Company; Mr. Du Jun, Director, Vice President and Chief Financial Officer overseeing the accounting department; and Ms. Yang Yating, person in charge of the Accounting Department (Accounting Chief) and Director of Finance Department hereby warrant the truthfulness, accuracy, and completeness of the financial statements contained in the 2023 interim report.

5.	The Company did not distribute the half-year profit for 2023 nor was there any capitalization of capital reserves.

6.

The statements regarding the Company’s plans for future development and operation are forward-looking statements and do not constitute any commitments to investors. Investors should pay attention to the relevant investment risks.

7.	There was no incident of appropriation of funds by the controlling shareholder of the Company and its connected persons for non-operational purposes.

8.	The Company did not provide external guarantees in violation of the required decision-making procedures.

9.	Reminder of Major Risks

Potential risks are elaborated in this interim report. Please refer to “Management Discussion and Analysis” in section 2 of the “Report of the Directors” in chapter 3 for details of the potential risks arising from the future development of the Company.

10.	The 2023 interim report is published in both Chinese and English. In the event of any discrepancy between the English and Chinese versions, the Chinese version shall prevail.

2	Sinopec Shanghai Petrochemical Company Limited

DEFINITIONS

In this report, unless the context otherwise specifies, the following terms shall have the following meanings:

“Company” or “Sinopec Shanghai”	refers to	Sinopec Shanghai Petrochemical Company Limited

“Board”	refers to	the Board of Directors of the Company

“Director(s)”	refers to	the Director(s) of the Company

“Supervisory Committee”	refers to	the Supervisory Committee of the Company

“Supervisor(s)”	refers to	the Supervisor(s) of the Company

“PRC” or “China”	refers to	the People’s Republic of China

“Reporting Period”	refers to	the six months ended 30 June 2023

“Hong Kong Stock Exchange”	refers to	The Stock Exchange of Hong Kong Limited

“Shanghai Stock Exchange”	refers to	The Shanghai Stock Exchange

“Group”	refers to	the Company and its subsidiaries

“Sinopec Group”	refers to	China Petrochemical Corporation

“Sinopec Corp.”	refers to	China Petroleum & Chemical Corporation

“Sinopec Finance”	refers to	Sinopec Finance Co., Ltd.

“Hong Kong Listing Rules”	refers to	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Shanghai Listing Rules”	refers to	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Model Code for Securities Transactions”	refers to	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules

“Securities Law”	refers to	the PRC Securities Law

“Company Law”	refers to	the PRC Company Law

“CSRC”	refers to	China Securities Regulatory Commission

“Articles of Association”	refers to	the articles of association of the Company

“Hong Kong Stock Exchange website”	refers to	www.hkexnews.hk

“Shanghai Stock Exchange website”	refers to	www.sse.com.cn

“website of the Company”	refers to	www.spc.com.cn

“HSE”	refers to	Health, Safety and Environment

“COD”	refers to	Chemical Oxygen Demand

“VOCs”	refers to	Volatile Organic Compounds

“SFO”	refers to	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong)

“Corporate Governance Code”	refers to	the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules

“Share Option Incentive Scheme”	refers to	the A Share Share Option Incentive Scheme of the Company

2023 Interim Report	3

CORPORATE INTRODUCTION AND MAJOR FINANCIAL INDICATORS

(1)	Major Accounting Data and Financial Indicators (Prepared under China Accounting Standards for Business Enterprises (“CAS”))

				Unit: RMB’000
		Corresponding period of the previous year		Increase/decrease
Major accounting data	The Reporting Period (January to June)	After restatement	Before restatement	as compared to the corresponding period of the previous year (After restatement) (%)
Revenue	44,937,051	45,900,355	45,900,355	-2.10
Total loss	-1,211,974	–442,601	–442,601	173.83
Net loss attributable to equity shareholders of the Company	-988,277	–436,042	–436,009	126.65
Net loss attributable to equity shareholders of the Company excluding non-recurring items	-972,150	–402,577	–402,544	141.48
Net cash used in operating activities	-226,882	–6,405,122	–6,405,122	–96.46
		As at the end of the previous year		Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (After restatement) (%)
	As at the end of the Reporting Period	After restatement	Before restatement
Net assets attributable to equity shareholders of the Company	25,276,032	26,243,746	26,243,705	-3.69
Total assets	41,701,821	41,242,782	41,242,740	1.11

4	Sinopec Shanghai Petrochemical Company Limited

CORPORATE INTRODUCTION AND MAJOR FINANCIAL INDICATORS (continued)

		Corresponding period of the previous year		Increase/decrease
Major Financial Indicators	The Reporting Period (January to June)	After restatement	Before restatement	as compared to the corresponding period of the previous year (After restatement) (%)
Basic losses per share (RMB/Share)	-0.092	–0.040	–0.040	N/A
Diluted losses per share (RMB/Share)	-0.092	–0.040	–0.040	N/A
Basic losses per share excluding non- recurring items (RMB/ Share)	-0.090	–0.037	–0.037	N/A
Loss on net assets (weighted average) (%)*	-3.818	–1.395	–1.448	Decreased by 2.42 percentage points
Loss on net assets after non-recurring items (weighted average) (%)*	-3.755	–1.288	–1.337	Decreased by 2.47 percentage points

*	The above-mentioned net assets do not include non-controlling interests.
**	Explanation of reasons for retroactive adjustment or restatement:

Since 1 January 2023, the Group has implemented the requirement of the “Accounting of deferred income tax related to assets and liabilities arising from an individual transaction not applicable to initial recognition exemption” under the “Interpretation of Accounting Standards for Business Enterprises No. 16” promulgated by the Ministry of Finance.

2023 Interim Report	5

CORPORATE INTRODUCTION AND MAJOR FINANCIAL INDICATORS (continued)

According to the provisions of Interpretation No. 16, if the individual transaction of the Group is not a business combination, or its occurrence does not affect the accounting profit nor taxable income (or deductible loss), and the initially recognized assets and liabilities result in equal taxable temporary difference and deductible temporary difference, the provisions of “Accounting Standards for Business Enterprises No. 18-Income Tax” on the exemption from the initial recognition of deferred income tax liabilities and deferred income tax assets are not applicable. According to the “Accounting Standards for Business Enterprises No. 18-Income Tax” and other relevant regulations, as for the taxable temporary difference and deductible temporary difference arising from the initial recognition of assets and liabilities, the Group recognizes the corresponding deferred income tax liabilities and deferred income tax assets respectively when the transaction occurs.

The above regulations have come into effect on 1 January 2023. The Group has made retrospective adjustments to the individual transactions that occurred between 1 January 2022 and the date of initial implementation to which the regulations apply. For the lease liabilities and right-of-use assets recognized on 1 January 2022 due to the individual transactions subject to the regulations resulting in taxable temporary difference and deductible temporary difference, the Group adjusted the cumulative impact amount to the opening retained earnings and other related financial statement items of the earliest period presented in the financial statements in accordance with the regulations and the “Accounting Standards for Business Enterprises No. 18-Income Tax”.

(2)	Differences between Financial Statements Prepared under CAS and International Financial Reporting Standards (“IFRS”)

						Unit: RMB’000
	Net loss attributable to equity shareholders of the Company			Net assets attributable to equity shareholders of the Company
		Corresponding period of the previous year		At the	At the beginning of the Reporting Period
	The Reporting Period	After restatement	Before restatement	end of the Reporting Period	After restatement	Before restatement
Prepared under CAS	-988,277	-436,042	-436,009	25,276,032	26,243,746	26,243,705
Prepared under IFRS	-966,688	-426,551	-426,518	25,261,014	26,227,723	26,227,682

For detailed differences between the financial statements prepared under CAS and IFRS, please refer to supplements to the financial statements prepared under CAS.

6	Sinopec Shanghai Petrochemical Company Limited

CORPORATE INTRODUCTION AND MAJOR FINANCIAL INDICATORS (continued)

(3)	Non-recurring Profit and Loss Items (Prepared under CAS)

Unit: RMB’000
Non-recurring profit and loss items	Amount
Losses on disposal of non-current assets	-8,876
Government grants recognised through profit or loss	12,399
Employee reduction expenses	-9,965
Discount loss of receivables	-1,997
Other non-operating income and expenses other than those mentioned above	-9,894
Income tax effect amount	2,359
Effect on non-controlling interests (after tax)	-153

Total	-16,127

2023 Interim Report	7

REPORT OF THE DIRECTORS

Section 1 Business Overview

(1)	Description of the principal business, operating model and industry in which the Company operated during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of petroleum products, intermediate petrochemical products, resins and plastics and synthetic fibers. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s high-quality development is supported by the ever-increasing demand in the PRC for high-quality petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and promoting energy conservation and consumption reduction, and following the path of green and low-carbon development.

In the first half of 2023, the global process of addressing climate change has accelerated, the United States has completed legislation on major climate, the European Union carbon tariffs have been formally introduced, and the pressure on carbon reduction in the energy and chemical industries has continued to increase. Under the influence of uncertain factors such as energy transition, carbon emission reduction and valuation, technological progress, geopolitics and trade policies, the global petrochemical industry has entered a period of drastic changes and is forming new development trends. Tariff and non-tariff trade policies are significantly transforming the competitive landscape of the chemical market. Refining and chemical enterprises have intensified their research efforts on the technologies of the whole industry along the industry chain, which has driven the progressive technical development of refining and chemical industry such as the new techniques for olefin production, the integrated technologies for refining and chemical, the green raw material technologies, the electrification alternative technologies, and the CO2 capture and utilization technologies. Green chemicals are beginning to make its presence.

In the first half of 2023, domestic crude oil production and processing volume, number of enterprises above the designated size and investment, as well as the output and consumption of most products achieved a simultaneous growth. Product prices have decreased year-on-year and month-on-month, imports and exports have decreased synchronously, and revenue and profits have decreased concurrently. The substitution effect of new energy vehicles represented by electric vehicles continues to increase; the release of new production capacity is accelerated, and homogenization competition is becoming increasingly fierce.

8	Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

(2)	Analysis of Core Competitiveness During the Reporting Period

As one of the major integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which made it a major manufacturer of refined oil, intermediate petrochemicals, synthetic resins and synthetic fibers in China. The Company also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has over 50 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry. The Company has won several quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company has built a comprehensive logistics system and supporting facilities with close geographic proximity with most of its clients which enables the Company to enjoy the convenience of coastal and inland shipping. This gave the Company a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. The Company has also improved production technology and boosted capacity of key upstream units to maximize the use and the efficiency in the utilization of its corporate resources, and is therefore able to achieve strong and sustainable development.

Section II Management Discussion and Analysis

(1)	Management Discussion and Analysis of the Overall Operations during the Reporting Period

(The following discussion and analysis should be read in conjunction with the unaudited interim financial report of the Group and the notes in this interim report. Unless otherwise specified, certain financial data involved hereinafter are extracted from the unaudited interim financial report of the Group prepared in accordance with IFRS.)

2023 Interim Report	9

REPORT OF THE DIRECTORS (continued)

1.	Review of the Company’s operations during the Reporting Period

In the first half of 2023, economy in China has continued to recover with a positive upturn as a whole. However, the global economic recovery continued to be under pressure, encompassing the Russian-Ukrainian conflict and the risk of overflowing financial turbulence in the United States and Europe, the concussive downturn of crude oil price, the chemical market falling consumptive stagnation, and multiple unpredictable uncertainties. In the face of the complicated environment, the Group adhered to the general principle of seeking progress while maintaining stability, tightened internal management, strengthened grassroots construction, basic work and skills training, pressed down on safety and environmental protection responsibilities, and focused on system optimization, and generally maintained stable production and operation, and vigorously and effectively pushed forward key projects, thus continuously building the foundation for high-quality development. As of 30 June 2023, the Group generated revenue of RMB44.889 billion, representing a decrease of RMB0.970 billion or a decrease rate of 2.12%. Loss before taxation amounted to RMB1.190 billion (1H2022: loss before taxation of RMB0.433 billion), representing an increase of RMB0.757 billion from the same period of last year. Loss after taxation and excluding non-controlling shareholders’ interests was RMB0.967 billion (1H2022: loss after taxation and excluding non-controlling shareholders’ interests of RMB0.427 billion), representing an increase of RMB0.540 billion from the same period of last year.

In the first half of 2023, the total volume of goods within the main commodity categories produced by the Group increased by 16.30% year-on-year to 6.3172 million tons. The Group processed a total of 7.0939 million tons of crude oil (of which 403.1 thousand tons were processed on order), representing an increase of 22.41% year-on-year. Refined oil output amounted to 4.2661 million tons, representing an increase of 35.29% year-on-year. Among them, the gasoline production increased by 10.80% year-on-year to 1.6047 million tons, the diesel production increased by 40.74% year-on-year to 1.8454 million tons, the jet fuel production increased by 107.24% year-on-year to 816.1 thousand tons, while the liquefied gas production increased by 29.08% year-on-year to 421.2 thousand tons. Ethylene production increased by 1.05% year-on-year to 357.2 thousand tons, and p-xylene production increased by 11.21% year-on-year to 354.1 thousand tons. Production of plastics, resins and copolymers (excluding polyesters and polyvinyl alcohol) increased by 11.92% year-on-year to 504.2 thousand tons, production of raw materials of synthetic fibers reduced by 17.08% year-on-year to 50.5 thousand tons, production of synthetic fibre polymers decreased by 45.04% year-on-year to 37.7 thousand tons, and production of synthetic fibres increased by 12.26% year-on-year to 11.9 thousand tons. The Group’s product sale rate for the first half of this year was 98.93% and the payment return rate was 100% (excluding connected companies).

Safety and environmental protection were generally under control. Learning lessons from the accidents, the Group emphasized the strict management and seriously launched the “Year of Safety Management Enhancement” campaign. Insisting on strict management, strict standards and strict emission reduction; the average value of VOCs concentration at the Company’s boundary was 73.4ug/m3; the comprehensive compliance rate of industrial wastewater discharged outward reached 100%, the rate of controlled emissions reached 100%, and the rate of hazardous waste properly handled and disposed of was 100%, and the total amount of COD for major pollutants and ammonia and nitrogen discharged decreased by 7.85% and 61.26% respectively year-on-year.

10	Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

Production operations were generally stable. Professional management of process technology and equipment integrity was strengthened to ensure that professional safety and system requirements penetrated to the grassroots level. The cumulative number of shutdowns was reduced by 12 times year-on-year, with no second-tier unplanned shutdowns, and the operation of major plants was generally stable. Among the 58 major technical and economic indicators under monitoring, 16 items reached the advanced level of the industry while the performance of 48 items was better than last year, with a year-on-year progress rate of 82.76%.

System optimization has begun to bear fruit. The Group coordinated and promoted the integrated optimization, cost reduction and fee cutting, reduced crude oil procurement and processing costs, actively promoted refining structure optimization and chemical structure optimization, and increased production of efficiency product lines while limiting production and stopping production of marginal profit devices. The Group optimized business processes, promoted energy saving and consumption reduction, reduced costs and expenses, and took multiple measures to improve production, increase efficiency and reduce losses.

Transformation and development were steadily advanced. In accordance with the Company’s “14th Five-Year Plan” development idea of “oil refining to chemical industry, chemical industry to materials, materials to high-end products, and parks to ecology”, the Group optimized its industrial layout and promoted transformation and upgrading for high-quality development. The Group has made every effort to promote comprehensive technological transformation and quality upgrading, and the implementation of 250,000 tons/year thermoplastic elastomer, power units cleaning and efficiency improving, 300,000 tons/year vinyl acetate facility and new energy sources, and other key projects. The Group has been fully promoting the development of carbon fiber industry, with projects such as 48K large tow carbon fiber project (Phase I), 100 tons of high-performance carbon fiber test device, and aerospace composites progressing steadily. Meanwhile, the Group has comprehensively pushed forward the research on the application of composite materials in the fields of aviation, rail transportation, civil engineering, and new energy sources.

Reform and management developed in depth. In accordance with the work deployment of the SASAC of the State Council, the Group comprehensively promoted the work of improving the quality of listed companies and the value creation action against first-class enterprises, and continuously enhanced the standard of corporate governance. The Group has strengthened life-cycle management and professional management of the systems, and enhanced organizational performance, remuneration and labor management. The Group has also strengthened its basic team, improved the incentive and discipline mechanism and continuously upgraded the competence of its cadres and staff.

2023 Interim Report	11

REPORT OF THE DIRECTORS (continued)

The following table sets forth the Group’s sales volume and net sales after business tax and surcharges for the Reporting Period:

	For the six months ended 30 June
	2023			2022
	Sales volume (’000 tons)	Net sales (RMB million)%		Sales volume (’000 tons)	Net sales (RMB million)%
Synthetic fibers	13.52	223.06	0.58	11.26	229.96	0.57
Resins and plastics	523.53	3,845.52	9.95	502.13	4,300.40	10.71
Intermediate petrochemicals	883.05	5,435.95	14.06	908.94	6,409.23	15.97
Petroleum products	4,763.85	24,470.70	63.29	3,940.92	21,846.67	54.42
Trading of petrochemical products	—	4,257.24	11.01	—	6,950.74	17.32
Others	—	430.06	1.11	—	405.17	1.01

Total	6,183.95	38,662.53	100.00	5,363.25	40,142.17	100.00

In the first half of 2023, the Group achieved a total net sales of RMB38.663 billion, a decrease of 3.69% compared with the same period last year, of which the net sales of synthetic fibers, resins and plastics, intermediate petrochemical products and trading of petrochemical products decreased by 3.0%, 10.58%, 15.19% and 38.75% respectively, while the net sales of petroleum products increased by 12.01%. The sales volume of synthetic fibers, resins and plastics and petroleum products increased by 20.07%, 4.26% and 20.88% respectively due to the increase in production volume. The sales volume of intermediate petrochemical products decreased by 2.85%, mainly due to the decrease in the production volume of ethylene oxide as a result of the shutdown of the ethylene oxide/ethylene glycol facility. The weighted average selling prices of all sectors decreased over the same period of last year due to the decrease in crude oil prices. In the first half of 2023, the Group’s cost of sales was RMB39.753 billion, a decrease of 2.28% from the same period last year and accounting for 102.82% of net sales.

In the first half of 2023, the Group’s crude oil unit processing cost was RMB4,209.84/ton, a decrease of RMB330.59/ton or 7.28% compared to the same period last year. From January to June this year, the cost of crude oil processing increased by RMB2.639 billion. Among them, the increase of crude oil processing volume resulted in the cost increase of RMB4.851 billion, and the unit processing cost decrease resulted in the cost decrease of RMB2.212 billion. Crude oil costs accounted for 70.86% of the Group’s cost of sales in the first half of the year.

In the first half of 2023, the Group’s expenditure on other excipients was RMB3.726 billion, a decrease of 23.74% from the same period last year. During the Reporting Period, the Group’s depreciation and amortization expenses and maintenance expenses were RMB983 million and RMB480 million respectively. Depreciation and amortization expenses increased by 12.21% year-on-year mainly due to the increase of depreciation expenses as a result of the transfer of precursor fiber (24,000 tons/year) and 48K large tow carbon fiber (12,000 tons/year) project into fixed assets. Maintenance expenses reduced 42.45% year-on-year mainly due to the fact that last year’s overhaul was concentrated in the second quarter of the year.

12	Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

In the first half of 2023, the Group recorded sales expenses of RMB151 million, a decrease of 13.71% from RMB175 million in the same period last year mainly because the transportation fee decreased by RMB14 million due to optimization of the shipping process and the sales commission decreased by RMB8 million due to the decrease in agency sales during the Reporting Period.

In the first half of 2023, the Group’s other operating income was RMB62 million, an increase of RMB14 million over the same period last year mainly due to an increase in rental income of RMB7 million and an increase in other income of RMB7 million during the Reporting Period.

In the first half of 2023, the Group reported a financial net income of RMB130 million, compared to net financial income of RMB279 million in the same period last year. The decrease was mainly due to a decrease in interest income of RMB144 million during the Reporting Period. In the first half of 2023, the Group achieved a loss after taxation excluding non-controlling interests of RMB967 million, an increase of RMB540 million from the loss of RMB427 million in the same period last year.

Liquidity and Capital Resources

In the first half of 2023, the Group’s net cash outflow from operating activities was RMB280 million, compared with a net cash outflow of RMB6,445 million in the same period last year. This was mainly due to the decrease in payment for goods by the Group of RMB2,078 million and payment for income tax of RMB3,634 million during the Reporting Period as compared to the same period last year.

In the first half of 2023, the Group’s net cash inflow from investment activities was RMB503 million, compared with a net cash inflow of RMB1,766 million in the same period last year. This is mainly due to the recovery of RMB5,950 million of time deposits purchased by the Group in previous years in the first half of 2022, as well as the purchase of time deposits and structured deposits of RMB3,600 million, and the recovery of time deposits of RMB1,000 million in the Reporting Period, which resulted in a decrease of RMB1,350 million of net cash inflow from time deposits in the Reporting Period as compared with the same period last year.

In the first half of 2023, the Group generated a net cash inflow of RMB3,491 million from financing activities, compared with a net cash inflow of RMB1,997 million in the same period last year. This is mainly due to an increase of RMB3,563 million in net cash flow generated from borrowings and an increase of RMB2,065 million in cash paid for repayment of borrowings and short-term bonds by the Group during the Reporting Period compared with the same period last year.

Borrowings and Debts

The Group’s long-term borrowings are mainly used for capital expansion projects. The Group generally arranges long-term borrowings in accordance with capital expenditure plans. The short-term debt is used to supplement the working capital required by the normal production and operation of the Group. As of 30 June 2023, the total loan balance of the Group increased by RMB3,498 million from the opening balance to RMB5,748 million. The Group had no short-term bonds during the Reporting Period. The Group’s total borrowings at fixed interest rates are RMB5,048 million.

2023 Interim Report	13

REPORT OF THE DIRECTORS (continued)

Capital Expenditures

In the first half of 2023, the Group’s capital expenditure was RMB365 million. It was mainly used for the construction of the precursor fiber (24,000 tons/year), the 48K large tow carbon fiber (12,000 tons/year) project and the compliance transformation project of control room of the synthetic resin department (the former plastics department) etc.

In the second half of the year, the Group will continue to promote the implementation of precursor fiber (24,000 tons/year) and 48K large tow carbon fiber (12,000 tons/year) project and supporting engineering project of 250,000 tons/year thermoplastic elastomer project, etc. The planned capital expenditure of the Group can be financed from operating cash and bank credit.

Gearing Ratio

As of 30 June 2023, the Group’s gearing ratio was 38.97% (as of 30 June 2022: 31.58%). The gearing ratio was calculated as: total liabilities/total assets.

The Group’s Employees

As of 30 June 2023, the number of registered employees of the Group was 7,641, among which 4,663 were production personnel, 2,003 were sales, finance and other personnel, and 975 were administrative personnel. 64.53% of the Group’s employees were college graduates or above.

The Group determines the remuneration of its employees and directors on the basis of their position, performance, experience and current market pay trends. Other benefits include equity incentive plans and state-administered pension plans. The Group also provides professional and vocational training for its employees.

Income Tax

The Enterprise Income Tax Law of the PRC took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. As of the half year ended 30 June 2023, the income tax rate applicable to the Group is 25%.

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company’s 2022 annual report.

14	Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

2.	Market Outlook and Work Plans for the Second Half of the Year

Looking ahead to the second half of the year, under the combined impact of geopolitics, financial turmoil, economic stagflation and other risk factors, the downward pressure on the world economy will continue to increase, and the trend of oil prices will face uncertainties. China’s economy is expected to continue to upswing in a positive manner. It is estimated that the domestic demand for refined oil products will continue to improve, whereas the demand for chemical products will gradually recover.

In the second half of the year, the Group will continue to adhere to the general principle of seeking progress amidst stability, and insist on being problem-oriented, target-oriented and result-oriented, and coordinate the key work in safety and environmental protection, operation and efficiency creation, key project construction and human resources and team building, so as to make every effort to achieve the annual targets and tasks.

1.

Focusing on safe and stable operation and building a solid foundation for efficiency creation. The Group will strengthen the effectiveness of strict management, consistently implement safety leadership, business and technical support, and effective execution at the grassroots level, and strictly implement localized and professional management responsibilities and the system of responsibility of safety production for all employees, so as to ensure safety production and strengthen the foundation for efficiency creation.

2.

Focusing on optimization and cost reduction, and digging into the potential for efficiency creation. The Group will adhere to the market-oriented and efficiency-centered approach, and continue to focus on product structural adjustment, optimize refining and chemical integration, and endeavor to reduce losses and increase efficiency.

3.

Focusing on transformation and development to enhance efficiency creation. The Group will focus on grasping the developmental window of opportunity for transformation and development, accelerating the construction of key projects and tackling key core technologies, and consolidating the foundation for high-quality development. The Group will make every effort to promote comprehensive technological transformation and quality upgrades, cleanliness and efficiency improvement project for thermal power units, 250,000 tons/year thermoplastic elastomer project, 300,000 tons/year vinyl acetate and other key projects. The Group will accelerate the 48K large tow carbon fiber project (Phase I) to reach the production target, and promote the research and development of the 100-ton high-performance carbon fiber test line technology and development and application of carbon fiber thermoplastic composite materials. The Group will enhance the construction of innovation platform and speed up the development of carbon fiber and its composite material industry.

4.

Focusing on team building to stimulate efficiency creation. The Group will focus on strengthening the foundation, making up for the shortcomings and adjusting the structure, promoting the construction of market-oriented personnel and labor distribution mechanism, improving the talent ladder construction, and enhancing training for post competence to build up a strong talent team. Meanwhile, the Group will further optimize its organization and enhance the efficiency of its operation and management to better serve its corporate development strategy.

2023 Interim Report	15

REPORT OF THE DIRECTORS (continued)

(2)	Analysis of the Company’s Principal Performance during the Reporting Period (Certain of the following financial data is extracted from the unaudited interim report prepared under CAS)

1.	Analysis of Changes in the Company’s Related Financial Data

				Unit: RMB’000
	For the six months ended 30 June
Item	2023	2022 (After restatement)	Change (%)	Reason for change
Research and development expenses	68,062	36,426	86.85	R&D projects increased during the Reporting Period.
Financial expenses (“-” for income)	-125,281	-295,996	-57.67	The interest income decreased during the Reporting Period.
Investment income (“-” for losses)	-120,360	-50,675	137.51	The operating losses of the associates resulted in investment losses.
Gains from changes in fair value	—	313	-100.00	No derivative investments were made during the Reporting Period.
Credit losses (“-” for losses)	167	-4,887	-103.42	Provision for bad debt recognised in the previous period was recovered during the Reporting Period.
Gains from asset disposals (“-” for losses)	434	-1,062	-140.87	Gains from disposal of fixed assets increased.
Income tax benefits	-226,288	-11,731	1,828.97	Losses increased during the Reporting Period compared with the same period of last year, resulting in income tax benefits.
Net loss attributable to shareholders of the Company	-988,277	-436,042	126.65	Price of crude oil declined slightly compared with the same period of last year, but the decline in selling prices was greater than the decline in cost prices as downstream market demand recovered slowly, resulting in the year-on-year decrease in operating results.
Other comprehensive income, net of tax (“-” for losses)	-21	273,513	-100.00	No commodities hedging business was carried out during the Reporting Period.
Net cash used in operating activities	-226,882	-6,405,122	-96.46	The cash paid for purchasing goods and receiving services and the taxes paid decreased during the Reporting Period compared with the same period last year.
Net cash generated from investing activities	513,477	1,776,708	-71.11	The net cash flow from refund of time deposits in the Reporting Period decreased compared with the same period of last year.
Net cash generated from financing activities	3,427,414	1,946,321	76.10	The net cash flow generated from and repaid for borrowings by the Group during the Reporting Period increased compared with the same period last year.

16	Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

(3)

Analysis of Business Operations by Industry, Product or Geographical Location Segment (The financial data presented in this section are derived from the Group’s unaudited interim report prepared under CAS)

1.	Principal Operations by Industry or Product

						Unit: RMB’000
Business Segment/ Product Segment	Revenue	Cost of sales	Gross profit margin (%)	Increase/ decrease in revenue compared to corresponding period of the previous year (%)	Increase/ decrease in operating cost compared to corresponding period of the previous year (%)	Increase/decrease in gross profit margin compared to last year
Petroleum products	30,675,736	24,774,204	19.24	11.48	19.66	Decreased by 5.52 percentage points
Intermediate petrochemicals	5,444,886	4,832,795	11.24	-15.35	-24.03	Increased by 10.14 percentage points
Trading of petrochemical products	4,260,964	4,203,453	1.35	-38.74	-39.07	Increased by 0.53 percentage point
Resins and plastics	3,852,413	3,889,805	-0.97	-10.71	-10.48	Decreased by 0.26 percentage point
Synthetic fibers	223,383	459,266	-105.60	-3.18	18.28	Decreased by 37.30 percentage points
Others	252,801	249,214	1.42	-2.82	-16.06	Increased by 15.54 percentage points

Note:	This gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax was 1.22%.

2023 Interim Report	17

REPORT OF THE DIRECTORS (continued)

2.	Revenue by Geographical Location

		Unit: RMB’000
Geographical location segment	Revenue	Increase/decrease in revenue as compared to the same period last year (%)
Eastern China	41,042,934	2.20%
Other regions in the PRC	452,574	-14.26%
Exports	3,214,675	-36.00%

(4)	Analysis of Assets and Liabilities (The financial data presented in this section are derived from the Group’s unaudited interim report prepared under CAS)

						Unit: RMB’000
	As at 30 June 2023		As at 31 December 2022		Change of amount on 30 June 2023 compared to 31 December 2022 (%)
Item	Amount	% of total assets	Amount (After restatement)	% of total assets		Main reason for change
Cash at bank and on hand	6,931,677	16.62	3,998,332	9.69	73.36	Net cash inflows from financing activities amounted RMB3,427 million during the Reporting Period.
Other receivables	87,375	0.21	190,579	0.46	-54.15	Receivables related to hedging instruments decreased significantly as hedging business was not conducted during the Reporting Period.
Other current assets	340,861	0.82	1,121,187	2.72	-69.60	The value-added tax to be deducted decreased.
Construction in progress	1,749,110	4.19	3,748,461	9.09	-53.34	Part of carbon fiber projects under construction completed intermediate handover during the Reporting Period.
Short-term borrowings	5,048,000	12.10	1,550,000	3.76	225.68	Short-term borrowings increased during the Reporting Period to supplement funding needs.
Bills payable	103,950	0.25	40,951	0.10	153.84	The number of bills issued during the Reporting Period increased to pay for goods and expenses.
Employee benefits payable	680,651	1.63	317,891	0.77	114.11	The year-end bonus accrued during the Reporting Period has not yet been fully paid, resulting in an increase in the balance of employee benefits payable.

18	Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

As of the end of the Reporting Period, there was no case where the Company’s main assets were sealed up, seized, frozen, mortgaged or pledged, and there was no case or arrangement where the possession, use, income and disposal rights of main assets were subject to other restrictions.

Overseas assets

During the Reporting Period, the Group’s overseas assets were RMB14,573 thousand, accounting for 0.03% of the total assets.

(5)	Analysis of Investments (The financial data presented in this section are derived from the Group’s unaudited interim financial report prepared under CAS)

1.	Entrusted Wealth Managements and Entrusted Loans

(1)	Entrusted Wealth Managements

The Company did not engage in entrusted wealth management during the Reporting Period.

(2)	Entrusted Loans

The Company did not engage in entrusted loans during the Reporting Period.

2.	Projects Funded by Fund Raising Capital

During the Reporting Period, the Company did not raise funds, nor has it used the funds raised from the previous reporting periods.

2023 Interim Report	19

REPORT OF THE DIRECTORS (continued)

3.	Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

As at 30 June 2023, the Company had more than 50% equity interest in the following principal subsidiaries:

Company name	Place of registration	Principal activities	Place for principal activities	Type of legal person	Percentage of equity held by the Company (%)	Percentage of equity held by the Group (%)	Registered capital (’000)	Net (loss)/ profit in the first half of 2023 (RMB’000)
Shanghai Petrochemical Investment Development Company Limited (“Shanghai Investment Development”)	China	Investment management	China	Limited liability company	100.00	100.00	RMB2,100,000	18,667
China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”)	China	Import and export of petrochemical products and equipment	China	Limited liability company	67.33	67.33	RMB25,000	22,431
Shanghai Jinchang Engineering Plastics Company Limited (“Shanghai Jinchang”)	China	Production of polypropylene compound products	China	Limited liability company	—	74.25	USD9,154	(12,721)
Shanghai Golden Phillips Petrochemical Company Limited (“Shanghai Golden Phillips”)	China	Production of polyethylene products	China	Limited liability company	—	100.00	RMB415,623	3,820
Shanghai Jinshan Trading Corporation (“JMGJ”)	China	Import and export of petrochemical products and equipment	China	Limited liability company	—	67.33	RMB100,000	5,525
Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd. (“Jinlian”)	China	Trading of Petrochemical Products	China	Limited liability company	—	100.00	RMB400,000	(7,800)

Note:	None of the subsidiaries have issued any debt securities.

The Group’s share of interests in associates comprises a 38.26% interest in the Shanghai Chemical Industry Park Development Co., Ltd. (“Chemical Industrial Park”) established in the PRC in the amount of RMB2,228 million, and a 20% interest in the Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) established in the PRC in the amount of RMB120 million. The principal businesses of the Chemical Industry Park include the planning, development and operation of a chemical industrial park located in Shanghai of the PRC. The principal business of the Shanghai SECCO is the production and distribution of petrochemical products.

20	Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

(1)	Explanation of profits of major controlling companies and investing companies affecting more than 10% of the net profit of the Group

In the first half of 2023, Shanghai SECCO recorded a revenue of RMB8,352 million, and its loss after tax reached RMB1,068 million, among which RMB214 million was attributed to the Company.

(2)	Analysis of operational performance of major controlling companies and investing companies with a 30% or more year-on-year change

a)

In the first half of 2023, the operating results of Shanghai Investment Development increased by 30,501.64% year on year, which was mainly due to the increase of investment income in the current period, resulting in an increase in the operating profit in the first half of 2023.

b)

In the first half of 2023, the operating results of Shanghai Golden Phillips have seen an increase of 133.80% year on year, which was mainly due to the substantial increase in sales by Shanghai Golden Phillips in the current period, resulting in an increase in operating results for the first half of 2023.

c)

In the first half of 2023, the operating results of Jinshan Associated Trading have seen an increase of 68.01% year on year, which was mainly due to an increase in gross profit of olefin products, resulting in a significant increase in operating results for the first half of 2023.

d)

In the first half of 2023, the operating results of JMGJ have seen a decrease of 56.69% year on year, which was mainly due to the decrease in export sales in the current period, resulting in a decrease in operating results for the first half of 2023.

2023 Interim Report	21

REPORT OF THE DIRECTORS (continued)

4.	Projects Funded by Non-fundraising Capital

Major Project	Total project investment RMB’000	Total project investment in the Reporting Period RMB’000	Status as at 30 June 2023
Sinopec Shanghai precursor fiber (24,000 tons/year) and 48K large tow carbon fiber (12,000 tons/year) project	3,489,638	176,439	Interim delivery of part of the projects
Roof distributed photovoltaic power generation project of Southern Suitang River and Acrylic Department of Sinopec Shanghai	54,759	29,990	Interim delivery
Compliance transformation project of control room of the synthetic resin department (the former plastics department)	121,991	24,273	Under construction
Improvement transformation project of clean water and sewage separation of Sinopec Shanghai	155,293	18,795	Under construction
Sinopec Shanghai test line project of aviation carbon fiber reinforced thermoplastic composite material	87,682	13,923	Interim delivery
100 tons high-performance carbon fiber test plant	566,183	7,662	Interim delivery
Supporting engineering project of 250,000 tons/year thermoplastic elastomer project	201,785	4,710	Preliminary design phase

22	Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

5.	Financial Assets Measured at Fair Value

					Unit: RMB’000
Project	Opening amount	Closing amount	Profit and loss from changes in fair value in the current period	Cumulative changes in fair value included in equity	Impairment accrued in the current period	Source of funds
Financial assets measured at fair value with changes included in current profit or loss
- Other non-current financial assets	—	26,500	—	—	—	Own capital
Financial assets measured at fair value with changes included in other comprehensive income
- Receivables financing	582,354	328,879	—	—	—	Own capital
- Investment in other equity instruments	5,000	5,000	—	—	—	Own capital

Total	587,354	360,379	—	—	—

(6)	Other Disclosure Items

1.	Possible Risks

(i)	The cyclical characteristics of the petroleum and petrochemical products market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations.

A large part of the Group’s operating income is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

2023 Interim Report	23

REPORT OF THE DIRECTORS (continued)

(ii)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price.

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is limited because of market conditions and the pricing mechanism of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products.

(iii)	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s capital expenditures in 2023 will be met by internal funding and bank loans. The Group’s effective capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s fund raising projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(iv)	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

24	Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

(v)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results.

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Securities.

(vi)	Connected transactions may have an adverse impact on the Group’s business and economic benefits.

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Corp.’s controlling shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemical products industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(vii)	Risks associated with control by the majority shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 5,459 million shares of the Company, which represents 50.55% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

2023 Interim Report	25

MAJOR EVENTS

(1)	Brief Introduction of General Meeting

Session of the meeting	Convening date	Title of the motions	Status of the resolutions	Designated websites for publication of resolutions	Date of publication of resolutions
The 2022 Annual General Meeting, the First A Shareholders Class Meeting for 2023 and the First H Shareholders Class Meeting for 2023	28 June 2023

1.   THAT the 2022 Work Report of the Board of Directors be considered and approved;

2.   THAT the 2022 Work Report of the Supervisory Committee be considered and approved;

3.   THAT the 2022 Audited Financial Statements of be considered and approved;

4.   THAT the 2022 Profit Distribution Plan be considered and approved;

5.   THAT the 2023 Financial Budget Report be considered and approved;

6.   THAT the re-appointment of the domestic and international accounting firms for the year 2023 and the authorization of the board of directors to fix their remuneration be considered and approved;

7.   THAT the authorization to the Board of Directors to decide on the registration and issuance of ultra short-term financing bonds be considered and approved;

8.   THAT the reduction of registered capital and amendments to the articles of association;

9.   THAT the proposal to the shareholders at the general meeting to authorize the Board of Directors to repurchase domestic shares and/or overseas-listed foreign shares of the Company be considered and approved;

10.   THAT the resolution on the election of the non-independent directors of the Eleventh session of the Board of the Company be considered and approved;

11.   THAT the resolution on the election of the independent directors of the Eleventh session of the Board of the Company be considered and approved;

12.   THAT the resolution on the election of non-employee representative supervisors of the Eleventh session of the Supervisory Committee be considered and approved.

			Passed	The Shanghai Stock Exchange website, the Hong Kong Stock Exchange website and the website of the Company	29 June 2023

For details of the above meetings, please refer to the resolution announcement published by the Company in China Securities Journal, Securities Times, the Shanghai Stock Exchange website and the Hong Kong Stock Exchange website.

26	Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS (continued)

(2)	Plan for Profit Distribution or Capital Reserves Capitalization

1.	Formulation, Implementation of or Amendment to Profit Distribution Plan

The 2022 Profit Distribution Plan was considered and approved at the 2022 Annual General Meeting held on 28 June 2023 that the Company will not distribute dividend or capitalize capital reserves for the year of 2022. The relevant announcement was published in China Securities Journal and Securities Times on 29 June 2023 and was uploaded to the Hong Kong Stock Exchange website and the Shanghai Stock Exchange on 28 June 2023.

2.	Plan for Profit Distribution or Capital Reserves Capitalization during the Reporting Period

Nil.

(3)	Performance of Undertakings

1.	Undertakings Made by De Facto Controller, Shareholders, Connected Parties, Purchaser and the Company during the Reporting Period or Continuing up to the Reporting Period

Undertakings about share reform

The Company disclosed The Explanatory Memorandum for the Share Reform Scheme of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder, Sinopec Corp., made the following major undertakings that continued up to the Reporting Period:

Sinopec Corp. shall continue to support the development of Sinopec Shanghai upon the completion of the share reform scheme, and shall use Sinopec Shanghai as a platform for the development of related businesses in the future.

For details, please refer to “The Explanatory Memorandum for the Share Reform Scheme of the Company” (the Revised Draft) (Full Version) published in Shanghai Securities News and China Securities Journal on 20 June 2013, as well as the relevant announcements uploaded to the Shanghai Stock Exchange website, the Hong Kong Stock Exchange website and the website of the Company.

2023 Interim Report	27

MAJOR EVENTS (continued)

The share reform scheme was reviewed and approved at the A shares shareholders’ meeting held on 8 July 2013. After the implementation of the share reform scheme on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares previously held by non-circulating shares shareholders attained the right of circulation. For details of the implementation of the share reform scheme, please refer to the “Implementation Report of Sinopec Shanghai Petrochemical Company Limited Share Reform Scheme” published in China Securities Journal and Shanghai Securities News on 14 August 2013 and the relevant announcement uploaded to the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

With regard to the aforementioned undertakings, the Company did not notice any violation in fulfilling the above undertakings by Sinopec Corp.

(4)	Appointment and Dismissal of Accounting Firm

During the Reporting Period, the Company had not changed its auditors.

(5)	Material Lawsuits or Arbitration

During the Reporting Period, the Company had no material lawsuits or arbitration.

(6)	Punishment and Reprimand of the Company and its Directors, Supervisors, Senior Management, Controlling Shareholder, De Facto Controller and Purchaser

As the Company experienced a general work safety responsibility accident on 18 June 2022, the Shanghai Emergency Management Bureau decided to impose an administrative penalty of a fine of RMB400,000 to the Company on 27 June 2023, please refer to the website of the Shanghai Emergency Management Bureau for further details.

(7)	Credit Status of the Company and its Controlling Shareholder and De Facto Controller during the Reporting Period

During the Reporting Period, the Company and its controlling shareholder and de facto controller of the Company were not involved in any events regarding failure to perform obligations under a judgement of courts, nor have they had any relatively large amount of debts which have become due and outstanding.

28	Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS (continued)

(8)	Share Option Incentive Scheme

During the Reporting Period, the Company did not grant A-share stock options under the Share Option Incentive Plan, nor did the granted persons exercise A-share stock options, and no A-share stock options were cancelled or lapsed. No H-share stock options were granted, exercised or cancelled.

(9)	Major Connected Transactions of the Company

1.	Connected Transactions in relation to Daily Operations

Continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules

The Board of the Company resolved on 10 November 2022 to approve the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement entered into by the Company, Sinopec Group and Sinopec Corp. for a term of three years expiring on 31 December 2025; and the Financial Services Framework Agreement entered into by the Company and Sinopec Group for a term of one year expiring on 31 December 2023. The Company has disclosed the three agreements and each of the Continuing Connected Transactions under the agreements in the announcement dated 10 November 2022. The New Mutual Product Supply and Sale Services Framework Agreement, the New Comprehensive Services Framework Agreement, Financial Services Framework Agreement, each of the Continuing Connected Transactions under the agreements and the annual caps were considered and approved at the Third Extraordinary General Meeting for 2022 of the Company.

On 31 December 2020, the Company entered into a storage service agreement with Sinopec Petroleum Reserve Company Limited, a wholly-owned subsidiary of Sinopec Group (which is the de facto controller of the Company), and its subordinate Baishawan Branch (the “Baishawan Branch”). Pursuant to which the Baishawan Branch provided storage services to the Company, for a service term from 1 January 2021 to 31 December 2023 with a maximum annual storage fee of RMB114.00 million (inclusive of value-added tax). For details, please refer to the announcements published on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 8 December 2020.

2023 Interim Report	29

MAJOR EVENTS (continued)

The table below sets out the amounts of the continuing connected transactions of the Company with Sinopec Corp., Sinopec Group and their associates during the Reporting Period:

				Unit: RMB’000
Type of connected transaction	Connected person	Annual cap for 2023	Transaction amount during the Reporting Period	Percentage of the transaction amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and their associates	121,171,000	30,617,595	76.35%
Sales of petroleum products and petrochemicals	Sinopec Corp. and its associates	91,003,000	32,720,074	72.90%
Agency sales of petrochemical products	Sinopec Corp. and its associates	212,000	50,602	100.00%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group and its associates	1,548,000	97,372	16.02%
Petrochemical industry insurance services	Sinopec Group	120,000	58,121	100.00%
Property leasing	Sinopec Corp. and its associates	42,000	17,250	35.73%
Comprehensive services	Sinopec Group and its associates	58,000	22,598	24.52%
Financial Services Framework Agreement
Financial services	Associate of Sinopec Group (Sinopec Finance)	200,000	176	0.10%
Storage services agreement
Storage services	Associate of Sinopec Group (Baishawan Branch)	114,000	57,000	88.05%

30	Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS (continued)

The transactions between the Company and Sinopec Group, Sinopec Corp. and their associates as disclosed in Note 19 to the financial statements prepared under IFRS in the 2023 Interim report of the Company constituted connected transactions under Chapter 14A of the Hong Kong Listing Rules. The above-mentioned continuing connected transactions have been disclosed in accordance with Chapter 14A of the Hong Kong Listing Rules.

2.	Connected Transactions Related to Acquisition or Disposal of Assets or Equity Interests

Connected transaction under Chapter 14A of the Hong Kong Listing Rules

As considered and approved by the 26th Meeting of the Tenth Session of the Board of Directors of the Company, the Company and ZhongKe (Guangdong) Refinery & Petrochemical Company Limited (“ZhongKe Refinery & Petrochemical”) entered into the Assets Transfer Agreement for Shanghai Petrochemical EVA Plant, pursuant to which the Company proposes to transfer the assets of the 100,000 tonnes/year EVA plant under construction held by the Company to ZhongKe Refinery & Petrochemical, and ZhongKe Refinery & Petrochemical shall pay the transfer price of RMB263.29 million (including tax in total) to the Company by way of installment payments. Since ZhongKe Refinery & Petrochemical is a subsidiary of Sinopec Corp., a controlling shareholder of the Company, the aforesaid transaction constitutes a connected transaction of the Company. Pursuant to Chapter 14A of the Hong Kong Listing Rules, as the applicable percentage ratio in respect of the aforesaid connected transaction exceeds 0.1% but is less than 5%, the transaction is subject to the reporting and announcement requirements but is exempted from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules. The relevant announcements have been published on the websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange on 19 January 2023 and 18 January 2023, respectively. As of the date of this report, the signing of the said agreement has been completed.

3.	Material connected transactions of joint external investment

During the Reporting Period, the Company had no material connected transactions of joint external investment.

2023 Interim Report	31

MAJOR EVENTS (continued)

4.	Credits and Liabilities with Connected Parties

Unit: RMB’000
Funds provided by connected parties to
		Funds provided to connected parties			the listed company
	Connected	Opening	Amount of	Closing	Opening	Amount of	Closing
Connected party	relationship	balance	transaction	balance	balance	transaction	balance
Sinopec Corp., its subsidiaries, joint ventures and associates & Sinopec Group and its subsidiaries	Controlling shareholder, de facto controller and their related parties	137,476	(134,017)	3,459	1,235,222	(927,169)	1,008,053

Note 1:

The period-end balance of the funds provided by the Group to the connected parties was mainly unsettled receivables arising from the provision of services and pipeline leases to Sinopec Corp., its subsidiaries and associates.

Note 2:

The period-end balance of the funds provided by the connected parties to the Group was mainly unsettled payables arising from the provision of construction, installation and engineering design services by Sinopec Group and its subsidiaries, and long-term borrowings arising from the Group’s acceptance of loans from Sinopec Corp and its subsidiaries.

The prices of the continuing connected transactions conducted by the Company with Sinopec Group, Sinopec Corp. and their associates were determined, upon negotiations between both parties, on the basis of (i) state tariffs; or (ii) state guidance prices; or (iii) market prices. Such agreements of connected transactions were entered into in line with the Company’s production and operational needs. Accordingly, the aforementioned continuing connected transactions did not have a significant adverse impact on the Company’s independence.

32	Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS (continued)

5.	Financial Business between the Company and the Related Financial Company, the Company’s Holding Financial Company and Related Parties

(1)	Deposit business

						Unit: RMB0’000
		Maximum			Amount incurred in the current period
		daily			Total deposit	Total withdrawn
		deposit	Deposit interest		amount in the	amount in current
Related Party	Relationship	limit	rate range	Opening balance	current period	period	Closing balance
Sinopec Finance	Subsidiary of the ultimate holding company	None	0.35%-1.30%	—	8,413,208.56	8,413,208.56	—

Total	/	/	/	—	8,413,208.56	8,413,208.56	—

Note:	As of 30 June 2023, the deposit amount and closing balance between the Company and its subsidiaries and Sinopec Finance were all current deposits.

(2)	Loan business

						Unit: RMB0’000
					Amount incurred in the current period
					Total loan amount	Total repayment
			Loan interest rate		in the current	amount of the
Related Party	Relationship	Loan limit	range	Opening balance	period	current period	Closing balance
Sinopec Finance	Subsidiary of the ultimate holding company	70,000.00	1.08%	70,000.00	—	—	70,000.00

Total	/	/	/	70,000.00	—	—	70,000.00

2023 Interim Report	33

MAJOR EVENTS (continued)

(10)	Material Contracts and Their Performances

1.	Entrustments, Sub-contracts and Lease Arrangements

During the Reporting Period, the Company had no entrustments, sub-contracts or lease arrangements that generated 10% or more (including 10%) of the gross profit of the Company for the Reporting Period.

2.	Guarantees

The Company did not provide guarantees during the Reporting Period.

3.	Other Material Contracts

There were no other material contracts during the Reporting Period.

(11)	Environmental Information and Social Responsibilities

1.	Environmental protection situation of key pollutant-discharging companies and their subsidiaries as announced by the Ministry of Environmental Protection

The Company is one of the polluting enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Environmental Protection. According to the Measures for Self-Monitoring and Information Disclosure of the Enterprises subject to Intensive Monitoring and Control by the State (Trial Implementation), the Company has disclosed to the public on the website of the National Pollution Source Monitoring Information Management and Sharing Platform about the sites of the pollution sources, the types and concentration of pollutants which are subject to intensive monitoring and control by the state.

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its priority. It has continually received ISO14001 Environmental Management System Certification. In January 2013, it obtained the certifications from the Shanghai Audit Center of Quality in different areas, including quality (GB/T19001: 2008), environment (GB/T24001: 2004) and occupational health and safety (GB/T28001: 2011). On 16 September 2019, it was approved the continuing use of the title of “All-China Environmentally Friendly Enterprise”. On 13 January 2023, the Company was awarded the title of “Sinopec Green Enterprise for 2023” by Sinopec Group.

In the first half of the year, Sinopec Shanghai actively practised the green development concept, stepped up pollution prevention and control efforts, drove clean production, consolidated the achievements for green enterprise development and continued to promote green infrastructure construction. It ensured the effective operation of HSE management system and reinforced its capability to execute HSE system. The Company strengthened source control and implemented environmental protection standards which were stricter than national, industrial and local standards, thereby reducing emission volume and intensity as well as preventing related impact. Strict measures were taken to ensure pollutants to be discharged in an orderly manner and meet the discharge standards so as to contribute its efforts to improve the regional ecological environment quality.

34	Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS (continued)

2.	Pollutant treatment information

(a)	Details of air pollutant emissions[1]

No.	Category of pollutant	Discharge outlet [2]	Discharge method [3]	Emission standard under implementation [4]	Permissible concentration limit [5]	Actual average concentration of the first half of the year [6]	Approved actual emissions of the first half of the year	Emission standard compliance in the first half of the year
1	SO2	70	Continuous

Air Pollutant Emission Standard for Coal-fired Power Plants in Shanghai (DB31/963-2016), Air Pollutant Emission Standard for Coal-fired Power Plants (GB 13223- 2011), Air Pollutant Emission Standard (DB31/933- 2015), Shanghai Municipal Emission Standards for Boiler Pollutants (DB31/387-2018), Pollutant Emission Standards for Petroleum Refining Industry (GB31570- 2015), Pollutant Emission Standard for Petrochemical Industry (GB31571-2015), Pollutant Emission Standards for Synthetic Resin Industry (GB31572-2015)

					10-100 mg/m3	0.01-30 mg/m3	88.51 tons	Standard compliance rate: 100%, subject to the announcement of the competent department of ecological environment.

2	NOX	68	Continuous

Air Pollutant Emission Standard for Coal-fired Power Plants in Shanghai (DB31/963-2016), Air Pollutant Emission Standard for Coal-fired Power Plants (GB 13223- 2011), Air Pollutant Emission Standard (DB31/933- 2015), Shanghai Municipal Emission Standards for Boiler Pollutants (DB31/387-2018), Pollutant Emission Standards for Petroleum Refining Industry (GB31570- 2015), Pollutant Emission Standard for Petrochemical Industry (GB31571-2015), Pollutant Emission Standards for Synthetic Resin Industry (GB31572-2015)

					50-150mg/m3	0.1-85mg/m3	564.73 tons	Standard compliance rate: 100%, subject to the announcement of the competent department of ecological environment.

Note 1:	This report discloses the exhaust emissions that the Company has included in the key management items of pollution discharge permits. The data is calculated based on self-monitoring data, and the final data released by the local ecological environment department shall prevail.

Note 2:	This item is designed to count the number of organized discharge outlets in relation to respective pollutant.

Note 3:	Some outlets discharge intermittently.

Note 4:	For the names of the main industry emission standards, the local emission standards and other standards under implementation, please refer to the public information of the ecological environment department.

Note 5:	The industry discharge standard concentration prevails, and for other standard concentrations implemented, please refer to the public information of the ecological environment department.

Note 6:	The annual average discharge concentrations of major discharge outlets in the first half of the year are all within the corresponding range as disclosed. For details, please refer to the public information of the ecological environment department.

2023 Interim Report	35

MAJOR EVENTS (continued)

(b)	Details of water pollutant emissions [1]

No.	Category of pollutant	Discharge outlet	Discharge method	Emission standard under implementation [2]	Permissible concentration limit [3]	Actual average concentration of the first half of the year [4]	Approved actual emissions of the first half of the year	Emission standard compliance in the first half of the year
1	COD	2	Intermittent	Pollutant Emission Standards for Petroleum Refining Industry (GB31570-2015), Pollutant Emission Standard for Petrochemical Industry (GB31571-2015), Pollutant Emission Standards for Synthetic Resin Industry (GB31572-2015)	60mg/L	20-50 mg/L	299.25 tons	100% up-to-standard daily average.

2	Ammonia nitrogen	2	Intermittent	Pollutant Emission Standards for Petroleum Refining Industry (GB31570-2015), Pollutant Emission Standard for Petrochemical Industry (GB31571-2015), Pollutant Emission Standards for Synthetic Resin Industry (GB31572-2015)	8mg/L	0.02-2mg/L	2.27 tons	100% up-to-standard daily average.

Note 1:	This report discloses the exhaust emissions that the Company has included in the key management items of pollution discharge permits. The data is calculated based on self-monitoring data, and the final data released by the local ecological environment department shall prevail.

Note 2:	For the names of the main industry emission standards, the local emission standards and other standards under implementation, please refer to the public information of the ecological environment department.

Note 3:	The industry discharge standard concentration prevails, and for other standard concentrations implemented, please refer to the public information of the ecological environment department.

Note 4:	The average discharge concentrations of major discharge outlets in the first half of the year are all within the corresponding range as disclosed. For details, please refer to the public information of the ecological environment department.

36	Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS (continued)

3.	Construction and operation of pollution prevention facilities

Main pollution facilities	Pollutant	Emission limits (mg/m3)	Actual in 1H 2023 (mg/m3)	Reach (or not reach) the standard
Thermoelectric boiler	SO2	35	6.39	Reach
	NOX	50	16.46	Reach
	Particulate matter	10	0.89	Reach
2#sulfur	SO2	100	13.65	Reach
3#sulfur	SO2	100	1.92	Reach
4#sulfur	SO2	100	25.09	Reach
Catalytic cracking	SO2	50	6.29	Reach
	NOX	100	8.50	Reach
	Particulate matter	30	8.67	Reach
Process heating furnace	SO2	50	1.62	Reach
	NOX	100	36.27	Reach
	Particulate matter	20	1.55	Reach
Sewage treatment plant	COD mg/l	60	31.47	Reach
	Ammonia nitrogen mg/l	8	0.22	Reach

2023 Interim Report	37

MAJOR EVENTS (continued)

4.	Environmental Impact Assessment and Other Environmental Protection Administrative Licensing of Construction Projects

According to the requirements of laws and regulations such as the Environmental Impact Assessment Law, the Regulations on Environmental Protection Management of Construction Projects and the Classified Management Directory of Environmental Impact Assessment of Construction Projects, the Company actively promoted the triple simultaneous working principles for environmental protections in tandem with construction projects. In the first half of 2023, Shanghai Petrochemical’s thermoelectric generator cleaning and efficiency improvement project was approved by Shanghai Municipal Bureau of Ecology and Environment (approval number: Hu Huan Bao Xu Ping [2023] No.3), and the research and development project of heat-resistant pultruded epoxy resin with high toughness was approved by Shanghai Jinshan Ecological Environment Bureau (approval number: Jin Huan Xu [2023] No.53).

The Company’s existing sewage discharge licence is valid from 28 June 2023 to 27 June 2028. In 2023, the Company carried out self-monitoring, reporting of pollutant discharge permit implementation reports and information disclosure to strictly comply with the management requirements of sewage discharge licence.

In the first half of the year, due to the coordinated treatment on transporting waste gas to thermoelectric boiler from the waste gas recovery device in the Sixth Workshop of the Storage and Transportation Department, the Company completed the re-application for the sewage discharge permit on 28 June 2023.

5.	Emergency response plan for emergent environmental incidents

According to the three-year validity requirement in the “Administrative Measures for Emergency Preparedness for Environmental Incidents of Sinopec”, the Company completed the revision of the “Shanghai Petrochemical’s Comprehensive Emergency Response Plan for Environmental Emergencies” and filed a report to Shanghai Municipal Bureau of Ecology and Environment in December 2022. Its emergency response plan for environmental emergencies covers 7 areas, including “General Principles”, “Emergency Organization and Responsibility”, “Environmental Risk Analysis and Forewarning”, “Emergency Response” and “Subsequent Work”. The specific emergency plan includes 9 contingency plans, including “Specific Emergency Plan for Water Environment Risk”, “Specific Emergency Plan for Long-Distance Pipeline Leakage”, “Specific Emergency Response Plan for Fire and Explosion Accidents”, “Specific Emergency Response Plan for Hazardous Chemicals Leakage Incident”, “Specific Plan for Pipe Gallery Leakage Incident”, “Specific Emergency Response Plan for Oil and Gas Pipeline Leakage Incident”, “Specific Emergency Plan for Soil (Underground Water) Pollution Prevention”, “Shanghai Petrochemical Specific Emergency Plan for Hazardous Waste Disposal” and “Specific Emergency Response Plan for Trans-Regional (Jiaxing, Zhejiang) Environmental Emergencies”.

38	Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS (continued)

In the first half of 2023, the Company studied the “Notice on Completing Risk Assessment of Environmental Incidents in 2022”, the “Sinopec’s Guide on Risk Assessment of Environmental Incidents (March 2022)” and the “Evaluation Form on Risk Index for Environmental Incidents (March 2022)” issued by Sinopec. At present, the Company has 0 extremely high environmental risk source, 16 high environmental risk sources, 51 relatively high environmental risk sources, 77 medium environmental risk sources, and 15 low environmental risk sources. Total environmental risk sources are 159.

The Company carried out regular environmental emergency drills. At 13:00 on 22 May 2023, the Company conducted the emergency response drill for T-20 Tank fire incident in the Seventh Workshop under the Storage and Transportation Department. This drill was based on the “Comprehensive Emergency Response Plan of Shanghai Petrochemical”, the “Specific Emergency Response Plan for Fire and Explosion Accidents”, and the “Specific Emergency Response Plan for Oil and Gas Pipeline Leakage Incident”. The incident handling procedure was rehearsed through a simulated large-scale tank fire accident caused by lightning strike under realistic scenarios, combining with the experience and achievements of the desktop drill, so as to improve the decision making and execution ability of relevant personnel to deal with emergencies quickly. The drill proved that the aforementioned emergency plans were sufficient and effective.

6.	Environmental self-monitoring programme

In accordance with Sinopec Shanghai’s “Self-Monitoring Program for Pollutant Discharge Permit”, “Sinopec’s Provisions on the Management of Environmental Monitoring” and “Sinopec Shanghai’s Provisions on the Management of Environmental Monitoring”, the Company organized and published the Shanghai Petrochemical’s 2021 Environmental Monitoring Plan and Emission Implementation Standards at the end of 2020. They covered the following nine areas: water quality (rain water) monitoring plan, air monitoring plan (atmospheric PM10, unorganized emission monitoring), exhaust gas monitoring plan, noise monitoring plan, radioactive instrument monitoring plan, water quality (sewage) monitoring plan, soil and groundwater monitoring plan. They monitored the Company’s various pollution sources such as sewage, unpolluted water, waste gas, noise and radioactivity, as well as environmental quality monitoring of the atmosphere and groundwater. Daily environmental monitoring was carried out according to the monitoring plan. In the first half of 2023, a total of 36,048 items of water quality data (including 572 items from outsourced projects), 5,123 items of air and waste gas data (including 2,468 items from outsourced projects) and 208 items of noise data were monitored; and the detection on outsourced projects of groundwater and soil in raining season has been completed.

2023 Interim Report	39

MAJOR EVENTS (continued)

7.	Measures and effects taken to reduce carbon emissions during the Reporting Period

During the Reporting Period, the Thermal Power Department applied approximately 2,692 tons of biomass fuel-blended combustion for CFB boiler, and the carbon emission was reduced by approximately 4,038 tons. The 220KV roof 400KW Photovoltaic Power Plants (No. 1 Photovoltaic Power Plant) in western parts of Thermal Power Department were in stable operation. The 1.53MW Photovoltaic Power Plants (No. 2 Photovoltaic Power Plant) at Huanjiang Road have been established and completed the grid-connected power generation. The installation and construction of Nansuitang River and acrylic fiber roof 8.76MW Photovoltaic Power Plants and carbon-fiber large tow 1.66MW Photovoltaic Power Plants have basically been completed. No. 1 Photovoltaic Power Plant generated a total of 234,200 kWh, and No. 2 Photovoltaic Power Plant generated a total of 529,800 kWh, with a total of 764,000 kWh, reducing carbon emissions by 436 tons in the first half of the year. The low-temperature heat utilization project (Phase I) of aromatic division has been used on 14 March, saving 9T/h of 1.3MPa steam. The Company strengthened energy-saving on-site management and managed the phenomenon of “running, flowing, dripping and leaking”, which led to a significant improvement in on-site appearance while saving steam consumption. The Company strengthened operation optimization and took a series of energy-saving measures to reduce steam consumption, resulting in a year-on-year reduction of 62,500 tons of coal (including petroleum coke) consumption.

8.	Administrative penalties for environmental problems during the Reporting Period

During the Reporting Period, the Company was not subject to administrative punishment for environmental problems.

9.	Consolidate and expand the achievements in poverty alleviation and Rural Revitalization

The Company partnered with Bange Middle School in Tibet for education assistance and further improved the measures for education assistance in the first half of the year. It successfully organized a number of activities including on-site research, backbone teachers’ training in Shanghai, repairing reading rooms, building cultural propaganda walls, donating books, honoring the most beautiful rural teachers and online book clubs.

40	Sinopec Shanghai Petrochemical Company Limited

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS

(1)	Changes in Share Capital of Ordinary Shares during the Reporting Period

	Before changes		Changes	After changes
	Number	Percentage (%)	NumberNote	Number	Percentage (%)
Ordinary shares denominated in RMB	7,328,813,500	67.71%	—	7,328,813,500	67.86%
Domestically listed foreign shares	—	—	—	—	—
Overseas listed foreign shares	3,495,000,000	32.29%	(24,528,000)	3,470,472,000	32.14%
Others	—	—	—	—	—
Total number of shares	10,823,813,500	100%	(24,528,000)	10,799,285,500	100%

Note:

On 17 February 2023, the Company cancelled all H shares repurchased up to that date totaling 24,528,000 shares. There was no issuance of new shares, stock dividend or capital reserve capitalisation during the Reporting Period.

(2)	Issue of Shares

1.	Issue of Shares during the Reporting Period

During the Reporting Period, the Group didn’t issue any shares.

2.	Changes in the Company’s Total Number of Ordinary Shares, Shareholding Structure and the Company’s Assets and Liabilities

During the Reporting Period, save as disclosed above, there was no change in the Company’s total number of shares, shareholding structure and Company’s assets and liabilities due to reasons such as stock dividend and allotment of shares.

3.	Employees Shares

The Company had no employee’s shares as at the end of the Reporting Period.

(3)	Shareholders

1.	Total Number of Shareholders

Number of shareholders of ordinary shares as at the end of the Reporting Period	94,357

2023 Interim Report	41

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

2.	Shareholding of the Top Ten Shareholders as at the end of the Reporting Period

Unit: Shares

Shareholding of the top ten shareholders
		Increase/decrease			Number of	Pledged/frozen
		of shareholding	Number of shares		shares held
		during the	held at the end	Percentage of	with selling
Name of shareholders (Full name)	Class of shares	Reporting Period (shares)	of the Reporting Period (shares)	Shareholding (%)	restrictions (shares)	Status of shares	Number of shares	Nature of shareholders
China Petroleum & Chemical Corporation	A shares	0	5,459,455,000	50.55%	0	None	0	State- owned legal person
HKSCC (Nominees) Limited	H shares	-1,199,000	3,451,316,030	31.96%	0	Unknown	—	Overseas legal person
HKSCC Limited	A shares	-4,797,256	91,748,532	0.85%	0	None	0	Overseas legal person
Wang Lei	A shares	0	46,120,300	0.43%	0	None	0	Domestic natural person
China Southern Fund- Agricultural Bank of China - China Southern CSI Financial Asset Management Plan	A shares	-4,024,500	39,059,200	0.36%	0	None	0	Others
GF Fund - Agricultural Bank of China - GF CSI Financial Asset Management Plan	A shares	-6,882,300	38,340,000	0.36%	0	None	0	Others
Dacheng Fund - Agricultural Bank of China - Dacheng CSI Financial Asset Management Plan	A shares	-5,959,600	37,571,869	0.35%	0	None	0	Others
Yinhua Fund- Agricultural Bank of China - Yinhua CSI Financial Asset Management Plan	A shares	-5,800,200	37,251,516	0.34%	0	None	0	Others
China Merchants Bank Co., Ltd. - Wanjia CSI 1000 Index Enhanced Initiated Securities Investment Fund	A shares	20,266,198	29,036,198	0.27%	0	None	0	Others
Bosera Fund - Agricultural Bank of China - Bosera CSI Financial Asset Management Plan	A shares	-14,265,900	28,409,800	0.26%	0	None	0	Others
Note on connected relations or acting in concert of the above shareholders	Among the above-mentioned shareholders, Sinopec Corp, a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an acting-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee. HKSCC Limited is the nominal holder for
Shanghai-Hong Kong Stock Connect Program of the Company. Apart from the above, the Company is not aware of any connected relationship among the other shareholders, or whether any other shareholder constitutes an acting-in-concert party under the Administrative Measures on Acquisition of Listed
	Companies.

Note:	Sinopec Group held 44,660,000 H shares of the Company through its overseas wholly-owned subsidiary Sinopec Century Bright Capital Investment Limited, accounting for 0.4135% of the total shares of the Company. These shares were included in the total shares held by HKSCC (Nominees) Limited.

42	Sinopec Shanghai Petrochemical Company Limited

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

(4)	Change in Controlling Shareholder or De Facto Controller

During the Reporting Period, there was no change in the controlling shareholder or the de facto controller of the Company.

(5)	Interests and Short Positions of the Substantial Shareholders of the Company in Shares and Underlying Shares of the Company

As at 30 June 2023, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the “SFO”) or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

				Percentage of
			Percentage of	total issued
			total issued	shares of the
	Interests held or deemed		shares of the	relevant class
Name of shareholder	as held (shares)	Note	Company (%)	(%)	Capacity
China Petroleum & Chemical Corporation (“Sinopec Corp.”)	5,459,455,000 A shares (L) Shares of legal person	(1)	50.55	74.49	Beneficial owner
Corn Capital Company Ltd	211,008,000 H shares (L)	(2)	1.95	6.04	Beneficial owner
	200,020,000 H shares (S)		1.85	5.72
Hung Hin Fai	211,008,000 H shares (L)	(2)	1.95	6.04	Interests of controlled
	200,020,000 H shares (S)		1.85	5.72	corporation
Yardley Finance Limited	200,020,000 H shares (L)	(3)	1.85	5.72	Secured equity holders
Chan Kin Sun	200,020,000 H shares (L)	(3)	1.85	5.72	Interests of controlled corporation

(L): Long position; (S): Short position

2023 Interim Report	43

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

Notes:

(1)

Based on the information obtained by the Directors from the Hong Kong Stock Exchange website and as far as to the knowledge of the Directors, Sinopec Group directly and indirectly owned 67.84% of the issued share capital of Sinopec Corp. as at 30 June 2023. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,459,455,000 A shares of the Company directly owned by Sinopec Corp.

(2)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(3)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

Save as disclosed above, as at 30 June 2023, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under Section 336 of the SFO.

44	Sinopec Shanghai Petrochemical Company Limited

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS

(1)	Changes in Shareholdings

1.	Changes in Shareholdings of the Current Directors, Supervisors and Senior Management and those Resigned during the Reporting Period

Unit: Shares
Name	Position	Number of shares held at the beginning of the Reporting Period	Number of shares held at the end of the Reporting Period	Change in number of shares during the Reporting Period
Wan Tao	Executive Director and Chairman	Nil	Nil	No change
Guan Zemin	Executive Director, Vice Chairman and President	Nil	Nil	No change
Du Jun	Executive Director, Vice President and Chief Financial Officer	Nil	Nil	No change
Huang Xiangyu	Executive Director and Vice President	140,000	140,000	No change
Xie Zhenglin	Non-executive Director	Nil	Nil	No change
Qin Zhaohui	Non-executive Director	Nil	Nil	No change
Tang Song	Independent Non-executive Director	Nil	Nil	No change
Chen Haifeng	Independent Non-executive Director	Nil	Nil	No change
Yang Jun	Independent Non-executive Director	Nil	Nil	No change
Zhou Ying	Independent Non-executive Director	Nil	Nil	No change
Huang Jiangdong	Independent Non-executive Director	Nil	Nil	No change
Xie Li	Supervisor and Chairman of the Supervisory Committee	Nil	Nil	No change
Zhang Feng	Supervisor	10,000	10,000	No change
Chen Hongjun	Supervisor	31,400	31,400	No change

2023 Interim Report	45

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

Name	Position	Number of shares held at the beginning of the Reporting Period	Number of shares held at the end of the Reporting Period	Change in number of shares during the Reporting Period
Zhang Xiaofeng	Supervisor	Nil	Nil	No change
Zheng Yunrui	Independent Supervisor	Nil	Nil	No change
Choi Ting Ki	Independent Supervisor	Nil	Nil	No change
Zhou Jijun	Vice President	Nil	Nil	No change
Huang Fei	Vice President	Nil	Nil	No change
Liu Gang	Joint Company Secretary, Board Secretary, General Manager Assistant and General Counsel	Nil	Nil	No change
Peng Kun	Resigned Non-executive Director	Nil	Nil	No change
Li Yuanqin	Resigned Independent Non-executive Director	Nil	Nil	No change
Gao Song	Resigned Independent Non-executive Director	Nil	Nil	No change
Ma Yanhui	Resigned Supervisor and Chairman of the Supervisory Committee	Nil	Nil	No change
Jin Qiang	Resigned Vice President	301,000	301,000	No change
Jin Wenmin	Resigned Vice President	175,000	175,000	No change

(2)	Share Options Held by the Directors, Supervisors and Senior Management during the Reporting Period

During the Reporting Period, the Company’s Directors, Supervisors and senior management did not hold Company’s share options.

46	Sinopec Shanghai Petrochemical Company Limited

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(3)	Changes in Directors, Supervisors and Senior Management during the Reporting Period

Name	Position	Change	Date of change	Reason
Qin Zhaohui	Non-executive Director	Elected	28 June 2023	—
Zhou Ying	Independent Non-executive Director	Elected	28 June 2023	—
Huang Jiangdong	Independent Non-executive Director	Elected	28 June 2023	—
Xie Li	Supervisor and Chairman of the Supervisory Committee	Elected	11 May 2023, 15 May 2023	—
Zhou Jijun *	Vice President	Appointed	18 January 2023	—
Peng Kun	Non-executive Director	Resigned	28 June 2023	Resignation on expiration of term of office
Li Yuanqin	Independent Non-executive Director	Resigned	28 June 2023	Resignation on expiration of term of office
Gao Song	Independent Non-executive Director	Resigned	28 June 2023	Resignation on expiration of term of office
Ma Yanhui	Supervisor and Chairman of the Supervisory Committee	Resigned	4 May 2023	Job change
Jin Qiang	Vice President	Resigned	28 June 2023	Resignation on expiration of term of office
Jin Wenmin	Vice President	Resigned	28 June 2023	Resignation on expiration of term of office

*	Zhou Jijun resigned as a vice president of the Company on 3 August 2023 due to job adjustment.

2023 Interim Report	47

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(4)	Interests and Short Positions of the Directors, Chief Executives and Supervisors in the Shares, Underlying Shares and Debentures of the Company or its Associated Corporations

As at 30 June 2023, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant the “Model Code for Securities Transactions” set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”) were as follows:

Interests in the Shares and Underlying Shares of the Company

Name	Position	Number of shares held (shares)	Percentage of total issued shares of the Company (%)	Percentage of total issued A shares (%)	Capacity
Huang Xiangyu	Executive Director and Vice President	140,000 A shares (L)	0.0013	0.0019	Beneficial owner
Zhang Feng	Supervisor	10,000 A shares (L)	0.0001	0.0001	Beneficial owner
Chen Hongjun	Supervisor	31,400 A shares (L)	0.0003	0.0004	Beneficial owner

(L): Long position

Save as disclosed above, as at 30 June 2023, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

48	Sinopec Shanghai Petrochemical Company Limited

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(5)	Changes in Directors’ and Supervisors’ Information

During the Reporting Period, there was no change in the information of Directors and Supervisors in accordance with Rule 13.51B(1) of the Hong Kong Listing Rules that needs to be disclosed.

(6)	Audit and Compliance Committee

On 22 August 2023, the Audit and Compliance Committee of the Eleventh Session of the Board held its first meeting, primarily to review the financial report of the Group for the Reporting Period, and discussed matters relating to the risk management, internal control, compliance management and financial reporting.

(7)	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Company did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

(8)	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied and complied with all code provisions as set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules.

(9)	Compliance with Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate the securities transactions of the Directors and Supervisors of the Company. After making specific enquiries with all Directors and Supervisors, the Company has obtained written confirmation from all the Directors and Supervisors as to their full compliance with the Model Code for Securities Transactions by the Directors and Supervisors of the Company during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management who may be in possession of unpublished inside information of the Company. The Company is not aware of any incident of non-compliance with the Model Code for Securities Transactions by the senior management of the Company.

2023 Interim Report	49

Review report

to the board of directors of Sinopec Shanghai Petrochemical Company Limited

(Incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 51 to 85 which comprises the consolidated statement of financial position of Sinopec Shanghai Petrochemical Company Limited (the “Company”) as of 30 June 2023 and the related consolidated statement of profit or loss, the statement of profit or loss and other comprehensive income, the statement of changes in equity and the condensed consolidated cash flow statement for the six month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2023 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting.

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

23 August 2023

50	Sinopec Shanghai Petrochemical Company Limited

A.	Condensed Consolidated Interim Financial Information Prepared under International Financial Reporting Standards (unaudited)

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED 30 JUNE 2023 – UNAUDITED

(Expressed in Renminbi Yuan)

			Six months ended 30 June
				2022
			2023	(Restated)
	Note		RMB’000	RMB’000
Revenue	3		44,889,109	45,859,205
Taxes and surcharges			(6,226,581)	(5,717,033)

Net sales			38,662,528	40,142,172
Cost of sales			(39,752,809)	(40,681,204)

Gross loss			(1,090,281)	(539,032)
Selling and administrative expenses			(150,736)	(179,494)
Other operating income			62,021	47,661
Other operating expenses			(14,878)	(9,448)
Other losses – net	4	(b)	(12,653)	(4,522)

Loss from operations	3		(1,206,527)	(684,835)

Finance income	4	(a)	185,052	329,305
Finance expenses	4	(a)	(55,547)	(50,043)

Finance income – net			129,505	279,262

Share of net losses of associates and joint ventures accounted for using the equity method			(113,363)	(27,537)

Loss before taxation	3		(1,190,385)	(433,110)
Income tax	5		226,288	11,731

Loss for the period			(964,097)	(421,379)

Attributable to:
– Equity shareholders of the Company			(966,688)	(426,551)
– Non-controlling interests			2,591	5,172

			(964,097)	(421,379)

Losses per share
Basic	6		RMB (0.090)	RMB (0.039)
Diluted	6		RMB (0.090)	RMB (0.039)

The notes on pages 60 to 85 form part of this interim financial report.

2023 Interim Report	51

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2023 – UNAUDITED

(Expressed in Renminbi Yuan)

	Six months ended 30 June
		2022
	2023	(Restated)
	RMB’000	RMB’000
Loss for the period	(964,097)	(421,379)

Other comprehensive income for the period (after tax and reclassification adjustments)
Items that are or may be reclassified subsequently to profit or loss
Share of other comprehensive income of associates accounted for using the equity method	(21)	(22,558)
Losses on cash flow hedges	—	394,762
Income tax relating to these items	—	(98,691)

Other comprehensive income for the period	(21)	273,513
Total comprehensive income for the period	(964,118)	(147,866)

Attributable to:
– Equity shareholders of the Company	(966,709)	(153,038)
– Non-controlling interests	2,591	5,172

Total comprehensive income for the period	(964,118)	(147,866)

The notes on pages 60 to 85 form part of this interim financial report.

52	Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT 30 JUNE 2023 – UNAUDITED

(Expressed in Renminbi Yuan)

			At 30 June	At 31 December
			2023	2022
				(Restated)
	Note		RMB’000	RMB’000
Non-current assets
Property plant and equipment	8		13,699,012	12,179,504
Right-of-use assets			369,488	379,805
Investment property			328,657	336,863
Construction in progress	8		1,749,110	3,748,461
Investments accounted for using the equity method			3,299,009	3,504,393
Deferred tax assets			1,226,394	991,892
Financial assets measured at fair value through other comprehensive income	9		5,000	5,000
Financial assets measured at fair value through profit or loss	13		26,500	–
Time deposits with banks	10		3,235,907	3,389,559
Other non-current assets			661,691	835,400

			24,600,768	25,370,877

Current assets
Inventories	11		7,662,790	7,294,060
Trade receivables	12		40,304	69,351
Other receivables	12		137,879	107,507
Amounts due from related parties	12,19	(c)	1,604,454	2,638,983
Prepayments			17,474	17,832
Value added tax recoverable			277,578	1,057,463
Financial assets measured at fair value through other comprehensive income	9		328,879	582,354
Time deposits with banks	10		2,320,919	3,108,919
Cash and cash equivalents	14		4,610,758	889,413

			17,001,035	15,765,882

The notes on pages 60 to 85 form part of this interim financial report.

2023 Interim Report	53

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

AT 30 JUNE 2023 – UNAUDITED

(Expressed in Renminbi Yuan)

			At 30 June	At 31 December
			2023	2022
				(Restated)
	Note		RMB’000	RMB’000
Current liabilities
Trade and other payables	15		2,162,096	2,926,534
Contract liabilities			359,283	372,760
Amounts due to related parties	15,19	(c)	6,106,612	7,887,809
Staff salaries and welfares payable			680,651	317,891
Borrowings	16		5,048,000	1,550,000
Lease liabilities			9,982	8,738
Income tax payable			4,187	2,754
Current tax liabilities			1,057,529	931,852

			15,428,340	13,998,338

Net current assets			1,572,695	1,767,544

Total assets less current liabilities			26,173,463	27,138,421

Non-current liabilities
Borrowings	16		700,000	700,000
Lease liabilities			4,656	7,513
Deferred tax liabilities			31,910	30,898
Deferred income			45,613	44,608

			782,179	783,019

NET ASSETS			25,391,284	26,355,402

The notes on pages 60 to 85 form part of this interim financial report.

54	Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

AT 30 JUNE 2023 – UNAUDITED

(Expressed in Renminbi Yuan)

		At 30 June	At 31 December
		2023	2022
			(Restated)
	Note	RMB’000	RMB’000
CAPITAL AND RESERVES
Share capital		10,799,286	10,823,814
Reserves	17	14,461,728	15,403,909
Total equity attributable to equity shareholders of the Company		25,261,014	26,227,723
Non-controlling interests		130,270	127,679
TOTAL EQUITY		25,391,284	26,355,402

Approved and authorized for issue by the Board of Directors on 23 August 2023.

Wan Tao	Du Jun
Director	Director

The notes on pages 60 to 85 form part of this interim financial report.

2023 Interim Report	55

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2023 – UNAUDITED

(Expressed in Renminbi Yuan)

		Attributable to equity shareholders of the Company
		Share	Other	Retained		Non-controlling
		capital	reserves	earnings	Total	interests	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 31 December 2021		10,823,814	7,038,975	12,379,350	30,242,139	135,259	30,377,398
Change in accounting policy	2	—	(5)	(57)	(62)	(5)	(67)

Balance at 1 January 2022 (Restated)		10,823,814	7,038,970	12,379,293	30,242,077	135,254	30,377,331

Changes in equity for the six months ended 30 June 2022:
(Loss)/profit for the period		—	—	(426,551)	(426,551)	5,172	(421,379)
Other comprehensive income	17	—	273,513	—	273,513	—	273,513

Total comprehensive income for the period		—	273,513	(426,551)	(153,038)	5,172	(147,866)

Amounts transferred from hedging reserve to initial carrying amount of hedged items		—	(151,817)	—	(151,817)	—	(151,817)
Dividends proposed and approved	7	—	—	(1,082,381)	(1,082,381)	(11,434)	(1,093,815)
Appropriation of safety production fund	17	—	38,672	(38,672)	—	—	—
Others		—	3,860	—	3,860	—	3,860

Balance at 30 June 2022 (Restated)		10,823,814	7,203,198	10,831,689	28,858,701	128,992	28,987,693

Balance at 30 June 2022 (Restated)		10,823,814	7,203,198	10,831,689	28,858,701	128,992	28,987,693
Changes in equity for the six months ended 31 December 2022:
Loss for the period		—	—	(2,419,502)	(2,419,502)	(1,313)	(2,420,815)
Other comprehensive income	17	—	(95,765)	—	(95,765)	—	(95,765)

Total comprehensive income for the period		—	(95,765)	(2,419,502)	(2,515,267)	(1,313)	(2,516,580)

Amounts transferred from hedging reserve to initial carrying amount of hedged items		—	(86,162)	—	(86,162)	—	(86,162)
Purchase of own shares		—	(25,689)	—	(25,689)	—	(25,689)
Appropriation of safety production fund	17	—	15,420	(15,420)	—	—	—
Others		—	(3,860)	—	(3,860)	—	(3,860)

Balance at 31 December 2022 (Restated)		10,823,814	7,007,142	8,396,767	26,227,723	127,679	26,355,402

The notes on pages 60 to 85 form part of this interim financial report.

56	Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023 – UNAUDITED

(Expressed in Renminbi Yuan)

		Attributable to equity shareholders of the Company
						Non-
		Share		Retained		controlling
		capital	Other reserves	earnings	Total	interests	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2023		10,823,814	7,007,142	8,396,767	26,227,723	127,679	26,355,402

Changes in equity for the six months ended 30 June 2023:
(Loss)/profit for the period		—	—	(966,688)	(966,688)	2,591	(964,097)
Other comprehensive income	17	—	(21)	—	(21)	—	(21)

Total comprehensive income for the period		—	(21)	(966,688)	(966,709)	2,591	(964,118)

Appropriation of safety production fund	17	—	20,584	(20,584)	—	—	—
Cancellation of repurchased own shares	17	(24,528)	24,528	—	—	—	—

Balance at 30 June 2023		10,799,286	7,052,233	7,409,495	25,261,014	130,270	25,391,284

The notes on pages 60 to 85 form part of this interim financial report.

2023 Interim Report	57

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2023 – UNAUDITED

(Expressed in Renminbi Yuan)

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Operating activities
Cash used in operations	(167,151)	(6,035,723)
Interest paid	(53,368)	(39,711)
Income tax paid	(59,732)	(369,399)

Net cash used in operating activities	(280,251)	(6,444,833)

Investing activities
Dividends received from joint ventures and associates	92,000	576,138
Interest received	58,168	218,238
Net proceeds from disposal of property, plant and equipment	24,589	8,882
Cash received from time deposits with maturity less than one year	1,000,000	5,950,000
Cash received from refund of investment deposits	50,000	—
Cash payment for investment in structured deposits	—	(1,000,000)
Cash payment for investment in time deposits	—	(2,600,000)
Cash payment for investment in entrusted loans	—	(150,000)
Cash payment for investment deposits	—	(53,500)
Payment for the purchase of property, plant and equipment and other long-term assets	(693,175)	(1,059,504)
Payment for investment in an associate and a joint venture	—	(130,000)
Cash payment for redeemable preference share investments	(26,500)	—
Other cash flows arising from investing activities	(1,997)	5,677

Net cash generated from investing activities	503,085	1,765,931

The notes on pages 60 to 85 form part of this interim financial report.

58	Sinopec Shanghai Petrochemical Company Limited

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023 – UNAUDITED

(Expressed in Renminbi Yuan)

		Six months ended 30 June
		2023	2022
	Note	RMB’000	RMB’000
Financing activities
Proceeds from borrowings		16,018,000	9,455,000
Proceeds from short-term bonds		—	3,000,000
Repayments of borrowings		(12,520,000)	(8,955,200)
Repayments of short-term bonds		—	(1,500,000)
Principal elements of lease payments		(6,825)	(2,991)

Net cash generated from financing activities		3,491,175	1,996,809

Net increase/(decrease) in cash and cash equivalents		3,714,009	(2,682,093)
Cash and cash equivalents at 1 January		889,413	5,112,010
Effect of foreign exchange rates changes		7,336	8,733

Cash and cash equivalents at 30 June	14	4,610,758	2,438,650

The notes on pages 60 to 85 form part of this interim financial report.

2023 Interim Report	59

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi Yuan unless otherwise indicated)

1	General information and basis of preparation

Sinopec Shanghai Petrochemical Company Limited (“the Company”), located in Jinshan District of Shanghai, is one of the largest refining-chemical integrated petrochemical companies in China. It is one of the subsidiaries of China Petroleum & Chemical Corporation (“Sinopec Corp.”). The Company and its subsidiaries (“the Group”) are principally engaged in processing the crude oil into synthetic fibres, resins and plastics, intermediate petrochemical and petroleum products.

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). It was authorised for issue on 23 August 2023.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2022 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2023 annual financial statements. Details of any changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2022 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. KPMG’s independent review report to the Board of Directors is included on Page 50.

60	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Changes in accounting policies

The Group has applied the following amendments to IFRSs issued by the IASB to this interim financial report for the current accounting period:

•	IFRS 17, Insurance contracts

•	Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors: Definition of accounting estimates

•	Amendments to IAS 12, Incomes taxes: Deferred tax related to assets and liabilities arising from a single transaction

•	Amendments to IAS 12, Incomes taxes: International tax reform-Pillar Two model rules

Except for Amendments to IAS 12, Incomes taxes: Deferred tax related to assets and liabilities arising from a single transaction, none of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial report. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting.

Amendments to IAS 12, Incomes taxes: Deferred tax related to assets and liabilities arising from a single transaction

The amendments narrow the scope of the initial recognition exemption such that it does not apply to transactions that give rise to equal and offsetting temporary differences on initial recognition such as leases and decommissioning liabilities. For leases and decommissioning liabilities, the associated deferred tax assets and liabilities are required to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments are applied to those transactions that occur after the beginning of the earliest period presented.

2023 Interim Report	61

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Changes in accounting policies (continued)

Prior to the amendments, the Group applied the initial recognition exemption to lease transactions and has not recognized the related deferred tax. Following the amendments, the Group has determined the temporary difference in relation to right-of-use assets and lease liabilities separately. This change in policy has been applied retrospectively by restating the balances at 1 January 2022 and 31 December 2022, with consequential adjustments to comparatives for the period ended 30 June 2022 as follows:

		Effect of adoption
	As previously	of amendments to
	reported	IAS 12	As restated
	RMB’000	RMB’000	RMB’000
Consolidated income statement for the six months ended 30 June 2022:
Income tax	(11,780)	49	(11,731)
Loss for the period	(421,330)	(49)	(421,379)
Attributable to:
– Equity shareholders of the Company	(426,518)	(33)	(426,551)
– Non-controlling interests	5,188	(16)	5,172
Basic losses per share	RMB(0.039)	—	RMB(0.039)
Diluted losses per share	RMB(0.039)	—	RMB(0.039)

Consolidated statement of financial position as at 31 December 2022:
Deferred tax assets	991,850	42	991,892
Total non-current assets	25,370,835	42	25,370,877
Total assets less current liabilities	27,138,379	42	27,138,421
Deferred tax liabilities	30,895	3	30,898
Total non-current liabilities	783,016	3	783,019
Net assets	26,355,363	39	26,355,402
Reserves	15,403,868	41	15,403,909
Total equity attributable to equity shareholders of the Company	26,227,682	41	26,227,723
Non-controlling interests	127,681	(2)	127,679
Total equity	26,355,363	39	26,355,402

Consolidated statement of financial position as at 1 January 2022:
Deferred tax liabilities	33,344	67	33,411
Total non-current liabilities	747,448	67	747,515
Net assets	30,377,398	(67)	30,377,331
Reserves	19,418,325	(62)	19,418,263
Total equity attributable to equity shareholders of the Company	30,242,139	(62)	30,242,077
Non-controlling interests	135,259	(5)	135,254
Total equity	30,377,398	(67)	30,377,331

62	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Segment information and revenue

3.1	Segment information

The Group manages its business by divisions, which are organized by business lines. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker, Board of Directors, for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The basis of segmentation and the basis of measurement of segment profits or losses, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2022.

			Trading of
	Petroleum	Intermediate	petrochemical	Resins and	Synthetic
	products	petrochemicals	product	plastics	fibres	Others	Total
Six months ended 30 June 2023	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment revenue	41,283,131	10,363,735	4,492,096	3,998,321	223,383	857,330	61,217,996
Inter segment revenue	(10,607,395)	(4,918,849)	(231,132)	(145,908)	—	(425,603)	(16,328,887)

Revenue from external customers	30,675,736	5,444,886	4,260,964	3,852,413	223,383	431,727	44,889,109

Timing of revenue recognition
– At a point in time	30,675,736	5,444,886	4,230,925	3,852,413	223,383	431,727	44,859,070
– Over time	—	—	30,039	—	—	—	30,039

	30,675,736	5,444,886	4,260,964	3,852,413	223,383	431,727	44,889,109

Segment result – (loss)/profit from operations	(475,365)	91,258	5,808	(262,462)	(514,194)	(51,572)	(1,206,527)

Impairment of plant and machinery	—	—	—	—	—	—	—
As at 30 June 2023
Segment assets	15,060,217	3,650,358	1,036,357	1,294,322	2,806,709	2,687,982	26,535,945
Segment liabilities	7,036,540	600,510	1,073,207	1,198,316	409,090	35,702	10,353,365

2023 Interim Report	63

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Segment information and revenue (continued)

3.1	Segment information (continued)

			Trading of
	Petroleum	Intermediate	petrochemical	Resins and
	products	petrochemicals	product	plastics	Synthetic fibres	Others	Total
Six months ended 30 June 2022	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment revenue	34,221,223	11,911,697	7,484,773	4,350,398	230,753	730,640	58,929,484
Inter segment revenue	(6,703,682)	(5,479,120)	(528,814)	(35,990)	(30)	(322,643)	(13,070,279)

Revenue from external customers	27,517,541	6,432,577	6,955,959	4,314,408	230,723	407,997	45,859,205

Timing of revenue recognition
– At a point in time	27,517,541	6,432,577	6,915,528	4,314,408	230,723	407,997	45,818,774
– Over time	—	—	40,431	—	—	—	40,431

	27,517,541	6,432,577	6,955,959	4,314,408	230,723	407,997	45,859,205

Segment result – profit/(loss) from operations	464,776	(556,193)	19,821	(220,997)	(320,684)	(71,558)	(684,835)

Impairment of plant and machinery	—	—	—	—	—	—	—
As at 31 December 2022
Segment assets (Restated)	16,021,111	3,803,989	1,391,104	1,359,796	2,734,193	2,765,693	28,075,886
Segment liabilities (Restated)	8,159,960	801,787	1,370,346	1,309,344	531,455	251,328	12,424,220

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Segment result – (loss)/profit from operations
Petroleum products	(475,365)	464,776
Intermediate petrochemicals	91,258	(556,193)
Trading of petrochemical product	5,808	19,821
Resins and plastics	(262,462)	(220,997)
Synthetic fibres	(514,194)	(320,684)
Others	(51,572)	(71,558)

Segment result – loss from operations	(1,206,527)	(684,835)
Finance income – net	129,505	279,262
Share of net losses of associates and joint ventures accounted for using the equity method	(113,363)	(27,537)

Loss before taxation	(1,190,385)	(433,110)

64	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Segment information and revenue (continued)

3.2	Revenue

The Group’s revenue from external customers are substantially all within Mainland China for the six months ended 30 June 2023 and 2022. As at 30 June 2023 and 31 December 2022, assets are also substantially all within Mainland China.

Revenue of approximate RMB31,462,732 thousand (six months ended 30 June 2022: RMB29,555,589 thousand) are derived from a single customer. These revenues are attributable to the petroleum products and other segments.

4	Loss before taxation

Loss before taxation is arrived at after charging/(crediting):

(a)	Finance income – net

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Interest income from time deposits with maturity more than 3 months	116,491	261,964
Interest income from time deposits with maturity less than 3 months	66,336	62,652
Others	2,225	4,689

Finance income	185,052	329,305

Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss	(65,940)	(60,820)
Less: interest expense capitalized into construction in progress	10,393	10,777

Finance expenses	(55,547)	(50,043)

Finance income – net	129,505	279,262

2023 Interim Report	65

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

4	Loss before taxation (continued)

(b)	Other losses – net

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Gains from structured deposits	—	9,300
Net losses on disposal of property, plant and equipment	(8,876)	(5,960)
Net gains on foreign exchange option/forward contracts	—	7,583
Net losses on commodity swaps contracts not qualified for hedging accounting	—	(35,188)
Net foreign exchange (losses)/gains	(1,780)	20,082
Net losses on selling of financial assets at fair value through other comprehensive income (“FVOCI”)	(1,997)	(2,187)
Net losses on disposal of inventory	—	(819)
Interest income on entrusted loans	—	2,667

	(12,653)	(4,522)

(c)	Other items

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Depreciation of property, plant and equipment	811,678	716,213
Depreciation of right-of-use assets	15,710	16,130
Depreciation of investment properties	7,650	7,661
Amortization of other non-current assets	146,944	136,125
Research and development costs (other than depreciation and amortization)	66,689	34,884
Provision of inventory write-down	190,486	177,777

66	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

5	Income tax

	Six months ended 30 June
	2023	2022
		(Restated)
	RMB’000	RMB’000
Current tax:
Provision for PRC current income tax for the period	(7,429)	(8,737)
Tax filing difference	227	(54,017)

	(7,202)	(62,754)
Deferred tax:
Origination and reversal of temporary differences	233,490	74,485

	226,288	11,731

The provision for PRC income tax is calculated at the rate of 25% (six months ended 30 June 2022: 25%) on the estimated taxable income of the six months ended 30 June 2023 determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes.

6	Losses per share

(a)	Basic losses per share

The calculation of basic losses per share is based on the loss attributable to equity shareholders of the Company for the six months ended 30 June 2023 of RMB966,688 thousand (six months ended 30 June 2022: loss of RMB426,551 thousand) and 10,799,285,500 shares (six months ended 30 June 2022: 10,823,813,500 shares) in issue during the interim period.

	Six months ended 30 June
	2023	2022
		(Restated)
	RMB’000	RMB’000
Loss attributable to equity shareholders of the Company	(966,688)	(426,551)

Weighted average number of ordinary shares in issue (thousands of shares)	10,799,286	10,823,814

Basic losses earnings per share (RMB per share)	RMB (0.090)	RMB (0.039)

2023 Interim Report	67

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

6	Losses per share (continued)

(b)	Diluted losses per share

There were no dilutive potential ordinary shares for the six months ended 30 June 2023 and 2022, therefore diluted losses per share is the same as basic losses per share.

7	Dividends

(a)	Dividends payable to equity shareholders of the Company attributable to the interim period

The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2023 (six months ended 30 June 2022: Nil).

(b)	Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved during the interim period

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
No final dividend in respect of the previous financial year was approved during the following interim period (six months ended 30 June 2022: RMB0.10 per ordinary share)	—	1,082,381

8	Property, plant and equipment and construction in progress

(a)	Acquisitions and disposals of owned assets

During the six months ended 30 June 2023, acquisitions of property, plant and equipment and additions of construction in progress of the Group amounted to RMB64,251 thousand (six months ended 30 June 2022: RMB59,943 thousand) and RMB300,493 thousand (six months ended 30 June 2022: RMB911,640 thousand), respectively.

68	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

9	Financial assets measured at fair value through other comprehensive income

	As at	As at
	30 June	31 December
	2023	2022
	RMB’000	RMB’000
Trade and bills receivable (i)
– Amounts due from third parties	328,879	582,354

	328,879	582,354
Equity investments	5,000	5,000

	333,879	587,354

(i)

As at 30 June 2023 and 31 December 2022, certain trade receivables and bills receivable were classified as financial assets at FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

(ii)

As at 30 June 2023, the Group discounted certain bank acceptance bills to banks for cash proceeds and endorsed certain bank acceptance bills to suppliers for settling trade payables of the same amount on a full recourse basis. The Group has derecognized these bills receivable and the payables to suppliers in their entirety. These derecognized bank acceptance bills had a maturity date less than twelve months from the end of the reporting period. In the opinion of the directors, the Group has transferred substantially all the risks and rewards of ownership of these bills to its suppliers, and the Group has limited exposure in respect of the settlement obligation of these bills receivable under the relevant PRC rules and regulations should the issuing banks fail to settle the bills on maturity date. The Group considered the issuing banks of the bills are of good credit rating and the non-settlement of these bills by the issuing banks on maturity is not probable.

As at 30 June 2023, the Group’s maximum exposure to loss and undiscounted cash outflow, which is same as the amounts payable by the Group to banks or suppliers in respect of the discounted bills and endorsed bills, should the issuing banks fail to settle the bills on maturity date, amounted to RMB192,687 thousand and RMB119,870 thousand (31 December 2022: RMB196,667 thousand and RMB178,369 thousand) respectively.

2023 Interim Report	69

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

10	Time deposits with banks

	As at	As at
	30 June	31 December
	2023	2022
	RMB’000	RMB’000
Time deposits with maturity
– More than three months and less than one year	2,320,919	3,108,919
– More than one year	3,235,907	3,389,559

	5,556,826	6,498,478

As at 30 June 2023, interest rates of time deposits with maturity more than three months and less than one year ranged from 3.85% to 3.99% per annum (31 December 2022: 3.85% to 4.13% per annum), which were presented as current assets. Time deposits with maturity of more than one year were time deposits of three years to five years with the interest rates from 3.55% to 4.20% per annum, which were presented as non-current assets in the statement of financial position (31 December 2022: 3.55% to 4.20% per annum).

11	Inventories

(a)	Inventories in the consolidated statements of financial position comprise:

	As at	As at
	30 June	31 December
	2023	2022
	RMB’000	RMB’000
Raw materials	5,774,610	5,673,724
Work in progress	441,412	518,048
Finished goods	1,251,152	914,588
Spare parts and consumables	195,616	187,700

	7,662,790	7,294,060

70	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

11	Inventories (continued)

(b)	The analysis of the amount of inventories recognized as expenses and included in profit or loss is as follows:

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Carrying amount of inventories sold	38,159,523	38,698,220
Provision of inventory write-down	190,486	177,777
Cost of inventories directly recognized as research and development expenses	10,027	6,761
Cost of inventories directly recognized as other losses-net	—	819

	38,360,036	38,883,577

12	Trade and other receivables

	As at	As at
	30 June	31 December
	2023	2022
	RMB’000	RMB’000
Trade receivables	42,877	72,110
Less: loss allowance	(2,573)	(2,759)

	40,304	69,351

Amounts due from related parties excluded prepayments and bills receivable (*)	1,595,923	2,583,289
Less: loss allowance (*)	(2,818)	(2,802)

	1,633,409	2,649,838

Other receivables	139,815	109,440
Less: loss allowance	(1,936)	(1,933)

	137,879	107,507

Financial assets measured at amortized cost	1,771,288	2,757,345

Amounts due from related parties – prepayments (*)	11,349	58,496

	1,782,637	2,815,841

Amounts due from related parties (summary of *)	1,604,454	2,638,983

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

2023 Interim Report	71

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

12	Trade and other receivables (continued)

The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments and bills receivable (net of allowance for doubtful debts) is as follows:

	As at	As at
	30 June	31 December
	2023	2022
	RMB’000	RMB’000
Within one year	1,632,940	2,649,673
Over one year within two years	469	165

	1,633,409	2,649,838

Movements in the loss allowance account in respect of trade and other receivables during the period is as follows:

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Balance at 1 January	7,494	2,128
Impairment losses recognized during the period	19	4,887
Recoveries or reversals during the period	(186)	—

Balance at 30 June	7,327	7,015

As at 30 June 2023 and 31 December 2022, no trade receivable was pledged as collateral.

Sales to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

13	Financial assets measured at fair value through profit or loss

	As at	As at
	30 June	31 December
	2023	2022
	RMB’000	RMB’000
Redeemable preference share investments	26,500	–

As at 30 June 2023, financial assets at fair value through profit or loss are mainly preference shares investments that are redeemable at the option of the Group, which are presented as non-current assets since the management does not have intention to dispose of the investments within one year.

72	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

14	Cash and cash equivalents

	As at	As at
	30 June	31 December
	2023	2022
	RMB’000	RMB’000
Cash at bank and on hand	4,610,758	889,413

	4,610,758	889,413

i.

As at 30 June 2023, cash and cash equivalents situated in Mainland China amounted to RMB4,610,758 thousand (31 December 2022: RMB889,413 thousand). Remittance of funds out of Mainland China is subject to relevant rules and regulations of foreign exchange control.

15	Trade and other payables

	As at	As at
	30 June	31 December
	2023	2022
	RMB’000	RMB’000
Trade payables	1,364,570	1,818,453
Bills payable	103,950	24,951
Amounts due to related parties exclude advances received (*)	6,098,966	7,877,323

	7,567,486	9,720,727

Dividends payable	31,631	31,631
Construction payable	454,816	831,422
Accrued expenses	136,442	143,299
Other liabilities	70,687	76,778

	693,576	1,083,130

Financial liabilities measured at amortized cost	8,261,062	10,803,857
Amounts due to related parties – advances received (*)	7,646	10,486

	8,268,708	10,814,343

Less: total amount due to related parties (summary of *)	6,106,612	7,887,809

Trade and other payables	2,162,096	2,926,534

2023 Interim Report	73

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

15	Trade and other payables (continued)

As at 30 June 2023 and 31 December 2022, all trade and other payables of the Group were non-interest bearing, and their fair value, approximated their carrying amounts due to their short maturities.

As at 30 June 2023 and 31 December 2022, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at	As at
	30 June	31 December
	2023	2022
	RMB’000	RMB’000
Within one year	7,556,208	9,708,441
Between one and two years	336	2,524
Over two years	10,942	9,762

	7,567,486	9,720,727

16	Borrowings

	As at	As at
	30 June	31 December
	2023	2022
	RMB’000	RMB’000
Credit loans due within one year – Short-term bank loan	5,048,000	1,550,000

Credit loans due over one year but within three years – Long-term borrowings from a related party (Note 19(c))	700,000	700,000

	5,748,000	2,250,000

(a)	The analysis of the repayment schedule of borrowings are as follows:

	As at	As at
	30 June	31 December
	2023	2022
	RMB’000	RMB’000
Within 1 year or on demand	5,048,000	1,550,000
Over one year but within two years	700,000	700,000

	5,748,000	2,250,000

74	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

16	Borrowings (continued)

(a)	The analysis of the repayment schedule of borrowings are as follows: (continued)

The weighted average interest rate for the Group’s short-term bank loan was 1.99% as at 30 June 2023 (31 December 2022: 2.35%). The interest rate of the Group’s long-term borrowings was 1.08% as at 30 June 2023 (31 December 2022: 1.08%).

As at 30 June 2023 and 31 December 2022, no borrowings were secured by property, plant and equipment.

17	Reserves

							Safety
	Legal	Capital	Surplus	Other		Share	production	Treasury	Retained
	surplus	surplus	reserve	reserve		premium	fund	shares	earnings
	(note(a))	(note(b))	(note(c))	(note(d))	Hedging	(note(e))	(note(f))	(note(g))	(note(h))	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 31 December 2021	6,571,284	13,739	101,355	22,965	36,460	106,846	186,326	—	12,379,350	19,418,325
Change in accounting policy (Note 2)	(5)	—	—	—	—	—	—	—	(57)	(62)

Balance at 1 January 2022 (Restated)	6,571,279	13,739	101,355	22,965	36,460	106,846	186,326	—	12,379,293	19,418,263

Total comprehensive income for the period attributable to shareholders of the Company	—	—	—	(22,558)	296,071	—	—	—	(426,551)	(153,038)
Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	—	—	—	(151,817)	—	—	—	—	(151,817)
Dividends declared and approved in respect of previous year	—	—	—	—	—	—	—	—	(1,082,381)	(1,082,381)
Appropriation of safety production fund	—	—	—	—	—	—	38,672	—	(38,672)	—
Others	—	3,860	—	—	—	—	—	—	—	3,860

Balance at 30 June 2022 and 1 July 2022 (Restated)	6,571,279	17,599	101,355	407	180,714	106,846	224,998	—	10,831,689	18,034,887

Total comprehensive income for the period attributable to shareholders of the Company	—	—	—	(1,213)	(94,552)	—	—	—	(2,419,502)	(2,515,267)
Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	—	—	—	(86,162)	—	—	—	—	(86,162)
Purchase of own shares	—	—	—	—	—	—	—	(25,689)	—	(25,689)
Appropriation of safety production fund	—	—	—	—	—	—	15,420	—	(15,420)	—
Others	—	(3,860)	—	—	—	—	—	—	—	(3,860)

Balance at 31 December 2022 (Restated)	6,571,279	13,739	101,355	(806)	—	106,846	240,418	(25,689)	8,396,767	15,403,909

Balance at 1 January 2023	6,571,279	13,739	101,355	(806)	—	106,846	240,418	(25,689)	8,396,767	15,403,909

Total comprehensive income for the period attributable to shareholders of the Company	—	—	—	(21)	—	—	—	—	(966,688)	(966,709)
Cancellation of repurchased own shares	—	—	—	—	—	(1,161)	—	25,689	—	24,528
Appropriation of safety production fund	—	—	—	—	—	—	20,584	—	(20,584)	—

Balance at 30 June 2023	6,571,279	13,739	101,355	(827)	—	105,685	261,002	—	7,409,495	14,461,728

2023 Interim Report	75

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

17	Reserves (continued)

Notes:

(a)

Under PRC rules and regulations, the Company and its PRC subsidiaries are required to set aside 10% of the net income determined in accordance with the PRC accounting rules and regulations to a legal surplus reserve. The transfer to this reserve must be made before distribution of any dividend to shareholders.

The legal surplus reserve is non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilized for business expansion or converted into ordinary shares by the issuance of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issuance is not less than 25% of the registered capital.

In accordance with PRC rules and regulations, the Company has set aside RMB6,571,279 thousand of legal surplus as of 30 June 2023.

(b)	This reserve represents gifts or grants received from China Petrochemical Corporation, the ultimate parent company and which are required to be included in this reserve fund by PRC regulations.

(c)	The transfer to this reserve from the retained profits is subject to the approval by shareholders at general meetings. Its usage is similar to that of legal surplus reserve.

(d)

Other reserve comprises share of post-acquisition movements in other comprehensive income from associates and joint ventures using the equity methods of accounting with a corresponding adjustment to the carrying amount of the investment.

(e)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

(f)

According to the relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products. This reserve represents unutilized safety production fund.

(g)

The proposal to authorize the board of directors to repurchase domestic shares and/or overseas-listed foreign shares of the Company was approved at the 2021 Annual General Meeting, the Second A Shareholders Class Meeting for 2022 and the Second H Shareholders Class Meeting for 2022 on 22 June 2022. According to the authorization, the Company repurchased shares in call auction since 27 October 2022. As of 31 December 2022, the Company has repurchased 24,528,000 H-share ordinary shares on the Hong Kong Stock Exchange for an aggregate consideration of RMB25,689 thousand.

On 17 February 2023, the Company cancelled 24,528,000 H shares repurchased. After the cancellation, the total number of issued share capital reduced by RMB24,528 thousand, and the share premium reduced by RMB1,161 thousand.

(h)

According to the Company’s Articles of Association, the reserve available for distribution is the lower of the amount determined under China Accounting Standards for Business Enterprises and the amount determined under IFRS. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2023 (six months ended 30 June 2022: Nil).

76	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

18	Fair value measurement of financial instruments

The table below analyses the Group’s financial instruments carried at fair value as at 30 June 2023 and 31 December 2022 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•

The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

The fair value of financial instruments that are not traded in an active market (for example, over–the–counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

		As at 30 June 2023
		Recurring fair value measurements
		Level 1	Level 2	Level 3	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets
Financial assets measured at fair value through profit or loss
– Redeemable preference share investments	13	—	—	26,500	26,500
Financial assets at fair value through other comprehensive income
– Trade and bills receivable	9	—	328,879	—	328,879
– Equity investments	9	—	—	5,000	5,000

		—	328,879	31,500	360,379

2023 Interim Report	77

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

18	Fair value measurement of financial instruments (continued)

		As at 31 December 2022
		Recurring fair value measurements
		Level 1	Level 2	Level 3	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets
Financial assets at fair value through other comprehensive income
– Trade and bills receivable	9	—	582,354	—	582,354
– Equity investments	9	—	—	5,000	5,000

		—	582,354	5,000	587,354

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of trade and bills receivable is estimated as the present value of the future cash flows, discounted at the market interest rates at the balance sheet date.

Valuation techniques and inputs used in Level 3 fair value measurements

For redeemable preference share investments, the fair value is determined using most recent transaction price.

For equity investment, as the operating environment, operating status and financial position of the investee do not have significant change, the fair value is measured at its investment cost.

During the six month period ended 30 June 2023, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

78	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

18	Fair value measurement of financial instruments (continued)

Valuation techniques and inputs used in Level 3 fair value measurements (continued)

The following table presents the changes in level 3 items for the period ended 30 June 2023:

			Preferred
	Equity	Structured	share
	investments	deposits	investments	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2022	5,000	—	—	5,000
Acquisitions	—	1,000,000	—	1,000,000
Disposals	—	—	—	—
Fair value change	—	9,300	—	9,300

As at 30 June 2022	5,000	1,009,300	—	1,014,300
Acquisitions	—	—	—	—
Disposals	—	(1,009,300)	—	(1,009,300)
Fair value change	—	—	—	—

As at 31 December 2022	5,000	—	—	5,000
Acquisitions	—	—	26,500	26,500
Disposals	—	—	—	—
Fair value change	—	—	—	—

As at 30 June 2023	5,000	—	26,500	31,500

Financial assets and financial liabilities not measured at fair value mainly represent trade receivables, other receivables, amounts due from related parties excluded prepayments, trade payables, amounts due to related parties, other payables (except for the staff salaries and welfare payables and taxes payables) and borrowings. The carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

2023 Interim Report	79

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

19	Related-party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company
China Petrochemical Corporation (“Sinopec Group”)	Ultimate parent company

Sinopec Corp.	Immediate parent company

Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company

China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company

China Petrochemical International Company Limited	Subsidiary of the immediate parent company

Sinopec Chemical Commercial Company Limited	Subsidiary of the immediate parent company

Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company

Sinopec Petroleum Commercial Reserve Company Limited	Subsidiary of the ultimate parent company

Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company

Shanghai Secco Petrochemical Co., Ltd. (“Shanghai Secco”)	Associate of the Group

Shanghai Nanguang Petrochemical Co., Ltd.	Associate of the Group

Linde-SPC Gases Company Limited	Joint venture of the Group

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends payable as disclosed in Note 7 and Note 15.

Most of the transactions undertaken by the Group during the six months ended 30 June 2023 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Company with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

80	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

19	Related-party transactions (continued)

The pricing policy for these services and products provided under the agreement is as follows:

•	if there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	if there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	if there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

(a)	Transactions between the Group and Sinopec Corp, its subsidiaries and joint ventures during the six months ended 30 June 2023 and the six months ended 30 June 2022 were as follows:

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Sales of petroleum products	26,956,045	23,930,464
Sales other than petroleum products	4,679,998	4,512,258
Purchases of crude oil	25,775,081	28,137,012
Purchases other than crude oil	3,548,884	8,244,423
Sales commissions	50,602	58,868
Rental income	17,011	17,023

2023 Interim Report	81

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

19	Related-party transactions (continued)

(b)

Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group during the six months ended 30 June 2023 and the six months ended 30 June 2022 were as follows:

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Sales of goods and service fee income
– Sinopec Group and its subsidiaries	29,289	4,626
–Associates and joint ventures of the Group	1,054,742	1,796,612

	1,084,031	1,801,238

Purchases
– Sinopec Group and its subsidiaries	1,163,231	817,614
– Associates and joint ventures of the Group	218,022	1,738,709

	1,381,253	2,556,323

Insurance premium expenses
– Sinopec Group and its subsidiaries	58,121	52,906

Addition to right-of-use assets
– Sinopec Group and its subsidiaries	1,388	20,023

Interest expense of lease liabilities
– Sinopec Group and its subsidiaries	290	441
– Joint ventures of the Group	6	10

	296	451

Interest income
– Sinopec Finance	176	141
– Joint ventures of the Group	—	2,667

	176	2,808

Construction and installation cost
– Sinopec Group and its subsidiaries	93,856	706,002
– Sinopec Corp., its subsidiaries and joint ventures	3,516	—

	97,372	706,002

Rental income
– Associates and joint ventures of the Group	12,573	8,767
– Sinopec Group and its subsidiaries	239	232

	12,812	8,999

Entrusted loans
– Joint ventures of the Group	—	150,000

82	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

19	Related-party transactions (continued)

(b)

Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group during the six months ended 30 June 2023 and the six months ended 30 June 2022 were as follows: (continued)

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Notes 19(a) and 19(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

(c)

The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Notes 19(a) and 19(b), are summarized as follows:

	As at	As at
	30 June	31 December
	2023	2022
	RMB’000	RMB’000
Amounts due from related parties
– Sinopec Corp., its subsidiaries and joint ventures	1,567,128	2,593,908
– Associates and joint ventures of the Group	37,326	45,075

	1,604,454	2,638,983

Amounts due to related parties
– Sinopec Corp., its subsidiaries and joint ventures	5,770,467	6,569,219
– Sinopec Group and its subsidiaries	302,561	1,232,589
– Associates and joint ventures of the Group	33,584	86,001

	6,106,612	7,887,809

Lease liabilities
– Sinopec Group and its subsidiaries	10,348	12,714
– Joint ventures of the Group	135	290

	10,483	13,004

Long-term borrowings
– Sinopec Finance	700,000	700,000

2023 Interim Report	83

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

19	Related-party transactions (continued)

(d)	Key management personnel compensation, post-employment benefit plans and share options

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Short-term employee benefits	8,189	9,428
Post-employment benefits	368	318

	8,557	9,746

(e)	Commitments with related parties

(i)	Construction and installation cost

	As at	As at
	30 June	31 December
	2023	2022
	RMB’000	RMB’000
Sinopec Group and its subsidiaries	872,647	930,665

Except for the above, the Group had no other material commitments with related parties as at 30 June 2023 and 31 December 2022, which are contracted, but not included in the interim financial report.

84	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

19	Related-party transactions (continued)

(f)	Investment commitments with related parties

	As at	As at
	30 June	31 December
	2023	2022
	RMB’000	RMB’000
Capital contribution to Shanghai Secco (i)	111,263	111,263
Capital contribution to Baling Materials (ii)	150,000	150,000

	261,263	261,263

(i)

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Group was approved to make capital contribution of USD30,017,000 (RMB182,804,000 equivalent) to Shanghai Secco, an associate of the Group. As at 30 June 2023, the Company has contributed RMB71,541,000 to Shanghai Secco. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

(ii)

Sinopec Baling Petrochemical Co., Ltd. and the Company jointly established Baling Materials on 7 September 2021, each with a cash contribution of RMB400,000 thousand. As at 30 June 2023, the Company has made a paid-up capital contribution of RMB250,000 thousand.

Except for the above disclosed in Notes 19(e) and 19(f), the Group had no other material commitments with related parties as at 30 June 2023, which are contracted, but not included in the financial statements.

20	Commitments

Capital commitments outstanding at 30 June 2023 not provided for in the interim financial report

	As at	As at
	30 June	31 December
	2023	2022
	RMB’000	RMB’000
Property, plant and equipment contracted for	2,192,695	1,783,781

2023 Interim Report	85

Review Report

畢馬威華振專字第2301572號

To the Shareholders of Sinopec Shanghai Petrochemical Company Limited,

We have reviewed the accompanying interim financial statements of Sinopec Shanghai Petrochemical Company Limited (hereinafter “SPC”), which comprise the consolidated and company balance sheets as at 30 June 2023, and the consolidated and company income statements, the consolidated and company cash flow statements and the consolidated and company statements of changes in shareholders’ equity for the period from 1 January 2023 to 30 June 2023, and the notes to the financial statements. Management of SPC is responsible for the preparation of these financial statements in accordance with the requirements of Accounting Standards for Business Enterprises. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with China Standard on Review No. 2101—Engagements to Review Financial Statements. This standard requires that we plan and perform the review to obtain limited assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of SPC personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared in accordance with the requirements of Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China, and cannot present fairly, in all material respects, the consolidated and the company’s financial position of SPC as at 30 June 2023, and their financial performance and cash flows for the period from 1 January 2023 to 30 June 2023 in accordance with the requirements of Accounting Standards for Business Enterprises.

KPMG Huazhen LLP	Certified Public Accountants
Registered in the People’s Republic of China

Wang Wenli
(Engagement Partner)

Beijing, China	Zhang Lin

23 August 2023

86	Sinopec Shanghai Petrochemical Company Limited

B.	Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (unaudited)

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

Assets	Note	30 June 2023 (unaudited) Consolidated	31 December 2022 (restated) Consolidated	30 June 2023 (unaudited) Company	31 December 2022 (restated) Company
Current Assets
Cash at bank and on hand	V.1	6,931,677	3,998,332	6,627,460	3,780,454
Accounts receivable	V.2, XIII.1	1,629,950	2,512,362	1,472,545	2,334,828
Receivables under financing	V.3, XIII.2	328,879	582,354	137,200	127,558
Prepayments	V.4	19,503	67,008	13,724	55,961
Other receivables	V.5, XIII.3	87,375	190,579	69,216	172,076
Inventories	V.6	7,662,790	7,294,060	7,491,623	7,043,613
Other current assets	V.7	340,861	1,121,187	326,816	1,108,285

Total Current Assets		17,001,035	15,765,882	16,138,584	14,622,775

Non-Current Assets
Long-term equity investments	V.8, XIII.4	3,384,009	3,594,393	4,646,390	4,837,366
Investments in other equity instruments		5,000	5,000	—	—
Other non-current financial assets	V.9	26,500	—	—	—
Investment properties	V.11	328,657	336,863	356,407	365,147
Fixed assets	V.10, XIII.5	13,714,030	12,195,527	13,382,022	11,839,585
Construction in progress	V.12	1,749,110	3,748,461	1,645,005	3,647,200
Right-of-use assets	V.13	14,290	16,085	12,921	13,494
Intangible assets	V.14	362,656	372,640	255,289	261,432
Long-term deferred expenses	V.15	654,233	776,480	649,813	771,397
Deferred tax assets	V.16	1,226,394	991,892	1,221,718	986,870
Other non-current assets	V.17	3,235,907	3,439,559	3,235,907	3,189,559

Total Non-current Assets		24,700,786	25,476,900	25,405,472	25,912,050

Total Assets		41,701,821	41,242,782	41,544,056	40,534,825

Liabilities and shareholders’ equity
Current Liabilities
Short-term loans	V.19	5,048,000	1,550,000	5,000,000	1,500,000
Bills payable	V.20	103,950	40,951	103,950	—
Accounts payable	V.21	7,155,483	9,144,554	6,573,081	8,295,462
Contract liabilities	V.22	366,929	383,246	280,334	300,168
Employee benefits payable	V.23	680,651	317,891	664,750	307,190
Taxes payable	V.24	1,020,888	889,856	1,008,901	874,213
Other payables	V.25	1,001,629	1,618,352	2,361,946	2,721,047
Non-current liabilities due within one year	V.26	9,982	8,738	9,303	7,172
Other current liabilities	V.27	40,828	44,750	36,444	39,018

Total Current Liabilities		15,428,340	13,998,338	16,038,709	14,044,270

The notes on pages 97 to 251 form part of these financial statements.

2023 Interim Report	87

CONSOLIDATED AND COMPANY BALANCE SHEETS (continued)

AS AT 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

Assets	Note	30 June 2023 (unaudited) Consolidated	31 December 2022 (restated) Consolidated	30 June 2023 (unaudited) Company	31 December 2022 (restated) Company
Non-Current Liabilities
Long-term loans	V.28	700,000	700,000	700,000	700,000
Lease liabilities	V.29	4,656	7,513	4,103	6,481
Deferred income	V.30	130,613	134,608	130,483	134,494
Deferred tax liabilities	V.16	31,910	30,898	—	—

Total Non-Current Liabilities		867,179	873,019	834,586	840,975

Total Liabilities		16,295,519	14,871,357	16,873,295	14,885,245

Shareholders’ equity
Share capital	I, V.31	10,799,286	10,823,814	10,799,286	10,823,814
Capital reserve	V.32	609,166	610,327	599,607	600,768
Less: Treasury stock	V.33	—	25,689	—	25,689
Other comprehensive income	V.34	(827)	(806)	(827)	(806)
Specific reserve	V.35	261,002	240,418	260,996	239,689
Surplus reserve	V.36	6,672,634	6,672,634	6,672,634	6,672,634
Retained earnings	V.37	6,934,771	7,923,048	6,339,065	7,339,170

Total equity attributable to shareholders of the Company		25,276,032	26,243,746	—	—

Non-controlling interests	V.38	130,270	127,679	—	—

Total Shareholders’ Equity		25,406,302	26,371,425	24,670,761	25,649,580

Total Liabilities and Shareholders’ Equity		41,701,821	41,242,782	41,544,056	40,534,825

These financial statements were approved by the Board of Directors of the Company on 23 August 2023.

Wan Tao	Du Jun	Yang Yating
Chairman	Director and Chief Financial Officer	Accounting Chief

The notes on pages 97 to 251 form part of these financial statements.

88	Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

			Six months ended 30 June		Six months ended 30 June
		Note	2023 (unaudited) Consolidated	2022 (unaudited) (restated) Consolidated	2023 (unaudited) Company	2022 (unaudited) (restated) Company
I.	Operating income	V.39, XIII.6	44,937,051	45,900,355	40,895,068	39,106,248
	Less: Operating costs	V.39, XIII.6	38,555,927	39,118,453	34,593,186	32,381,777
	Taxes and surcharges	V.40	6,226,581	5,717,033	6,220,308	5,710,416
	Selling and distribution expenses	V.41	148,459	171,259	107,411	127,442
	General and administrative expenses	V.42	958,227	1,347,594	911,458	1,292,155
	Research and development expenses	V.43	68,062	36,426	65,181	32,725
	Financial expenses (“-” for income)	V.44	(125,281)	(295,996)	(118,283)	(271,812)
	Including: Interest expense		55,547	50,043	54,622	48,935
	Interest income		185,052	329,305	173,082	320,891
	Add: Other income	V.45	7,399	5,905	5,481	4,524
	Investment income (“-” for losses)	V.46, XIII.7	(120,360)	(50,675)	(145,974)	(46,913)
	Including: Loss from investment in associates and joint ventures		(118,363)	(32,537)	(144,851)	(53,346)
	Gains from changes in fair value (“-” for losses)	V.47	—	313	—	313
	Credit losses (“-” for losses)	V.48	167	(4,887)	(13)	(4,877)
	Impairment losses of assets (“-” for losses)	V.49	(190,486)	(177,777)	(190,486)	(177,777)
	Gains from asset disposals (“-” for losses)	V.50	434	(1,062)	—	—

II.	Operating profit (“-” for loss)		(1,197,770)	(422,597)	(1,215,185)	(391,185)
	Add: Non-operating income	V.51	14,505	11,594	8,920	11,594
	Less: Non-operating expenses	V.52	28,709	31,598	28,688	31,510

III.	Profit before income tax (“-” for loss)		(1,211,974)	(442,601)	(1,234,953)	(411,101)
	Less: Income tax benefits	V.53	(226,288)	(11,731)	(234,848)	(15,979)

IV.	Net profit (“-” for net loss)		(985,686)	(430,870)	(1,000,105)	(395,122)
	(1) Net profit classified by continuity of operations:
	1. Net profit from continuing operations (“-” for net loss)		(985,686)	(430,870)	(1,000,105)	(395,122)
	2. Net profit from discontinued operations (“-” for net loss)		—	—	—	—
	(2) Net profit classified by ownership:
	1. Shareholders of the Company (“-” for net loss)		(988,277)	(436,042)	—	—
	2. Non-controlling interests (“-” for net loss)		2,591	5,172	—	—

The notes on pages 97 to 251 form part of these financial statements.

2023 Interim Report	89

CONSOLIDATED AND COMPANY INCOME STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

			Six months ended 30 June		Six months ended 30 June
		Note	2023 (unaudited) Consolidated	2022 (unaudited) (restated) Consolidated	2023 (unaudited) Company	2022 (unaudited) (restated) Company
V.	Other comprehensive income, net of tax		(21)	273,513	(21)	273,513
	(1) Other comprehensive income (net of tax) attributable to shareholders of the Company		(21)	273,513	(21)	273,513
	Items that may be reclassified to profit or loss		(21)	273,513	(21)	273,513
	1. Other comprehensive income recognized under equity method		(21)	(22,558)	(21)	(22,558)
	2. Cash flow hedge reserve		—	296,071	—	296,071
	(2) Other comprehensive income (net of tax) attributable to non-controlling interests		—	—	—	—

VI.	Total comprehensive income		(985,707)	(157,357)	(1,000,126)	(121,609)
	(1) Attributable to shareholders of the Company		(988,298)	(162,529)	—	—
	(2) Attributable to non-controlling interests		2,591	5,172	—	—

VII.	Losses per share
	(1) Basic losses per share (RMB Yuan)	V.54	(0.092)	(0.040)	—	—
	(2) Diluted losses per share (RMB Yuan)	V.54	(0.092)	(0.040)	—	—

These financial statements were approved by the Board of Directors of the Company on 23 August 2023.

Wan Tao	Du Jun	Yang Yating
Chairman	Director and Chief Financial Officer	Accounting Chief

The notes on pages 97 to 251 form part of these financial statements.

90	Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

			Six months ended 30 June		Six months ended 30 June
		Note	2023 (unaudited) Consolidated	2022 (unaudited) Consolidated	2023 (unaudited) Company	2022 (unaudited) Company
I.	Cash flows from operating activities
	Proceeds from sale of goods and rendering of services		50,445,781	50,088,166	45,897,646	43,170,120
	Refund of taxes		241,174	432,955	143,615	289,064
	Proceeds from other operating activities	V.56	131,515	111,725	119,982	108,602

	Sub-total of cash inflows		50,818,470	50,632,846	46,161,243	43,567,786

	Payment for goods and services		(43,541,676)	(45,620,035)	(39,086,208)	(38,852,353)
	Payment to and for employees		(1,407,170)	(1,526,165)	(1,330,011)	(1,443,976)
	Payment of various taxes		(5,844,435)	(9,728,629)	(5,810,905)	(9,693,475)
	Payment for other operating activities	V.56	(252,071)	(163,139)	24,177	(299,371)

	Sub-total of cash outflows		(51,045,352)	(57,037,968)	(46,202,947)	(50,289,175)

	Net cash flows used in operating activities	V.57, XIII.8	(226,882)	(6,405,122)	(41,704)	(6,721,389)

II.	Cash flows from investing activities
	Cash received from recovery of investment		50,000	—	—	—
	Cash received from returns on investments		92,000	584,002	46,262	561,947
	Net cash received from disposal of fixed assets and other long-term assets		24,589	8,882	23,654	8,877
	Proceeds from other investing activities	V.56	1,058,167	6,168,238	1,054,114	6,164,397

	Sub-total of cash inflows		1,224,756	6,761,122	1,124,030	6,735,221

	Payment for acquisition of fixed assets, intangible assets and other long-term assets		(682,782)	(1,048,727)	(678,135)	(1,037,357)
	Payment of structured deposits		—	(1,000,000)	—	(1,000,000)
	Payment for cash		(26,500)	—	—	—
	Payment for establishing of a subsidiary and an associate		—	(130,000)	—	(50,000)
	Payment for other investing activities	V.56	(1,997)	(2,805,687)	(1,123)	(2,750,827)

	Sub-total of cash outflows		(711,279)	(4,984,414)	(679,258)	(4,838,184)

	Net cash flows generated from investing activities		513,477	1,776,708	444,772	1,897,037

The notes on pages 97 to 251 form part of these financial statements.

2023 Interim Report	91

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

			Six months ended 30 June		Six months ended 30 June
		Note	2023 (unaudited) Consolidated	2022 (unaudited) Consolidated	2023 (unaudited) Company	2022 (unaudited) Company
III.	Cash flows from financing activities
	Proceeds from borrowings		16,018,000	9,455,000	16,000,000	9,435,000
	Proceeds from short-term bonds		—	3,000,000	—	3,000,000

	Sub-total of cash inflows		16,018,000	12,455,000	16,000,000	12,435,000

	Repayments of borrowings		(12,520,000)	(8,955,200)	(12,500,000)	(8,935,000)
	Repayments of short-term bonds		—	(1,500,000)	—	(1,500,000)
	Payment for dividends, profit distributions or interest		(63,761)	(50,488)	(62,864)	(49,419)
	Including: Dividends paid by subsidiaries to non-controlling interests		—	—	—	—
	Payment for other financing activities	V.56	(6,825)	(2,991)	(5,198)	(1,115)

	Sub-total of cash outflows		(12,590,586)	(10,508,679)	(12,568,062)	(10,485,534)

	Net cash flows generated from financing activities		3,427,414	1,946,321	3,431,938	1,949,466

IV.	Effect of foreign exchange rate changes on cash and cash equivalents		7,336	8,733	—	—

V.	Net increase in cash and cash equivalents (“-” for decrease)		3,721,345	(2,673,360)	3,835,006	(2,874,886)
	Add: Cash and cash equivalents at the beginning of the period	V.57, XIII.8	889,413	5,112,010	671,538	4,927,519

VI.	Cash and cash equivalents at the end of the period	V.57, XIII.8	4,610,758	2,438,650	4,506,544	2,052,633

These financial statements were approved by the Board of Directors of the Company on 23 August 2023.

Wan Tao	Du Jun	Yang Yating
Chairman	Director and Chief Financial Officer	Accounting Chief

The notes on pages 97 to 251 form part of these financial statements.

92	Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

		Attributable to equity shareholders of the Company
	Note	Share capital	Capital reserve	Less: Treasury stock	Other comprehensive income	Specific reserve	Surplus reserve	Retained earnings	Sub-total	Non- controlling interests	Total
I. Balance at 1 January 2023		10,823,814	610,327	25,689	(806)	240,418	6,672,639	7,923,002	26,243,705	127,681	26,371,386
Add: Changes in accounting policies	III.33	—	—	—	—	—	(5)	46	41	(2)	39
Adjusted balance at the beginning of the current period		10,823,814	610,327	25,689	(806)	240,418	6,672,634	7,923,048	26,243,746	127,679	26,371,425

II. Changes in equity for the six months ended 30 June 2023 (unaudited) (“-” for decreases)
(1) Total comprehensive income
1. Net profit (“-” for net loss)		—	—	—	—	—	—	(988,277)	(988,277)	2,591	(985,686)
2. Other comprehensive income	V.34	—	—	—	(21)	—	—	—	(21)	—	(21)
(2) The capital of shareholders’ reduction
1. Cancellation of treasury stock repurchase	V.33	(24,528)	(1,161)	(25,689)	—	—	—	—	—	—	—
(3) Specific reserve
1. Accrued	V.35	—	—	—	—	76,290	—	—	76,290	—	76,290
2. Utilized	V.35	—	—	—	—	(55,706)	—	—	(55,706)	—	(55,706)

III. Balance at 30 June 2023 (unaudited)		10,799,286	609,166	—	(827)	261,002	6,672,634	6,934,771	25,276,032	130,270	25,406,302

These financial statements were approved by the Board of Directors of the Company on 23 August 2023.

Wan Tao	Du Jun	Yang Yating
Chairman	Director and Chief Financial Officer	Accounting Chief

The notes on pages 97 to 251 form part of these financial statements.

2023 Interim Report	93

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

		Attributable to equity shareholders of the Company
	Note	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserve	Retained earnings	Sub-total	Non-controlling interests	Total
I. Balance at 1 January 2022		10,823,814	610,327	59,425	216,512	6,672,639	11,877,455	30,260,172	135,259	30,395,431
Add: Changes in accounting policies	III.33	—	—	—	—	(5)	(57)	(62)	(5)	(67)
Adjusted balance at the beginning of the current period		10,823,814	610,327	59,425	216,512	6,672,634	11,877,398	30,260,110	135,254	30,395,364
II. Changes in equity for the six months ended 30 June 2022 (unaudited) (“-” for decreases)
(1) Total comprehensive income
1. Net profit (“-” for net loss)(restated)		—	—	—	—	—	(436,042)	(436,042)	5,172	(430,870)
2. Other comprehensive income	V.34	—	—	273,513	—	—	—	273,513	—	273,513
(2) Amounts transferred from hedging reserve to initial carrying amount of hedged items		—	—	(151,817)	—	—	—	(151,817)	—	(151,817)
(3) Appropriation of profits
1. Distributions to shareholders	V.37	—	—	—	—	—	(1,082,381)	(1,082,381)	(11,434)	(1,093,815)
(4) Specific reserve
1. Accrued	V.35	—	—	—	68,912	—	—	68,912	—	68,912
2. Utilized	V.35	—	—	—	(60,426)	—	—	(60,426)	—	(60,426)
(5) Others		—	3,860	—	—	—	—	3,860	—	3,860
III. Balance at 30 June 2022 (unaudited)(restated)		10,823,814	614,187	181,121	224,998	6,672,634	10,358,975	28,875,729	128,992	29,004,721

These financial statements were approved by the Board of Directors of the Company on 23 August 2023.

Wan Tao	Du Jun	Yang Yating
Chairman	Director and Chief Financial Officer	Accounting Chief

The notes on pages 97 to 251 form part of these financial statements.

94	Sinopec Shanghai Petrochemical Company Limited

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

				Less:	Other
			Capital	Treasury	comprehensive	Specific	Surplus	Retained
	Note	Share capital	reserve	stock	income	reserve	reserve	earnings	Total
I. Balance at 1 January 2023		10,823,814	600,768	25,689	(806)	239,689	6,672,639	7,339,125	25,649,540
Add: Changes in accounting policies	III.33	—	—	—	—	—	(5)	45	40
Adjusted balance at the beginning of the current period		10,823,814	600,768	25,689	(806)	239,689	6,672,634	7,339,170	25,649,580

II. Changes in for the six months ended 30 June 2023 (unaudited) (“-” for decreases)
(1) Total comprehensive income
1. Net profit (“-” for net loss)		—	—	—	—	—	—	(1,000,105)	(1,000,105)
2. Other comprehensive income		—	—	—	(21)	—	—	—	(21)
(2) The capital of shareholders’ reduction
1. Cancellation of treasury stock repurchase		(24,528)	(1,161)	(25,689)	—	—	—	—	—
(3) Specific reserve
1. Accrued		—	—	—	—	73,200	—	—	73,200
2. Utilized		—	—	—	—	(51,893)	—	—	(51,893)

III. Balance at 30 June 2023 (unaudited) (restated)		10,799,286	599,607	—	(827)	260,996	6,672,634	6,339,065	24,670,761

These financial statements were approved by the Board of Directors of the Company on 23 August 2023.

Wan Tao	Du Jun	Yang Yating
Chairman	Director and Chief Financial Officer	Accounting Chief

The notes on pages 97 to 251 form part of these financial statements.

2023 Interim Report	95

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

				Other
			Capital	comprehensive	Specific	Surplus	Retained
	Note	Share capital	reserve	income	reserve	reserve	earnings	Total
I. Balance at 1 January 2022		10,823,814	600,768	59,425	216,508	6,672,639	11,240,259	29,613,413
Add: Changes in accounting policies	III.33	—	—	—	—	(5)	(44)	(49)
Adjusted balance at the beginning of the current period		10,823,814	600,768	59,425	216,508	6,672,634	11,240,215	29,613,364
II. Changes in equity for the six months ended 30 June 2022 (unaudited) (“-” for decreases)
(1) Total comprehensive income
1. Net profit (“-” for net loss)(restated)		—	—	—	—	—	(395,122)	(395,122)
2. Other comprehensive income		—	—	273,513	—	—	—	273,513
(2) Amounts transferred from hedging reserve to initial carrying amount of hedged items		—	—	(151,817)	—	—	—	(151,817)
(3) Appropriation of profits
1. Distributions to shareholders		—	—	—	—	—	(1,082,381)	(1,082,381)
(4) Specific reserve
1. Accrued		—	—	—	65,279	—	—	65,279
2. Utilized		—	—	—	(56,957)	—	—	(56,957)
(5) Others		—	3,860	—	—	—	—	3,860

III. Balance at 30 June 2022 (unaudited)(restated)		10,823,814	604,628	181,121	224,830	6,672,634	9,762,712	28,269,739

These financial statements were approved by the Board of Directors of the Company on 23 August 2023.

Wan Tao	Du Jun	Yang Yating
Chairman	Director and Chief Financial Officer	Accounting Chief

The notes on pages 97 to 251 form part of these financial statements.

96	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

I.	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 with registered capital of RMB4,000,000,000, invested by its holding company-China National Petrochemical Corporation (“Sinopec Group”); these shares were converted from assets of former Shanghai Petrochemical Complex.

H shares were listed on the Hong Kong Stock Exchange on 26 July 1993 and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

Sinopec Group completed its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganisation, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp. Sinopec Corp. became the largest shareholder of the Company. The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

Additional A shares of RMB14,176,600 and RMB9,636,900 were registered on 27 September 2017 and 12 January 2018.

At 22 June 2022, the 2021 General Meeting of shareholders, the 2022 Second General Meeting of A-share Shareholders, and the 2022 Second General Meeting of H-share Shareholders approved the proposal to authorize the board of directors to repurchase domestic shares or overseas listed foreign shares of the company. According to this authorization, at 17 February 2023 the company cancelled 24,528,000 H-shares that had been repurchased, accounting for 0.23% of the total issued shares of the company.

As at 30 June 2023, total share capital of the Company were RMB10,799,285, 500 Yuan per share. Detailed changes to share capital refers to Note V.31.

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note VI.

II.	Basis of preparation

1.	Preparation basis

The interim financial statements are prepared in accordance with the requirements of the Accounting Standards for Business Enterprises and other relevant regulations issued by the Ministry of Finance (hereinafter “MOF”). Except for the changes in accounting policies disclosed in Note III. 33, the accounting policies adopted in the interim financial statements are consistent with those adopted by the Group in preparing the 2022 financial statements. This interim financial statement should be read in conjunction with the Group’s 2022 financial statements.

2023 Interim Report	97

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

II.	Basis of preparation (continued)

2.	Going concern

The financial statements have been prepared on the going concern basis.

III.	Summary of significant accounting policies and accounting estimates

Accounting policies for the provision for impairment of inventories, depreciation of fixed assets, impairment of long-term assets of the Group are adopted according to the specific characteristics of the Group’s operations. Please refer to the relevant notes on accounting policies.

1.	Statement of compliance

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business. These financial statements present truly and completely the consolidated financial position and financial position of the Company as at 30 June 2023, and the consolidated financial performance and financial performance and the consolidated cash flows and cash flows of the Company for the six months from 1 January 2023 to 30 June 2023.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures by Companies Issuing Securities, No.15: General Requirements for Financial Reports” as revised by the China Securities Regulatory Commission (“CSRC”) in 2014.

2.	Accounting period

The Company’s accounting year starts on 1 January and ends on 31 December.

3.	Operating cycle

The Company takes the period from the acquisition of assets for processing to until the ultimate realization of cash or cash equivalents as a normal operating cycle. The operating cycle of the Company is usually less than 12 months.

4.	Functional currency

The Company’s functional currency is Renminbi and these financial statements are presented in Renminbi. Functional currency is determined by the Company and its subsidiaries on the primary economic environment in which they operate.

98	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

5.	Accounting treatments for business combinations involving entities under common control and not under common control

A transaction constitutes a business combination when the Group obtains control of one or more entities (or a group of assets or net assets). Business combination is classified as either business combinations involving enterprises under common control or business combinations not involving enterprises under common control.

For a transaction not involving enterprises under common control, the acquirer determines whether acquired set of assets constitute a business. The Group may elect to apply the simplified assessment method, the concentration test, to determine whether an acquired set of assets is not a business. If the concentration test is met and the set of assets is determined not to be a business, no further assessment is needed. If the concentration test is not met, the Group shall perform the assessment according to the guidance on the determination of a business.

When the set of assets the Group acquired does not constitute a business, acquisition costs should be allocated to each identifiable assets and liabilities at their acquisition-date fair values. It is not required to apply the accounting of business combination described as below.

(1)	Business combinations involving entities under common control

A business combination involving entities under common control is a business combination in which all of the combining entities are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets acquired and liabilities assumed are measured based on their carrying amounts in the consolidated financial statements of the ultimate controlling party at the combination date. The difference between the carrying amount of the net assets acquired and the consideration paid for the combination (or the total par value of shares issued) is adjusted against share premium in the capital reserve, with any excess adjusted against retained earnings. Any costs directly attributable to the combination are recognized in profit or loss when incurred. The combination date is the date on which one combining entity obtains control of other combining entities. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognized amounts of the equity or debt securities.

2023 Interim Report	99

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

5.	Accounting treatments for business combinations involving entities under common control and not under common control (continued)

(2)	Business combinations involving entities not under common control

A business combination involving entities not under common control is a business combination in which all of the combining entities are not ultimately controlled by the same party or parties both before and after the business combination. Where (1) the aggregate of the acquisition-date fair value of assets transferred (including the acquirer’s previously held equity interest in the acquiree), liabilities incurred or assumed, and equity securities issued by the acquirer, in exchange for control of the acquiree, exceeds (2) the acquirer’s interest in the acquisition-date fair value of the acquiree’s identifiable net assets, the difference is recognized as goodwill. If (1) is less than (2), the difference is recognized in profit or loss for the current period. The costs of issuing equity or debt securities as a part of the consideration for the acquisition are included in the carrying amounts of these equity or debt securities upon initial recognition. Acquisition-related costs are expensed when incurred. Any difference between the fair value and the carrying amount of the assets transferred as consideration is recognized in profit or loss. The acquiree’s identifiable asset, liabilities and contingent liabilities, if the recognition criteria are met, are recognized by the Group at their acquisition-date fair value. The acquisition date is the date on which the acquirer obtains control of the acquiree.

For a business combination involving entities not under common control and achieved in stages, the Group remeasures its previously-held equity interest in the acquiree to its acquisition-date fair value and recognizes any resulting difference between the fair value and the carrying amount as investment income or other comprehensive income for the current period. In addition, any amount recognized in other comprehensive income and other changes in the owners’ equity under equity accounting in prior reporting periods relating to the previously-held equity interest that may be reclassified to profit or loss are transferred to investment income at the date of acquisition; Any previously-held equity interest that is designated as equity investment at fair value through other comprehensive income, the other comprehensive income recognized in prior reporting periods is transferred to retained earnings and surplus reserve at the date of acquisition.

6.	Consolidated financial statements

(1)	General principles

The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control exists when the investor has all of following: power over the investee; exposure, or rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered. The financial position, financial performance and cash flows of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

100	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

6.	Consolidated financial statements (continued)

(1)	General principles (continued)

Non-controlling interests are presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to non-controlling shareholders is presented separately in the consolidated income statement below the net profit line item. Total comprehensive income attributable to non-controlling shareholders is presented separately in the consolidated income statement below the total comprehensive income line item.

When the amount of loss for the current period attributable to the non-controlling shareholders of a subsidiary exceeds the non-controlling shareholders’ share of the opening owners’ equity of the subsidiary, the excess is still allocated against the non-controlling interests.

When the accounting period or accounting policies of a subsidiary are different from those of the Company, the Company makes necessary adjustments to the financial statements of the subsidiary based on the Company’s own accounting period or accounting policies. Intra-group balances and transactions, and any unrealized profit or loss arising from intra-group transactions, are eliminated when preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains, unless they represent impairment losses that are recognized in the financial statements. Unrealized profits and losses resulting from the sale of assets by a subsidiary to the Company are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealized profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. If the accounting treatment of a transaction which considers the Group as an accounting entity is different from that considers the Company or its subsidiaries as an accounting entity, it is adjusted from the perspective of the Group.

(2)	Subsidiaries acquired through a business combination

Where a subsidiary was acquired during the reporting period, through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements based on the carrying amounts of the assets and liabilities of the subsidiary in the financial statements of the ultimate controlling party as if the combination had occurred at the date that the ultimate controlling party first obtained control. The opening balances and the comparative figures of the consolidated financial statements are also restated.

Where a subsidiary was acquired during the reporting period, through a business combination involving entities not under common control, the identifiable assets and liabilities of the acquired subsidiaries are included in the scope of consolidation from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

2023 Interim Report	101

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

6.	Consolidated financial statements (continued)

(3)	Disposal of subsidiaries

When the Group loses control over a subsidiary, any resulting disposal gains or losses are recognized as investment income for the current period. The remaining equity interests is re-measured at its fair value at the date when control is lost, any resulting gains or losses are also recognized as investment income for the current period.

When the Group loses control of a subsidiary in multiple transactions in which it disposes of its long-term equity investment in the subsidiary in stages, the following are considered to determine whether the Group should account for the multiple transactions as a bundled transaction:

•	arrangements are entered into at the same time or in contemplation of each other;

•	arrangements work together to achieve an overall commercial effect;

•	the occurrence of one arrangement is dependent on the occurrence of at least one other arrangement;

•	one arrangement considered on its own is not economically justified, but it is economically justified when considered together with other arrangements.

If each of the multiple transactions does not form part of a bundled transaction, the transactions conducted before the loss of control of the subsidiary are accounted for in accordance with the accounting policy for partial disposal of equity investment in subsidiaries where control is retained (see Note III.6(4)).

If each of the multiple transactions forms part of a bundled transaction which eventually results in the loss of control in the subsidiary, these multiple transactions are accounted for as a single transaction. In the consolidated financial statements, the difference between the consideration received and the corresponding proportion of the subsidiary’s net assets (calculated continuously from the acquisition date) in each transaction prior to the loss of control shall be recognized in other comprehensive income and transferred to profit or loss when the parent eventually loses control of the subsidiary.

(4)	Changes in non-controlling interests

Where the Company acquires a non-controlling interest from a subsidiary’s non-controlling shareholders or disposes of a portion of an interest in a subsidiary without a change in control, the difference between the proportion interests of the subsidiary’s net assets being acquired or disposed and the amount of the consideration paid or received is adjusted to the capital reserve (share premium) in the consolidated balance sheet, with any excess adjusted to retained earnings.

102	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

7.	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily withdraw on demand, and short-term, highly liquid investments that are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

8.	Foreign currency transactions

When the Group receives capital in foreign currencies from investors, the capital is translated to Renminbi at the spot exchange rate at the date of the receipt. Other foreign currency transactions are, on initial recognition, translated to Renminbi at the spot exchange rates on the dates of the transactions.

Monetary items denominated in foreign currencies are translated to Renminbi at the spot exchange rate at the balance sheet date. The resulting exchange differences are generally recognized in profit or loss, unless they arise from the re-translation of the principal and interest of specific borrowings for the acquisition of qualifying assets (see Note III.15). Non-monetary items that are measured at historical cost in foreign currencies are translated to Renminbi using the exchange rate at the transaction date. Effect of foreign exchange rate changes on cash is presented separately in the cash flow statement.

9.	Financial instruments

Financial instruments include cash at bank and on hand, account receivables, account payables, borrowings, and share capital, etc.

(1)	Recognition and initial measurement of financial assets and financial liabilities

A financial asset or financial liability is recognized in the balance sheet when the Group becomes a party to the contractual provisions of a financial instrument.

A financial asset or financial liability is measured initially at fair value. For financial assets and financial liabilities at fair value through profit or loss, any related directly attributable transaction costs are charged to profit or loss; for other categories of financial assets and financial liabilities, any related directly attributable transaction costs are included in their initial costs. A trade receivable, without significant financing component or practical expedient applied for one year or less contracts, is initially measured at the transaction price in accordance with Note III.21.

(2)	Classification and subsequent measurement of financial assets

(a)	Classification of financial assets

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. On initial recognition, a financial asset is classified as measured at amortized cost, at fair value through other comprehensive income (“FVOCI”), or at fair value through profit or loss (“FVTPL”).

2023 Interim Report	103

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9.	Financial instruments (continued)

(2)	Classification and subsequent measurement of financial assets (continued)

(a)	Classification of financial assets (continued)

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income, and listed them as other equity instrument investments. This election is made on an investment-by-investment basis. The instrument meets the definition of equity from the perspective of the issuer. The relevant dividend income of such financial assets is included in the current profit and loss.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

104	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9.	Financial instruments (continued)

(2)	Classification and subsequent measurement of financial assets (continued)

(a)	Classification of financial assets (continued)

The business model refers to how the Group manages its financial assets in order to generate cash flows. That is, the Group’s business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets or both. The Group determines the business model for managing the financial assets according to the facts and based on the specific business objective for managing the financial assets determined by the Group’s key management personnel.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin. The Group also assesses whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

(b)	Subsequent measurement of financial assets

•	Financial assets at FVTPL

These financial assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss unless the financial assets are part of a hedging relationship. Those maturing more than one year from the balance sheet date and expected to be held for more than one year shall be listed as other non-current financial assets, while the rest shall be listed as trading financial assets.

2023 Interim Report	105

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9.	Financial instruments (continued)

(2)	Classification and subsequent measurement of financial assets (continued)

(b)	Subsequent measurement of financial assets (continued)

•	Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship shall be recognized in profit or loss when the financial asset is derecognized, reclassified, through the amortization process or in order to recognize impairment gains or losses. Such financial assets mainly include cash at bank and on hand, accounts receivable, other receivables and investments in debt securities, etc. The Group shall list the investments in debt securities that is due within one year (including one year) from the date of balance sheet as non-current assets that are due within one year; The investments in debt securities that is due within one year (including one year) at the time of acquisition is listed as other current assets. The investments in debt securities that is due more than one year from the date of balance sheet is listed as other non-current assets.

•	Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, impairment and foreign exchange gains and losses are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss. Such financial assets are listed as receivables under financing, other investments in debt securities, and other investments in debt securities that are due within one year (including one year) from the date of balance sheet are listed as non-current assets that are due within one year; Other investments in debt securities with a maturity of one year (including one year) at the time of acquisition are listed as other current assets.

•	Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to retained earnings.

106	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9.	Financial instruments (continued)

(3)	Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as measured at FVTPL or amortized cost.

•	Financial liabilities at FVTPL

A financial liability is classified as at FVTPL if it is classified as held-for-trading (including derivative financial liability) or it is designated as such on initial recognition.

Financial liabilities at FVTPL are subsequently measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss, unless the financial liabilities are part of a hedging relationship.

•	Financial liabilities at amortized cost

These financial liabilities are subsequently measured at amortized cost using the effective interest method.

The financial liabilities of the Group are mainly financial liabilities measured by amortized cost, including bills payable and accounts payable, other payables, borrowings, etc. Such financial liabilities are initially measured according to their fair value after deducting transaction costs and are subsequently measured by the effective interest rate method. Where the term is less than one year (including one year), it shall be listed as current liabilities; If the term is more than one year, but the term is due within one year (including one year) from the balance sheet date, it shall be listed as non-current liabilities that are due within one year; The rest are shown as non-current liabilities.

(4)	Offsetting

Financial assets and financial liabilities are generally presented separately in the balance sheet and are not offset. However, a financial asset and a financial liability are offset and the net amount is presented in the balance sheet when both of the following conditions are satisfied:

•	the Group currently has a legally enforceable right to set off the recognized amounts;

•	the Group intends either to settle on a net basis, or to realize the financial asset and settle the financial liability simultaneously.

2023 Interim Report	107

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9.	Financial instruments (continued)

(5)	Derecognition of financial assets and financial liabilities

Financial asset is derecognized when one of the following conditions is met:

•	the Group’s contractual rights to the cash flows from the financial asset expire;

•	the financial asset has been transferred and the Group transfers substantially all of the risks and rewards of ownership of the financial asset; or;

•

the financial asset has been transferred, although the Group neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, it does not retain control over the transferred asset.

Where a transfer of a financial asset in its entirety meets the criteria for derecognition, the difference between the two amounts below is recognized in profit or loss:

•	the carrying amount of the financial asset transferred measured at the date of derecognition;

•

the sum of the consideration received from the transfer and, when the transferred financial asset is a debt investment at FVOCI, any cumulative gain or loss that has been recognized directly in other comprehensive income for the part derecognized.

The Group derecognizes a financial liability (or part of it) only when its contractual obligation (or part of it) is extinguished. The difference between the carrying amount of the part to be recognized and the consideration paid shall be recorded into the profit and loss of the current period.

108	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9.	Financial instruments (continued)

(6)	Impairment

The Group recognizes loss allowances for expected credit loss (ECL) on:

•	financial assets measured at amortized cost;

•	debt investments measured at FVOCI.

Financial assets measured at fair value, including equity securities designated at FVOCI and derivative financial assets, are not subject to the ECL assessment.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

The maximum period considered when estimating ECLs is the maximum contractual period (including extension options) over which the Group is exposed to credit risk.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the balance sheet date (or a shorter period if the expected life of the instrument is less than 12 months).

2023 Interim Report	109

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9.	Financial instruments (continued)

(6)	Impairment (continued)

Measurement of ECLs (continued)

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECL. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the balance sheet date.

Except for trade receivables and contract assets, the Group measures loss allowance at an amount equal to 12-month ECL for the following financial instruments, and at an amount equal to lifetime ECL for all other financial instruments.

•	If the financial instrument is determined to have low credit risk at the balance sheet date;

•	If the credit risk on a financial instrument has not increased significantly since initial recognition.

Financial instruments that have low credit risk

The credit risk on a financial instrument is considered low if the financial instrument has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the balance sheet date with that assessed at the date of initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort, including forward-looking information. In particular, the following information is taken into account:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

110	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9.	Financial instruments (continued)

(6)	Impairment (continued)

Significant increases in credit risk (continued)

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

Credit-impaired financial assets

At each balance sheet date, the Group assesses whether financial assets carried at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the borrower or issuer;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	for economic or contractual reasons relating to the borrower’s financial difficulty, the Group having granted to the borrower a concession that would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

Presentation of allowance for ECL

ECLs are remeasured at each balance sheet date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for debt investments that are measured at FVOCI, for which the loss allowance is recognized in other comprehensive income.

2023 Interim Report	111

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9.	Financial instruments (continued)

(6)	Impairment (continued)

Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. A write-off constitutes a derecognition event. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(7)	Equity instrument

The consideration received from the issuance of equity instruments net of transaction costs is recognized in shareholders’ equity. Consideration and transaction costs paid by the Company for repurchasing self-issued equity instruments are deducted from shareholders’ equity.

When the Company repurchases its own shares, those shares are treated as treasury shares. All expenditure relating to the repurchase is recorded in the cost of the treasury shares, with the transaction recording in the share register. Treasury shares are excluded from profit distributions and are presented as a deduction under shareholders’ equity in the balance sheet.

When treasury shares are cancelled, the share capital should be reduced to the extent of the total par value of the treasury shares cancelled. Where the cost of the treasury shares cancelled exceeds the total par value, the excess is deducted from capital reserve (share premium), surplus reserve and retained earnings sequentially. If the cost of treasury shares cancelled is less than the total par value, the difference is credited to the capital reserve (share premium).

When treasury shares are disposed of, any excess of proceeds above cost is recognized in capital reserve (share premium); otherwise, the shortfall is deducted against capital reserve (share premium), surplus reserve and retained earnings sequentially.

112	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

10.	Inventories

(1)	Classification and cost

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets.

Inventories are initially measured at cost. Cost of inventories comprises all costs of purchase, costs of conversion and other expenditure incurred in bringing the inventories to their present location and condition. In addition to the purchase cost of raw materials, work in progress and finished goods include direct labor costs and an appropriate allocation of production overheads.

(2)	Measurement method of cost of inventories

Cost of inventories recognized is calculated using the weighted average method.

Consumables including low-value consumables and packaging materials are charged to profit or loss upon receipt. The amortization charge is included in the cost of the related assets or recognized in profit or loss for the current period.

(3)	Basis for determining the net realizable value and method for provision for obsolete inventories

At the balance sheet date, inventories are carried at the lower of cost and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realizable value of materials held for use in the production is measured based on the net realizable value of the finished goods in which they will be incorporated. The net realizable value of the inventory held to satisfy sales or service contracts is measured based on the contract price, to the extent of the quantities specified in sales contracts, and the excess portion of inventories is measured based on general selling prices.

Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for obsolete inventories, and is recognized in profit or loss.

(4)	Inventory count system

The Group maintains a perpetual inventory system.

2023 Interim Report	113

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

11.	Long-term equity investments

(1)	Investment cost of long-term equity investments

(a)	Long-term equity investments acquired through a business combination

•

The initial cost of a long-term equity investment acquired through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity in the consolidated financial statements of the ultimate controlling party at the combination date. The difference between the initial investment cost and the carrying amount of the consideration given is adjusted to the share premium in the capital reserve, with any excess adjusted to retained earnings. For a long-term equity investment in a subsidiary acquired through a business combination achieved in stages which do not form a bundled transaction and involving entities under common control, the Company determines the initial cost of the investment in accordance with the above policies. The difference between this initial cost and the sum of the carrying amount of previously-held investment and the consideration paid for the shares newly acquired is adjusted to capital premium in the capital reserve, with any excess adjusted to retained earnings.

•

For a long-term equity investment obtained through a business combination not involving entities under common control, the initial cost comprises the aggregate of the fair value of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving entities under common control and achieved through multiple transactions in stages which do not form a bundled transaction, the initial cost comprises the carrying amount of the previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

(b)	Long-term equity investments acquired other than through a business combination

•

A long-term equity investment acquired other than through a business combination is initially recognized at the amount of cash paid if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities.

114	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

11.	Long-term equity investments (continued)

(2)	Subsequent measurement of long-term equity investment

(a)	Investments in subsidiaries

In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method for subsequent measurement. Except for cash dividends or profit distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognizes its share of the cash dividends or profit distributions declared by the investee as investment income for the current period.

The investments in subsidiaries are stated in the balance sheet at cost less accumulated impairment losses.

For the impairment of the investments in subsidiaries, refer to Note III.18.

In the Group’s consolidated financial statements, subsidiaries are accounted for in accordance with the policies described in Note III.5.

(b)	Investment in joint ventures and associates

A joint venture is an arrangement whereby the Group and other parties have joint control (see Note III.11(3)) and rights to the net assets of the arrangement.

An associate is an entity over which the Group has significant influence (see Note III.11(3)).

A long-term investment in a joint venture or an associate is accounted for using the equity method for subsequent measurement.

The accounting treatments under the equity method adopted by the Group are as follows:

•

Where the initial cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognized at cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognized at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is recognized in profit or loss.

2023 Interim Report	115

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

11.	Long-term equity investments (continued)

(2)	Subsequent measurement of long-term equity investment (continued)

(b)	Investment in joint ventures and associates (continued)

•

After the acquisition of the investment, the Group recognizes its share of the investee’s profit or loss and other comprehensive income as investment income or losses and other comprehensive income respectively, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profit distributions, the carrying amount of the investment is reduced by the amount attributable to the Group. Changes in the Group’s share of the investee’s owners’ equity, other than those arising from the investee’s net profit or loss, other comprehensive income or profit distribution (referred to as “other changes in owners’ equity”), is recognized directly in the Group’s equity, and the carrying amount of the investment is adjusted accordingly.

•

In calculating its share of the investee’s net profits or losses, other comprehensive income and other changes in owners’ equity, the Group recognizes investment income and other comprehensive income after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair value of the investee’s identifiable net assets at the date of acquisition. Unrealized profits and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the associates or joint ventures. Unrealized losses resulting from transactions between the Group and its associates or joint ventures are eliminated in the same way as unrealized gains but only to the extent that there is no impairment.

•

The Group discontinues recognizing its share of further losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that in substance forms part of the Group’s net investment in the joint venture or associate is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognizing the investment losses and the provisions. If the joint venture or associate subsequently reports net profits, the Group resumes recognizing its share of those profits only after its share of the profits has fully covered the share of losses not recognized.

For the impairment of the investments in joint ventures and associates, refer to Note III.18.

116	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

11.	Long-term equity investments (continued)

(3)	Criteria for determining the existence of joint control or significant influence over an investee

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (activities with significant impact on the returns of the arrangement) require the unanimous consent of the parties sharing control.

The following factors are usually considered when assessing whether the Group can exercise joint control over an investee:

•	Whether no single participant party is in a position to control the investee’s related activities unilaterally;

•	Whether strategic decisions relating to the investee’s related activities require the unanimous consent of all participant parties that sharing of control.

Significant influence is the power to participate in the financial and operating policy decisions of an investee but does not have control or joint control over those policies.

12.	Investment properties

Investment properties are properties held either to earn rental income or for capital appreciation or for both. Investment properties are accounted for using the cost model and stated in the balance sheet at cost less accumulated depreciation, amortization and impairment losses. The cost of investment property, less its estimated residual value and accumulated impairment losses, is depreciated or amortized using the straight-line method over its estimated useful life, unless the investment property is classified as held for sale. For the impairment of the investment properties, refer to Note III.18.

Class	Estimated useful life (years)	Residual value rate (%)	Depreciation rate (%)
Plant and buildings	30-40 years	3%	2.4%-3.2%

When an investment property is transferred to owner-occupied properties, it is reclassified as fixed asset or intangible asset at the date of the transfer. When an owner-occupied property is transferred out for earning rentals or for capital appreciation, the fixed asset or intangible asset is reclassified as investment properties at its carrying amount at the date of the transfer.

The investment property’s estimated useful life, net residual value and depreciation method applied are reviewed and adjusted as appropriate at each year-end.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The net amount of proceeds from sale, transfer, retirement or damage of an investment property after its carrying amount and related taxes and expenses is recognized in profit or loss for the current period.

2023 Interim Report	117

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

13.	Fixed assets

(1)	Recognition of fixed assets

Fixed assets represent the tangible assets held by the Group for use in production of goods or for administrative purposes with useful lives over one accounting year.

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets is measured in accordance with the policy set out in Note III.14. The fixed assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Where the parts of an item of fixed assets have different useful lives or provide benefits to the Group in a different pattern, thus necessitating use of different depreciation rates or methods, each part is recognized as a separate fixed asset.

Any subsequent costs including the cost of replacing part of an item of fixed assets are recognized as assets when it is probable that the economic benefits associated with the costs will flow to the Group, and the carrying amount of the replaced part is derecognized. The costs of the day-to-day maintenance of fixed assets are recognized in profit or loss as incurred.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses.

(2)	Depreciation of fixed assets

The cost of a fixed asset, less its estimated residual value and accumulated impairment losses, is depreciated using the straight-line method over its estimated useful life.

The estimated useful lives, residual value rates and depreciation rates of each class of fixed assets are as follows:

Class	Estimated useful life (years)	Residual value rate (%)	Depreciation rate (%)
Buildings	12-40 years	0%-5%	2.4%-8.3%
Plant and machinery	5-20 years	0%-5%	4.8%-20.0%
Vehicles and other equipment	4-20 years	0%-5%	4.8%-25.0%

Useful lives, estimated residual values and depreciation methods are reviewed at least at each year-end.

118	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

13.	Fixed assets (continued)

(3)	For the impairment of the fixed assets, refer to Note III.18.

(4)	Disposal of fixed assets

The carrying amount of a fixed asset is derecognized:

•	when the fixed asset is holding for disposal; or

•	when no future economic benefit is expected to be generated from its use or disposal.

Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item, and are recognized in profit or loss on the date of retirement or disposal.

14.	Construction in progress

The cost of self-constructed assets includes the cost of materials, direct labour, capitalized borrowing costs (see Note III.15), and any other costs directly attributable to bringing the asset to working condition for its intended use.

A self-constructed asset is classified as construction in progress and transferred to fixed asset when it is ready for its intended use, and depreciation begins from the following month. No depreciation is provided against construction in progress.

Construction in progress is stated in the balance sheet at cost less accumulated impairment losses (see Note III.18).

The Group sells the products or by-products produced before the fixed assets are ready for their intended use. In accordance with CAS No.14 – Revenue, CAS No.1 – Inventory and other standards, the relevant income and cost are accounted for separately and recognized in profit or loss.

2023 Interim Report	119

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

15.	Borrowing costs

Borrowing costs incurred directly attributable to the acquisition and construction of a qualifying asset are capitalized as part of the cost of the asset. Other borrowing costs are recognized as financial expenses when incurred.

During the capitalization period, the amount of interest (including amortization of any discount or premium on borrowing) to be capitalized in each accounting period is determined as follows:

•

Where funds are borrowed specifically for the acquisition, and construction or production of a qualifying asset, the amount of interest to be capitalized is the interest expense calculated using effective interest rates during the period less any interest income earned from depositing the borrowed funds or any investment income on the temporary investment of those funds before being used on the asset.

•

To the extent that the Group borrows funds generally and uses them for the acquisition, and construction or production of a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the weighted average of the excess amounts of cumulative expenditure on the asset over the above amounts of specific borrowings. The capitalization rate is the weighted average of the interest rates applicable to the general-purpose borrowings.

The effective interest rate is determined as the rate that exactly discounts estimated future cash flow through the expected life of the borrowing or, when appropriate, a shorter period to the initially recognized amount of the borrowings.

During the capitalization period, exchange differences related to the principal and interest on a specific-purpose borrowing denominated in foreign currency are capitalized as part of the cost of the qualifying asset. The exchange differences related to the principal and interest on foreign currency borrowings other than a specific-purpose borrowing are recognized as a financial expense when incurred.

The capitalization period is the period from the date of commencement of capitalization of borrowing costs to the date of cessation of capitalization, excluding any period over which capitalization is suspended. Capitalization of borrowing costs commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities of acquisition and construction that are necessary to prepare the asset for its intended use are in progress, and ceases when the assets become ready for their intended use. Capitalization of borrowing costs is suspended when the acquisition and construction activities are interrupted abnormally for a period of more than three months.

120	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

16.	Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see Note III.18). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortized using the straight-line method over its estimated useful life, unless the intangible asset is classified as held for sale. The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

The respective amortization periods for intangible assets are as follows:

Item	Amortization period (years)
Land-use right	20-50 years
Other intangible assets	2-28 years

Useful lives and amortization methods of intangible asset with finite useful life are reviewed at least at each year-end.

An intangible asset is regarded as having an indefinite useful life and is not amortized when there is no foreseeable limit to the period over which the asset is expected to generate economic benefits for the Group. At the balance sheet date, the Group does not have any intangible assets with indefinite useful lives.

Expenditure on an internal research and development project is classified into expenditure incurred during the research phase and expenditure incurred during the development phase.

Expenditure during the research phase is expensed when incurred. Expenditure during the development phase is capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, and the Group intends to and has sufficient resources to complete the development. Capitalized development costs are stated in the balance sheet at cost less impairment losses (see Note III.18). Other development expenditure is recognized as an expense in the period in which it is incurred.

For the external sales of products or by-products produced in the research and development process, the relevant income and cost are accounted for separately and recognized in profit or loss in accordance with CAS No.14 – Revenue, CAS No.1 – Inventory and other standards.

2023 Interim Report	121

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

17.	Long-term deferred expenses

Long-term prepaid expenses mainly include the catalyst expenditures, leasehold improvements and other expenditures that have been incurred but should be recognized as expenses over more than one year in the current and subsequent periods.

Long-term deferred expenses are amortized using a straight-line method within the benefit period. The respective amortization periods for such expenses are as follows:

Item	Amortization period
Catalysts	1.5-10 years
Leasehold improvements	15-27 years

18.	Impairment of assets other than inventories and financial assets

The carrying amounts of the following assets are reviewed at each balance sheet date based on internal and external sources of information to determine whether there is any indication of impairment:

•	fixed assets

•	construction in progress

•	right-of-use assets

•	intangible assets

•	investment properties measured using a cost model

•	long-term equity investments

•	long-term deferred expenses, etc.

If any indication exists, the recoverable amount of the asset is estimated. In addition, the Group estimates the recoverable amounts of intangible assets not ready for use at least annually at each year-end, irrespective of whether there is any indication of impairment.

The recoverable amount of an asset (or asset group, set of asset groups) is the higher of its fair value (see Note III.19) less costs to sell and its present value of expected future cash flows.

An asset group is composed of assets directly related to cash generation and is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or asset groups.

122	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

18.	Impairment of assets other than inventories and financial assets (continued)

The present value of expected future cash flows of an asset is determined by discounting the future cash flows, estimated to be derived from continuing use of the asset and from its ultimate disposal, to their present value using an appropriate pre-tax discount rate.

An impairment loss is recognized in profit or loss when the recoverable amount of an asset is less than its carrying amount. A provision for impairment of the asset is recognized accordingly. Impairment losses related to an asset group or a set of asset groups are allocated first to reduce the carrying amount of any goodwill allocated to the asset group or set of asset groups, and then to reduce the carrying amount of the other assets in the asset group or set of asset groups on a pro rata basis. However, such allocation would not reduce the carrying amount of an asset below the highest of its fair value less costs to sell (if measurable), its present value of expected future cash flows (if determinable) and zero.

Once an impairment loss is recognized, it is not reversed in a subsequent period.

19.	Fair value measurement

Unless otherwise specified, the Group measures fair value as follows:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When measuring fair value, the Group takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach.

20.	Provisions

A provision is recognized for an obligation related to a contingency if the Group has a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Where the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows. The increase in the discounted amount of the provision arising from passage of time is recognized as interest expense. Factors pertaining to a contingency such as the risks, uncertainties and time value of money are taken into account as a whole in reaching the best estimate. Where there is a continuous range of possible outcomes for the expenditure required, and each possible outcome in that range is as likely as any other, the best estimate is the mid-point of that range. In other cases, the best estimate is determined according to the following circumstances:

2023 Interim Report	123

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

20.	Provisions (continued)

•	Where the contingency involves a single item, the best estimate is the most likely outcome.

•	Where the contingency involves a large population of items, the best estimate is determined by weighting all possible outcomes by their associated probabilities.

The Group reviews the carrying amount of a provision at the balance sheet date and adjusts the carrying amount to the current best estimate. The estimated liabilities expected to be paid within one year from the balance sheet date are listed as current liabilities.

21.	Revenue recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s ordinary activities when the inflows result in increase in shareholders’ equity, other than increase relating to contributions from shareholders.

Revenue is recognized when the Group satisfies the performance obligation in the contract by transferring the control over relevant goods or services to the customers.

Where a contract has two or more performance obligations, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The Group recognizes as revenue the amount of the transaction price that is allocated to each performance obligation. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to a customer. If a stand-alone selling price is not directly observable, the Group considers all information that is reasonably available to the entity, maximizes the use of observable inputs to estimate the stand-alone selling price.

For the contract with a warranty, the Group analyses the nature of the warranty provided, if the warranty provides the customer with a distinct service in addition to the assurance that the product complies with agreed-upon specifications, the Group recognizes for the promised warranty as a performance obligation. Otherwise, the Group accounts for the warranty in accordance with the requirements of CAS No.13 – Contingencies.

124	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

21.	Revenue recognition (continued)

The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Group recognizes the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Where the contract contains a significant financing component, the Group recognizes the transaction price at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer. The difference between the amount of promised consideration and the cash selling price is amortized using an effective interest method over the contract term. The Group does not adjust the consideration for any effects of a significant financing component if it expects, at contract inception, that the period between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

The Group satisfies a performance obligation over time if one of the following criteria is met; or otherwise, a performance obligation is satisfied at a point in time:

•	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

•	the customer can control the asset created or enhanced during the Group’s performance; or

•	the Group’s performance does not create an asset with an alternative use to it and the Group has an enforceable right to payment for performance completed to date.

For performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation. When the outcome of that performance obligation cannot be measured reasonably, but the Group expects to recover the costs incurred in satisfying the performance obligation, the Group recognizes revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation.

For performance obligation satisfied at a point in time, the Group recognizes revenue at the point in time at which the customer obtains control of relevant goods or services. To determine whether a customer has obtained control of goods or services, the Group considers the following indicators:

•	the Group has a present right to payment for the goods or services;

•	the Group has transferred physical possession of the goods to the customer;

•	the Group has transferred the legal title of the goods or the significant risks and rewards of ownership of the goods to the customer; and

•	the customer has accepted the goods or services, etc.

2023 Interim Report	125

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

21.	Revenue recognition (continued)

The Group determines whether it is a principal or an agent, depending on whether it obtains control of the specified good or service before that good or service is transferred to a customer. The Group is a principal if it controls the specified good or service before that good or service is transferred to a customer, and recognizes revenue in the gross amount of consideration to which it has received (or receivable). Otherwise, the Group is an agent, and recognizes revenue in the amount of any fee or commission to which it expects to be entitled. The fee or commission is the net amount of consideration that the Group retains after paying the other party the consideration, or is the established amount or proportion.

A contract asset is the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditional on something other than the passage of time. The Group recognizes loss allowances for expected credit loss on contract assets (see Note III 9(6)). Accounts receivable is the Group’s right to consideration that is unconditional (only the passage of time is required). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The following is the description of accounting policies regarding revenue from the Group’s principal activities:

(1)	Sale of goods

Revenue from sale is recognized when all of the general conditions stated above and the following conditions are satisfied: the significant risks and rewards of ownership of goods have been transferred to the buyer, as well as the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. The Group recognizes revenue when goods are sent to designated place or customer take delivery of the goods from Group’s designated warehouse, and confirmed receipt by customers according to the terms of contract.

The Group provides discounts based on the sales amount, and recognizes revenue based on the contract value exclude expected discounts.

(2)	Rendering of overseas shipping services

Revenue from the rendering of overseas shipping services is recognized using the percentage of completion method, with the stage of completion being determined based on proportion of shipping time incurred to date to the estimated total shipping time.

(3)	Interest income

Interest income is calculated by the time of lending money and the actual interest rate.

126	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

22.	Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer.

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (e.g., sales commission). The Group recognizes as an asset the incremental costs of obtaining a contract with a customer if it expects to recover those costs. Other costs of obtaining a contract are expensed when incurred.

If the costs to fulfil a contract with a customer are not within the scope of inventories or other accounting standards, the Group recognizes an asset from the costs incurred to fulfil a contract only if those costs meet all of the following criteria:

•

the costs relate directly to an existing contract or to a specifically identifiable anticipated contract, including direct labor, direct materials, allocations of overheads (or similar costs), costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract;

•	the costs generate or enhance resources of the Group that will be used in satisfying performance obligations in the future;

•	the costs are expected to be recovered.

Assets recognized for the incremental costs of obtaining a contract and assets recognized for the costs to fulfil a contract (the “assets related to contract costs”) are amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate and recognized in profit or loss for the current period. The Group recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

The Group recognizes an impairment loss in profit or loss to the extent that the carrying amount of an asset related to contract costs exceeds:

•	remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates; less

•	the costs that relate directly to providing those goods or services that have not yet been recognized as expenses.

2023 Interim Report	127

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

23.	Employee benefits

(1)	Short-term employee benefits

Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or accrued at the applicable benchmarks and rates, are recognized as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate. Employee benefits which are non-monetary benefits are measured at fair value.

(2)	Post-employment benefits-defined contribution plans

Pursuant to the relevant laws and regulations of the People’s Republic of China, the Group participated in a defined contribution basic pension insurance plan in the social insurance system established and managed by government organisations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. Basic pension insurance contributions payable are recognized as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate.

(3)	Termination benefits

When the Group terminates the employment with employees before the employment contracts expire, or provides compensation under an offer to encourage employees to accept voluntary redundancy, a provision is recognized with a corresponding expense in profit or loss at the earlier of the following dates:

•	When the Group cannot unilaterally withdraw the offer of termination benefits because of an employee termination plan or a curtailment proposal;

•

When the Group has a formal detailed restructuring plan involving the payment of termination benefits and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Termination benefits expected to be paid in one year are listed as current liabilities.

128	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

24.	Government grants

Government grants are non-reciprocal transfers of monetary or non-monetary assets from the government to the Group except for capital contributions from the government in the capacity as an investor in the Group. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, are not regarded as government grants.

A government grant is recognized when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant.

If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at fair value.

Government grants related to assets are grants whose primary condition is that the Group qualifying for them should purchase, construct or otherwise acquire long-term assets. Government grants related to income are grants other than those related to assets. A government grant related to an asset is offset against the carrying amount of the related asset or recognized as deferred income and amortized over the useful life of the related asset on a reasonable and systematic manner as other income or non-operating income. A grant that compensates the Group for expenses or losses to be incurred in the future is recognized as deferred income, and included in other income or non-operating income offset against related expense in the periods in which the expenses or losses are recognized. Or included in other income or non-operating income offset against the related expenses directly. The Group uses the same reporting method for similar government subsidies.

Government subsidies related to daily activities are included in operating profit, while government subsidies unrelated to daily activities are included in non-operating income and expenditure.

25.	Specific reserve

The Group recognizes a safety fund in the specific reserve pursuant to relevant government regulations, with a corresponding increase in the costs of the related products or expenses, and accrues in the specific reserve.

When the safety fund is subsequently used for revenue expenditure, the specific reserve is reduced accordingly. On utilization of the safety fund for fixed assets, the specific reserve is reduced as the fixed assets are recognized, which is the time when the related assets are ready for their intended use; in such cases, an amount that corresponds to the reduction in the specific reserve is recognized in accumulated depreciation with respect to the related fixed assets. As a consequence, such fixed assets are not depreciated in subsequent periods.

2023 Interim Report	129

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

26.	Income tax

Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination or items recognized directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset only if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred tax assets and deferred tax liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases, which include the deductible losses and tax credits carried forward to subsequent periods. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized.

Deferred tax is not recognized for the temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit (or deductible loss). Deferred tax is not recognized for taxable temporary differences arising from the initial recognition of goodwill.

At the balance sheet date, deferred tax is measured based on the tax consequences that would follow from the expected manner of recovery or settlement of the carrying amounts of the assets and liabilities, using tax rates enacted at the balance sheet date that are expected to be applied in the period when the asset is recovered, or the liability is settled.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefits will be utilized. Such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Deferred tax liabilities are recognized for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries, associates and joint ventures will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilized, the corresponding deferred tax assets are recognized.

130	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

26.	Income tax (continued)

At the balance sheet date, deferred tax assets and deferred tax liabilities are offset if all of the following conditions are met:

•	the taxable entity has a legally enforceable right to offset current tax liabilities and current tax assets;

•	they relate to income taxes levied by the same tax authority on either:

•	the same taxable entity; or

•

different taxable entities which intend either to settle the current tax liabilities and current tax assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or deferred tax assets are expected to be settled or recovered.

27.	Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

•

the contract involves the use of an identified asset. An identified asset may be specified explicitly or implicitly specified in a contract and should be physically distinct, or capacity portion or other portion of an asset that is not physically distinct, but it represents substantially all of the capacity of the asset and thereby provides the customer with the right to obtain substantially all of the economic benefits from the use of the asset. If the supplier has a substantive substitution right throughout the period of use, then the asset is not identified;

•	the lessee has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use;

•	the lessee has the right to direct the use of the asset.

2023 Interim Report	131

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

27.	Leases (continued)

For a contract that contains more separate lease components, the lessee and the lessor separate lease components and account for each lease component as a lease separately. For a contract that contains lease and non-lease components, the lessee and the lessor separate lease components from non-lease components. However, for the leases of land and buildings in which it is a lessee, the Group has elected not to separate lease components from non-lease components and account for the lease and non-lease components as a single lease component. For a contract that contains lease and non-lease components, the lessee allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The lessor allocates the consideration in the contract in accordance with the accounting policy in Note III.21.

(1)	As a lessee

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, any lease payments made at or before the commencement date (less any lease incentives received), any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease.

The right-of-use asset is depreciated using the straight-line method. If the lessee is reasonably certain to exercise a purchase option by the end of the lease term, the right-of-use asset is depreciated over the remaining useful lives of the underlying asset. Otherwise, the right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Impairment losses of right-of-use assets are accounted for in accordance with the accounting policy described in Note III.18.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. Lease payments include fixed payments and payments to be made if it is reasonably determined that the option to buy or to terminate the lease option will be exercised. The variable rent, which is determined by a certain percentage of sales, is not included in the lease payment and is recorded into the current profit and loss when it actually occurs. The Group will be paid from the balance sheet date within one year (including one year) of the lease liabilities, as a non-current liability due within one year. Discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate.

A constant periodic rate is used to calculate the interest on the lease liability in each period during the lease term with a corresponding charge to profit or loss or included in the cost of assets where appropriate. Variable lease payments not included in the measurement of the lease liability is charged to profit or loss or included in the cost of assets where appropriate as incurred.

132	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

27.	Leases (continued)

(1)	As a lessee (continued)

Under the following circumstances after the commencement date, the Group remeasures lease liabilities based on the present value of revised lease payments:

•	there is a change in the amounts expected to be payable under a residual value guarantee;

•	there is a change in future lease payments resulting from a change in an index or a rate used to determine those payments;

•	there is a change in the assessment of whether the Group will exercise a purchase, extension or termination option, or there is a change in the exercise of the extension or termination option.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Group recognizes the lease payments associated with these leases in profit or loss or as the cost of the assets where appropriate using the straight-line method over the lease term.

(2)	As a lessor

All lease contracts where the Group is a lessor are operating leases.

Lease receipts from operating leases is recognized as income using the straight-line method over the lease term. The initial direct costs incurred in respect of the operating lease are initially capitalized and subsequently amortized in profit or loss over the lease term on the same basis as the lease income. Variable lease payments not included in lease receipts are recognized as income as they are earned.

2023 Interim Report	133

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

28.	Hedge accounting

Hedge accounting is a method which recognizes in profit or loss (or other comprehensive income) the gain or loss on the hedging instrument and the hedged item in the same accounting period(s) to represent the effect of risk management.

Hedged items are items that expose the Group to risks of changes in cash flows and that are designated as being hedged and can be reliably measured. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated financial instrument whose changes in cash flows are expected to offset changes in the fair value or cash flows of the hedged item.

The Group assesses at the inception of a hedging relationship, and on an ongoing basis, whether the hedging relationship meets the hedge effectiveness requirements. A hedging relationship is regarded as having met the hedge effectiveness requirements if all of the following conditions are satisfied:

•

There is an economic relationship between the hedged item and the hedging instrument. The economic relationship causes the value of the hedging instrument and the hedged item to move in opposite directions due to the same exposure to the hedged risk;

•	The effect of credit risk does not dominate the value changes that result from the economic relationship;

•

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

When a hedging relationship no longer meets the hedge effectiveness requirements due to the hedge ratio, but the risk management objective of the designated hedging relationship remains unchanged, the Group rebalances the hedging relationship. Rebalancing refers to the adjustments made to the designated quantities of the hedged item or the hedging instrument of an already existing hedging relationship for the purpose of maintaining a hedge ratio that complies with the hedge effectiveness requirements.

134	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

28.	Hedge accounting (continued)

The Group discontinues applying hedge accounting in any of the following circumstances:

•	The hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting;

•	The hedging instrument expires or is sold, terminated or exercised;

•

There is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship;

•	The hedging relationship no longer meets other criteria for applying hedge accounting.

(1)	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income as a cash flow hedge reserve. The amount of the cash flow hedge reserve is adjusted to the lower of the following (in absolute amounts):

•	the cumulative gain or loss on the hedging instrument from inception of the hedge;

•	the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The change in the amount of the cash flow hedge reserve is recognized in other comprehensive income in each period.

The portion of the gain or loss on the hedging instrument that is determined to be ineffectiveness is recognized in profit or loss.

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the Group removes that amount from the cash flow hedge reserve and includes it in the initial cost or other carrying amount of the asset or liability. This is not a reclassification adjustment and will not affect other comprehensive income.

2023 Interim Report	135

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

28.	Hedge accounting (continued)

(1)	Cash flow hedges (continued)

For cash flow hedges other than those covered above, that amount is reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

When the Group discontinues hedge accounting for a cash flow hedge, the amount of the accumulated cash flow hedge reserve recognized in other comprehensive income is accounted for as follows:

•	If the hedged future cash flows are still expected to occur, that amount will remain in the cash flow hedge reserve and be accounted for in accordance with the above policy;

•	If the hedged future cash flows are no longer expected to occur, that amount is immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment.

29.	Profit distributions

Dividends or profit distributions proposed in the profit appropriation plan, which will be approved after the balance sheet date, are not recognized as a liability at the balance sheet date but are disclosed in the notes separately.

30.	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties.

In addition to the related parties stated above, the Company determines related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC.

136	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

31.	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organization, management requirements and internal reporting system after taking the materiality principle into account. An operating segment is a component of the Group that satisfies all of the following conditions:

•	the component is able to earn revenues and incur expenses from its ordinary activities;

•	whose operating results are regularly reviewed by the Group’s management to make decisions about resources to be allocated to the segment and to assess its performance;

•

for which the information on financial position, operating results and cash flows is available to the Group. Two or more operating segments may be aggregated into a single operating segment if the segments have the similar economic characteristics and are same or similar in respect of the nature of each segment’s products and services, the nature of production processes, the types or classes of customers for the products and services, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. The Group determines the reporting segments based on the operating segments and the principle of materiality.

Inter-segment revenues are measured on the basis of the actual transaction prices for such transactions for segment reporting. Segment accounting policies are consistent with those for the consolidated financial statements.

32.	Significant accounting estimates and judgements

The preparation of the financial statements requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates as well as underlying assumptions and uncertainties involved are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

(1)	Significant accounting estimates

(a)	Accounting estimate of Inventory provision

Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

2023 Interim Report	137

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

32.	Significant accounting estimates and judgements (continued)

(1)	Significant accounting estimates (continued)

(b)	Impairment of assets other than inventories and financial assets

As described in Note III.18, at the end of each reporting period, the Group estimates the recoverable amount of an asset or a cash-generating unit (“CGU”) (a portion of which related to certain production facilities), at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. If circumstances indicate that the carrying amount of the asset or CGU may not be recoverable, the asset or CGU may be considered “impaired”, and an impairment loss may be recognized.

The recoverable amount of assets or CGUs is the higher of the fair value less costs of disposal and value in use. As the fair value of certain assets or CGUs may not be publicly available, the Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of product sales and operating costs and discount rate. In particular, in determining the value in use of the Group’s specific CGUs, significant judgements are required on the accounting estimates which are based on the assumptions relating to product sales growth rates, related costs growth rates and discount rate applied.

(c)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

138	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

32.	Significant accounting estimates and judgements (continued)

(1)	Significant accounting estimates (continued)

(d)	Estimation of deferred income tax assets

When estimating that sufficient taxable income can be obtained in the future period to utilize the outstanding tax losses and deductible temporary differences, the Group is limited to the taxable income that is likely to be obtained to offset the outstanding tax losses and deductible temporary differences and calculates and recognizes the relevant deferred income tax assets based on the applicable income tax rate during the expected period of asset recovery. The Group needs to use judgment to estimate the time and amount of future taxable income and make reasonable estimates and judgments on the future applicable income tax rates based on current tax policies and other relevant policies to determine the amount of deferred income tax assets to be recognized. If there is a difference between the actual time and amount of profits generated in the future period or the actual applicable income tax rate and the management’s estimate, the difference will have an impact on the amount of deferred income tax assets.

(2)	Significant accounting judgements

(a)	Classification of financial assets

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows. The Group determines the business model of managing financial assets at the level of financial asset portfolio, taking into account such factors as the way of evaluating and reporting the performance of financial assets to key managers, the risk and management methods that affect the performance of financial assets, and the ways in which relevant business managers are paid, etc.

When the Group evaluates whether the contract cash flow of financial assets is consistent with the basic lending arrangement, there are the following main judgments: whether the time distribution or amount of principal may change within the duration due to prepayment or other reasons; Does interest include only the time value of money, credit risk, other basic lending risks, and consideration of costs and profits? For example, does the prepayment amount reflect only the principal outstanding and the interest based on the principal outstanding, as well as the reasonable compensation paid for the early termination of the contract.

2023 Interim Report	139

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

33.	Changes in significant accounting policies and accounting estimates

(1)	Description of and reasons for changes in accounting policies

In 2023, the Group has adopted the accounting requirements and guidance under CAS newly issued by the Ministry of Finance:

•	“Accounting treatment of deferred tax related to assets and liabilities arising from a single transaction for which initial recognition exemption does not apply” in CAS Bulletin No.16.

(a)	Accounting treatment of deferred tax related to assets and liabilities arising from a single transaction for which initial recognition exemption does not apply:

In accordance with CAS Bulletin No.16, the provisions of the Accounting Standards for Business Enterprises No. 18 — Income Taxes on exemption from initial recognition of deferred tax liabilities and deferred tax assets shall not apply to single transactions that are not business combinations, that do not affect accounting profits or taxable income (or deductible losses) upon transaction’s occurrence, and result in equal amount of taxable temporary differences and deductible temporary differences caused by initially recognised assets and liabilities. As for the taxable temporary differences and deductible temporary differences arising from the initial recognition of assets and liabilities in a single transaction, the Group shall, according to the Accounting Standards for Business Enterprises No. 18 – Income Taxes and other relevant provisions, respectively recognise the corresponding deferred tax liabilities and deferred tax assets upon the occurrence of the transaction.

The Group has made retrospective adjustments in accordance with these requirements for applicable single transactions occurring between 1 January 2022 and the date of initial implementation. With regard to deductible temporary differences and taxable temporary differences arising from lease liabilities and right-of-use assets recognised as at 1 January 2022 as a result of single transactions to which these provisions apply, the Group shall, in accordance with CAS Bulletin No.16 and Accounting Standards for Business Enterprises No. 18 — Income Taxes, adjust the cumulative effect amount with the retained earnings at the beginning of the earliest period presented in the financial statements and other relevant items of the financial statements.

140	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

33.	Changes in significant accounting policies and accounting estimates (continued)

(1)	Description of and reasons for changes in accounting policies (continued)

(b)	The effects on the financial statements

The effects of the above changes in accounting policies on each item of the consolidated balance sheet as at 30 June 2023 and the Company’s balance sheet are summarized as follows:

	Increase/(decrease) in the line items as a result of applying new accounting policies
	The Group	The Company
Assets:
Deferred tax assets	122	121
Liabilities:
Deferred tax liabilities	35	—
Shareholders’ equity:
Surplus reserve	(5)	(5)
Retained earnings	95	126
Non-controlling interests	(3)	—

The effects of the above changes in accounting policies on each item of the consolidated income statement and company income statement for the six-months ended 30 June 2023 are as follows:

	Increase/(decrease) in the line items as a result of applying new accounting policies
	The Group	The Company
Less: Income tax benefits	48	81
Net loss	(48)	(81)
Attributable to: Shareholders of the Company	(49)	—
Non-controlling interests	1	—
Total comprehensive income for the year	(48)	(81)
Attributable to: Shareholders of the Company	(49)	—
Non-controlling interests	1	—

2023 Interim Report	141

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

33.	Changes in significant accounting policies and accounting estimates (continued)

(1)	Description of and reasons for changes in accounting policies (continued)

(c)	The effects on the comparative financial statements

The effects of these changes in accounting policies on the net loss for the six-months ended 30 June 2022, and opening and closing balances of shareholders’ equity as at 1 January and 31 December 2022 are summarised as follows:

	The Group
	Net loss for the six-months ended 30 June 2022	2022 Closing balance of shareholders’ equity	2022 Opening balance of shareholders’ equity
Net loss and shareholders’ equity before adjustments	430,821	26,371,386	30,395,431
Deferred income tax relating to assets and liabilities arising from an individual transaction does not apply to the impact of initial recognition exemptions	49	39	(67)
Net loss and shareholders’ equity after adjustments	430,870	26,371,425	30,395,364

	The Company
	Net loss for the six-months ended 30 June 2022	2022 Closing balance of shareholders’ equity	2022 Opening balance of shareholders’ equity
Net loss and shareholders’ equity before adjustments	395,145	25,649,540	29,613,413
Deferred income tax relating to assets and liabilities arising from an individual transaction does not apply to the impact of initial recognition exemptions	(23)	40	(49)
Net loss and shareholders’ equity after adjustments	395,122	25,649,580	29,613,364

142	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

33.	Changes in significant accounting policies and accounting estimates (continued)

(1)	Description of and reasons for changes in accounting policies (continued)

(c)	The effects on the comparative financial statements (continued)

The effects on each of the line items in the consolidated balance sheet and company balance sheet as at 31 December 2022 are as follows:

	The Group
	Before adjustments	The amounts of adjustments	After adjustments
Assets:
Deferred tax assets	991,850	42	991,892
Liabilities:
Deferred tax liabilities	30,895	3	30,898
Shareholders’ equity:
Surplus reserve	6,672,639	(5)	6,672,634
Retained earnings	7,923,002	46	7,923,048
Non-controlling interests	127,681	(2)	127,679

	The Company
	Before adjustments	The amounts of adjustments	After adjustments
Assets:
Deferred tax assets	986,830	40	986,870
Shareholders’ equity:
Surplus reserve	6,672,639	(5)	6,672,634
Retained earnings	7,339,125	45	7,339,170

2023 Interim Report	143

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

33.	Changes in significant accounting policies and accounting estimates (continued)

(1)	Description of and reasons for changes in accounting policies (continued)

(c)	The effects on the comparative financial statements (continued)

The effects on each of the line items in the consolidated income statement and company income statement for the six-months ended 30 June 2022 are as follows:

	The Group
	Before adjustments	The amounts of adjustments	After adjustments
Less: Income tax benefits	(11,780)	49	(11,731)
Net profit for the year (“-” for losses)	(430,821)	(49)	(430,870)
Attributable to: Shareholders of the Company	(436,009)	(33)	(436,042)
Non-controlling interests	5,188	(16)	5,172
Total comprehensive income for the year	(157,308)	(49)	(157,357)
Attributable to: Shareholders of the Company	(162,496)	(33)	(162,529)
Attributable to: non-controlling interests	5,188	(16)	5,172

	The Company
	Before adjustments	The amounts of adjustments	After adjustments
Less: Income tax benefits	(15,956)	(23)	(15,979)
Net profit for the year (“-” for losses)	(395,145)	23	(395,122)
Total comprehensive income for the year	(121,632)	23	(121,609)

144	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

33.	Changes in significant accounting policies and accounting estimates (continued)

(1)	Description of and reasons for changes in accounting policies (continued)

(d)	After retrospective adjustments of the above accounting policy changes, the consolidated balance sheet and company balance sheet as at 1 January 2021 are as follows:

	The Group	The Company
Assets
Deferred tax assets	184,143	178,035
Total non-current assets	26,106,346	26,612,539
Total assets	47,038,622	46,488,789
Liabilities and shareholders’ equity Deferred tax liabilities	33,411	—
Total non-current liabilities	847,515	813,119
Total liabilities	16,643,258	16,875,425
Shareholders’ equity:
Surplus reserve	6,672,634	6,672,634
Retained earnings	11,877,398	11,240,215
Total equity attributable to shareholders of the Company	30,260,110	29,613,364
Non-controlling interests	135,254	—
Total shareholders’ equity	30,395,364	29,613,364
Total liabilities and shareholders’ equity	47,038,622	46,488,789

2023 Interim Report	145

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

IV.	Taxation

Main types of taxes and corresponding tax rates:

Tax type	Tax basis	Tax rate
Corporate income tax (1)	Based on taxable profits	25%

Value-added tax (VAT)	Output VAT is calculated on product sales and taxable services revenue. The basis for VAT payable is to deduct input VAT from the output VAT for the period	5%.6%.9% and 13%

Consumption tax	Based on taxable revenue	Gasoline: RMB2,109.76 per ton;
Diesel oil: RMB1,411.20 per ton;
Naphtha: RMB2,105.20 per ton;

Urban maintenance and construction tax	Based on VAT and consumption tax paid	Fuel oil: RMB1,218.00 per to 5% and 7%

(1)

Pursuant to the ‘Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances’ (Cai Shui [2018] 54) issued by the State Administration of Taxation, during the period from 1 January 2018 to 31 December 2020, the cost of newly purchased equipment with the original cost less than RMB5 million can be fully deducted against taxable profit in the next month after the asset is put into use, instead of being depreciated annually for tax filing. Pursuant to the ‘Announcement on the extension of the implementation period of some tax incentives’ (Cai Shui [2021] 6) issued by the State Administration of Taxation, the implementation period of Cai Shui [2018] 54 is extended to December 31, 2023.

V.	Notes to the consolidated financial statements

1.	Cash at bank and on hand

Item	30 June 2023 (unaudited)	31 December 2022
Deposits with banks	6,931,674	3,998,329
Other monetary funds	3	3

Total	6,931,677	3,998,332

146	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

1.	Cash at bank and on hand (continued)

Cash and cash equivalents shown in the cash flow statement:

Item	30 June 2023 (unaudited)	31 December 2022
Deposits with banks	6,931,674	3,998,329
Less: Time deposits (1)	(2,320,916)	(3,108,916)

Ending balance of cash and cash equivalents	4,610,758	889,413

(1)	As at 30 June 2023, time deposits are three-year term deposits that will mature in one year, with annual interest rate of 3.85%- 3.99%.

As at 31 December 2022, time deposits are time deposits of 1,080 days to three years, with annual interest rate of 3.85%-4.125%.

2.	Accounts receivable

(1)	Accounts receivable by customer type are as follows:

Category	30 June 2023 (unaudited)	31 December 2022
Amounts due from related parties (Note VIII.6)	1,589,669	2,443,018
Amounts due from third parties	42,877	72,110
Sub-total	1,632,546	2,515,128
Less: Provision for bad and doubtful debts	(2,596)	(2,766)

Total	1,629,950	2,512,362

(2)	The ageing analysis of accounts receivable is as follows:

Aging	30 June 2023 (unaudited)	31 December 2022
Within 1 year (inclusive)	1,629,531	2,512,964
Over 1 year but within 2 years (inclusive)	901	50
Over 2 years but within 3 years (inclusive)	—	—
Over 3 years	2,114	2,114

Total	1,632,546	2,515,128

The ageing is counted starting from the date when accounts receivables are recognized.

2023 Interim Report	147

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

2.	Accounts receivable (continued)

(3)	Accounts receivable by provisioning method

	30 June 2023 (unaudited)					31 December 2022
	Book value		Provision for bad and doubtful debts			Book value		Provision for bad and doubtful debts
Category	Amount	Percentage (%)	Percentage (%)	Amount	Carrying amount	Amount	Percentage (%)	Percentage (%)	Amount	Carrying amount
Individual assessment	339	0.02	339	100	—	489	0.02	489	100	—
Collective assessment	1,632,207	99.98	2,257	0.14	1,629,950	2,514,639	99.98	2,277	0.09	2,512,362

Total	1,632,546	100.00	2,596	0.16	1,629,950	2,515,128	100.00	2,766	0.11	2,512,362

(i)	As at 30 June 2023, the reason for provision for bad debts on a single basis is as follows:

Name	Book value	Provision for impairment	Percentage (%)	Reason
Ningbo Hezhong Auto Parts Co., Ltd.	339	339	100.00	It is estimated ultimately irrecoverable

(ii)	The recognition standard and instruction of provision for bad debts on combination:

According to the historical experience of the Group, there is no significant difference in the occurrence of losses among different customer segments, so different customer groups are not further differentiated in the calculation of bad debt reserve.

(iii)	Assessment of ECLs on accounts receivable:

At all times the Group measures the impairment loss for accounts receivable at an amount equal to lifetime ECLs, and the ECLs are based on the number of overdue days and the expected loss rate.

The loss given default is measured based on the actual credit loss experience in the past years, and is adjusted taking into consideration the differences among the economic conditions during the historical data collection period, the current economic conditions and the economic conditions during the expected lifetime.

148	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

2.	Accounts receivable (continued)

(4)	Movements of provisions for bad and doubtful debts:

	For the six months ended 30 June
Provisions for bad and doubtful debts	2023 (unaudited)	2022 (unaudited)
Balance at the beginning	2,766	1,988
Additions during the period	16	162
Recoveries or reversals during the period	(186)	—

Balance at the end	2,596	2,150

(5)	As at 30 June 2023, Five largest accounts receivable by debtor at the end of the period:

	Amount	Provision	Percent of total amount
Total amount of five largest accounts receivable by debtor of the Group	1,597,296	29	97.84%

(6)	Derecognition of accounts receivable due to transfer of financial assets

(i)	For the six months ended 30 June 2023, the Group has no accounts receivable derecognized due to transfer of financial assets.

(ii)

For the six months ended 30 June 2023, the Group has recovered accounts receivable of RMB150 thousand that have been fully provisioned for bad debts in previous. (For the six months ended 30 June 2022: Nil).

(iii)	For the six months ended 30 June 2023, the Group has not written off significant accounts receivable. (For the six months ended 30 June 2022: Nil)

(iv)	At 30 June 2023, the Group has no pledged accounts receivable. (31 December 2022: Nil)

2023 Interim Report	149

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

3.	Receivables under financing

Item	Note	30 June 2023 (unaudited)	31 December 2022
Bills receivable	(1)	165,770	136,945
Accounts receivable	(2)	163,109	445,409

Total		328,879	582,354

(1)	Bills receivable

(i)

Due to the requirement of cash management, the Group discounted and endorsed part of the bank acceptance notes. The business model of bank acceptance notes management is for the purpose of collecting cash flow of contracts and sales. Therefore, as at 30 June 2023, the Group classified RMB165,770 thousand bills receivable to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in bills receivable and accounts receivable (31 December 2022: RMB136,945 thousand).

(ii)

The Group has no individually impaired bank acceptance notes, with all provision was accrued by their expected credit loss. As at 30 June 2023 and 31 December 2022, the Group considers no significant credit risk of the bank acceptance notes and the Group has limited exposure to losses arising from banks’ breach of contract.

(iii)	As at 30 June 2023, the Group had no pledged bank acceptance notes (31 December 2022: Nil).

(iv)	As at 30 June 2023, unmatured bills receivable that have been endorsed or discounted by the Group is as follows:

Item	Derecognized	Not derecognized
Bank acceptance notes	312,557	—

As at 30 June 2023, the Group endorsed and discounted the undue bills receivable of RMB312,557 thousand (31 December 2022: RMB375,036 thousand). The Group derecognized such bills receivable, accounts payable to suppliers and short-term loans as a whole by considering that the risks and rewards of ownership of such unmatured bills had been substantially transferred. The Group’s continued involvement in the unexpired bills receivable whose overall derecognition is limited to the extent that the issuing bank is unable to settle the amount to the bill holder. The maximum exposure to loss caused by the Group’s continued involvement is the amount of outstanding bills receivable endorsed to the supplier of RMB312,557 thousand (31 December 2022: RMB375,036 thousand). The term of the outstanding bills receivable is within one year.

150	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

3.	Receivables under financing (continued)

(2)	Accounts receivable

(i)

The Group’s subsidiaries Shanghai Jinshan Trading Corporation Limited (“JMGJ”) and Shanghai Jinmao International Trading Corporation Limited (“Jinmao International”) derecognized part of the accounts receivable for the non-recourse forfaiting business based on the requirement of daily cash management. The business model of accounts receivable management is for the purpose of collecting cash flow of contracts and sales. Therefore, as at 30 June 2023, the Group classified RMB163,109 thousand third party accounts receivable of subsidiaries to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in bills receivable and accounts receivable (31 December 2022, RMB445,409 thousand).

(iv)	The analysis of accounts receivable derecognized due to the transfer of financial assets is as follows:

For the six months ended 30 June 2023, the Group’s subsidiaries JMGJ and Jinmao International derecognized RMB143,216 thousand-yuan accounts receivable due to the non-recourse forfaiting. (For the six months ended 30 June 2022: RMB166,343 thousand).

4.	Prepayments

(1)	Prepayments by category:

Item	30 June 2023 (unaudited)	31 December 2022
Amounts advance to related parties (Note VIII.6)	11,349	58,496
Amounts advance to third parties	8,154	8,512

Total	19,503	67,008

(2)	The ageing analysis of prepayments is as follows:

	30 June 2023 (unaudited)		31 December 2022
Aging	Amount	Percentage	Amount	Percentage
Within 1 year	19,503	100%	67,008	100%

The ageing is counted starting from the date when prepayments are recognized.

(3)	As at 30 June 2023, the total amount of the top five prepayments to suppliers are summarised as follows:

	Amount	Percentage of total advances to suppliers
Total amount of the top five prepayments to suppliers	14,962	76.72%

2023 Interim Report	151

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

5.	Other receivables

	Note	30 June 2023 (unaudited)	31 December 2022
Amounts due from related parties	VIII.6	6,254	140,271
Amounts due from third parties		85,852	55,036
Sub-total		92,106	195,307
Less: Provision for bad and doubtful debts		(4,731)	(4,728)

Total		87,375	190,579

(1)	The aging analysis is as follows:

Aging	30 June 2023 (unaudited)	31 December 2022
Within 1 year (inclusive)	87,368	193,228
Over 1 year but within 2 years (inclusive)	4,733	2,074
Over 2 years but within 3 years (inclusive)	—	5
Over 3 years	5	—

Total	92,106	195,307

The ageing is counted starting from the date when other receivables are recognized.

152	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

5.	Other receivables (continued)

(2)	Others by provisioning method:

	30 June 2023 (unaudited)					31 December 2022
	Book value		Provision for bad and doubtful debts			Book value		Provision for bad and doubtful debts
Category	Amount	Percentage (%)	Percentage (%)	Amount	Carrying amount	Amount	Percentage (%)	Percentage (%)	Amount	Carrying amount
Individual assessment	4,725	5.13	(4,725)	100.00	—	4,725	2.42	(4,725)	100.00	—
Collective assessment	87,381	94.87	(6)	0.01	87,375	190,582	97.58	(3)	0.00	190,579

Total	92,106	100.00	(4,731)	5.14	87,375	195,307	100.00	(4,728)	2.42	190,579

(i)	As at 30 June 2023, the reason for provision for bad debts on a single basis is as follows:

Name	Book value	Provision for impairment	Percentage (%)	Reason
Sinopec Materials & Equipment Co., Ltd.	2,795	2,795	100.00	It is estimated ultimately irrecoverable
Beijing Zhongli Machinery Engineering Technology Co., Ltd.	1,930	1,930	100.00	It is estimated ultimately irrecoverable

Total	4,725	4,725	100.00

2023 Interim Report	153

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

5.	Other receivables (continued)

(3)	Movements of provisions for bad and doubtful debts

	Stage 1					Stage 3
	12-month ECL (collective)		12-month ECL (individual)		Sub-total	Lifetime ECL — Credit impaired		Total
	Book value	Provision for bad and doubtful debts	Book value	Provision for bad and doubtful debts	Provision for bad and doubtful debts	Book value	Provision for bad and doubtful debts	Provision for bad and doubtful debts
Balance at 31 December 2022	190,582	(3)	—	—	(3)	4,725	(4,725)	(4,728)
Additions during the period	—	(3)	—	—	(3)	—	—	(3)
Recoveries or reversals during the period	—	—	—	—	—	—	—	—

Balance at 30 June 2023 (unaudited)	87,381	(6)	—	—	(6)	4,725	(4,725)	(4,731)

As at 30 June 2023 and 31 December 2022, the Group has no other receivables under Stage 2.

(i)

For the six months ended 30 June 2023, the Group has no other receivables that have fully accrued or accrued a large proportion of bad and doubtful debts in previous years, but fully recovered or reversed, or have a large proportion of recovered or reversed in the current period(For the six months ended 30 June 2022: Nil).

(ii)	For the six months ended 30 June 2023, the Group has not written off significant other receivables(For the six months ended 30 June 2022: Nil).

154	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

5.	Other receivables (continued)

(4)	Others categorised by nature

Nature of other receivables	30 June 2023 (unaudited)	31 December 2022
Advance payment for compensation	32,311	4,380
Prepayment for share repurchase	27,573	27,573
Export tax rebate	14,237	13,711
Amounts due from related parties	6,254	140,271
Others	11,731	9,372

Sub-total	92,106	195,307

Less: Provision for bad and doubtful debts	(4,731)	(4,728)

Total	87,375	190,579

(5)	Five largest other receivables-by debtors as at 30 June 2023

Name	Nature of the receivable	Balance at the end of the period	Aging	Percentage of ending balance of other receivables	Provision for bad and doubtful debts
Pacific Anxin Crop Insurance Co., Ltd.	Advance payment of compensation	32,311	Within 1 year (inclusive)	35.08%	—
China International Capital Corporation	Prepayment for share	27,573	Within 1 year	29.94%	—
Hong Kong Securities Limited	repurchase		(inclusive)
State Administration of Taxation,	Export tax rebate	14,237	Within 1 year	15.46%	—
Shanghai Jinshan			(inclusive)
Sinopec Materials & Equipment Co., Ltd.	Business transaction	2,795	Over 1 year but within 2 years (inclusive)	3.03%	(2,795)
Linde-SPC Gases Company Limited	Business transaction	2,388	Within 1 year (inclusive)	2.59%	—

Total		79,304		86.10%	—

2023 Interim Report	155

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

6.	Inventories

(1)	Inventories by categories are as follows:

	30 June 2023 (unaudited)			31 December 2022
Inventories by categories	Book value	Provision for impairment of inventories	Carrying amount	Book value	Provision for impairment of inventories	Carrying amount
Raw materials	5,797,553	(22,943)	5,774,610	5,700,215	(26,491)	5,673,724
Work in progress	633,472	(192,060)	441,412	756,007	(237,959)	518,048
Finished goods	1,477,721	(226,569)	1,251,152	1,096,623	(182,035)	914,588
Spare parts and consumables	254,077	(58,461)	195,616	246,161	(58,461)	187,700

Total	8,162,823	(500,033)	7,662,790	7,799,006	(504,946)	7,294,060

The balance of inventories of the Group does not include the capitalized interest at 30 June 2023 (31 December 2022: Nil).

The Group has no inventory for guarantee as at 30 June 2023 (31 December 2022: Nil).

(2)	Provision for impairment of inventories is analysed as follows:

Inventories by categories	31 December 2022	Increases during the period	Decreases during the period	30 June 2023 (unaudited)
Raw materials	26,491	5,243	(8,791)	22,943
Work in progress	237,959	56,159	(102,058)	192,060
Finished goods	182,035	129,084	(84,550)	226,569
Spare parts and consumables	58,461	—	—	58,461

Total	504,946	190,486	(195,399)	500,033

156	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

6.	Inventories (continued)

(3)	Provision for impairment of inventories are analysed as follows:

Inventories by categories	Basis for determining net realizable value	Main reasons for reversal/write-off
Raw materials	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs to make the sale and related taxes.	Not applicable

Work in progress	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs to make the sale and related taxes.	Sold in current period

Finished goods	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Sold in current period

Spare parts and consumables	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Used for repair and sold in current period

7.	Other current assets

Item	30 June 2023 (unaudited)	31 December 2022
VAT deductible	277,578	1,057,463
Corporate income tax prepaid	53,963	54,404
Others	9,320	9,320

Total	340,861	1,121,187

2023 Interim Report	157

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

8.	Long-term equity investments

Item	Note	30 June 2023 (unaudited)	31 December 2022
Joint ventures	(1)	468,241	476,761
Associates	(2)	2,944,160	3,146,024

Sub-total		3,412,401	3,622,785
Less: Provision for impairment
– Joint ventures		—	—
– Associates		28,392	28,392

Total		3,384,009	3,594,393

(1)	Joint ventures

		Current period movement
Investee	31 December 2022	Additional/ (negative) investment	Investment income recognized under equity method	Cash dividends declared in current period	Impairment provision	30 June 2023 (unaudited) （未經審計）	Ending balance of impairment provision 30 June 2023 (unaudited) （未 經審計）
Joint venture of the Company Shanghai Jinshan Baling New Material Co., Ltd. (”Baling Materials”)	250,000	—	—	—	—	250,000	—
Joint ventures of subsidiaries Shanghai Petrochemical Equipment Inspection and Testing Co., Ltd. (“Inspection and Testing company”)	9,845	—	206	(697)	—	9,354	—
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	40,218	—	1,268	—	—	41,486	—
Linde-SPC Gases Company Limited (“Linde”), formerly known as “BOC-SPC Gases Company Limited”)	176,698	—	10,403	(19,700)	—	167,401	—

Total	476,761	—	11,877	(20,397)	—	468,241	—

Interests in joint ventures, refer to Note VI.2.

158	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

8.	Long-term equity investments (continued)

(2)	Associates

		Current period movement
Investee	31 December 2022	Additional/ (negative) investment	Investment (loss)/incomes recognized under equity method	Cash dividends declared in current period	Impairment provision	Change in other equity	Others	30 June 2023 (unaudited)	Ending balance of impairment provision 30 June 2023 (unaudited)
Associates of the Company Shanghai Secco	333,896	—	(213,656)	—	—	—	—	120,240	—
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry”)	2,205,142	—	68,804	(46,103)	—	(21)	—	2,227,822	—
Associates of subsidiaries Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	4,514	—	(4,407)	—	—	—	—	107	28,392
Shanghai Azbil Automation Company Limited (“Azbil”)	63,324	—	14,695	(20,000)	—	—	—	58,019	—
Shanghai Shidian Energy Company Limited (“Shidian Energy”)	404,663	—	5,326	(4,000)	—	—	—	405,989	—
Others	106,093	—	(1,002)	(1,500)	—	—	—	103,591	—

Total	3,117,632	—	(130,240)	(71,603)	—	(21)	—	2,915,768	28,392

Interests in associates, refer to Note VI.2.

9.	Other non-current financial properties

Item	30 June 2023 (unaudited)	31 December 2022
Financial assets measured at fair value through profit or loss	26,500	—

The Group invested RMB26,500 thousand in HENGRUI CORPORATION LIMITED in May 2023.

2023 Interim Report	159

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

10.	Fixed assets

(1)	Fixed assets situation

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2022	4,480,502	45,299,395	2,114,644	51,894,541
Reclassification in current period	55,308	(77,759)	22,451	—
Increase in current period
– Purchase	89	37,172	26,990	64,251
– Transfer from CIP (Note V.12)	195,415	2,044,396	60,033	2,299,844
– Transfer from investment properties (Note V.11)	3,491	—	—	3,491
Decrease in current period
– Disposal	(3,132)	(160,829)	(24,594)	(188,555)
– Transfer out to investment properties (Note V.11)	(270)	—	—	(270)
30 June 2023 (unaudited)	4,731,403	47,142,375	2,199,524	54,073,302

Accumulated depreciation
31 December 2022	2,790,861	33,591,549	1,596,395	37,978,805
Reclassification in current period	37,727	(40,936)	3,209	—
Increase in current period
– Charge for current period	54,093	688,205	70,385	812,683
– Transfer from investment properties (Note V.11)	2,708	—	—	2,708
Decrease in current period
– Disposal	(3,023)	(122,199)	(22,406)	(147,628)
– Transfer out to investment properties (Note V.11)	(43)	—	—	(43)
30 June 2023 (unaudited)	2,882,323	34,116,619	1,647,583	38,646,525

Provision for impairment
31 December 2022	83,848	1,625,798	10,563	1,720,209
Reclassification in current period	14,492	(21,332)	6,840	—
Decrease in current period
– Disposal	—	(7,462)	—	(7,462)
30 June 2023 (unaudited)	98,340	1,597,004	17,403	1,712,747

Carrying amount
30 June 2023 (unaudited)	1,750,740	11,428,752	534,538	13,714,030

31 December 2022	1,605,793	10,082,048	507,686	12,195,527

160	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

10.	Fixed assets (continued)

(2)

For the six months ended 30 June 2023, there is no provision for impairment of fixed assets (30 June 2022: Nil). As at June 30, 2023, the impairment provision for fixed assets was RMB1,712,747 thousand.

(3)

As at 30 June 2023, the cost of temporarily idle fixed assets was RMB3,318,987 thousand, the accumulated depreciation was RMB2,667,541 thousand, related impairment provision was RMB475,444 thousand and the carrying amount of these assets was RMB176,002 thousand (31 December 2022: the cost of temporarily idle fixed assets was RMB3,358,312 thousand, accumulated depreciation was RMB2,685,006 thousand, related impairment provision was RMB493,944 thousand, and the carrying amount of these assets was RMB179,362 thousand, respectively).

As at 30 June 2023 and 31 December 2022, the Group had no fixed assets as collateral.

For the six months ended 30 June 2023, amount of RMB2,299,844 thousand was transferred from construction in progress to fixed assets(for the six months ended 30 June 2022: RMB159,676 thousand).

(4)	As at 30 June 2023, the carrying amount of fixed assets leased out under operating leases was RMB71,751 thousand (31 December 2022: RMB54,110 thousand).

(5)	As at 30 June 2023 and 31 December 2022, the Group had no fixed assets pending certificates of ownership.

2023 Interim Report	161

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

11.	Investment properties

Buildings
Cost
31 December 2022	626,367
Additions during the period
– Transfer in to fixed assets (Note V.10)	270
Decrease during the period
– Transfer out to fixed assets (Note V.10)	(3,491)
30 June 2023 (unaudited)	623,146

Accumulated depreciation
31 December 2022	289,504
Additions during the period
– Charge for current period	7,650
– Transfer in to fixed assets (Note V.10)	43
Decrease during the period
– Transfer out to fixed assets (Note V.10)	(2,708)
30 June 2023 (unaudited)	294,489

Carrying amount
30 June 2023 (unaudited)	328,657
31 December 2022	336,863

For the six months ended 30 June 2023, the depreciation amount of the investment properties is RMB7,650 thousand (for the six months ended 30 June 2022, depreciation amount is RMB7,661 thousand). No provision for impairment has been made (For the six months ended 30 June 2022: Nil).

As at 30 June 2023 and 31 December 2022 the Group had no investment properties pending certificates of ownership.

12.	Construction in progress

(1)	Construction in progress

	30 June 2023 (unaudited)			31 December 2022
	Original cost	Provision for impairment	Carrying amount	Original cost	Provision for impairment	Carrying amount
Construction in progress	1,773,596	(24,486)	1,749,110	3,772,947	(24,486)	3,748,461

162	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

12.	Construction in progress (continued)

(2)	The movement of the Group’s major construction in progress is listed as follows:

						Percentage			Including:
			Increase	Transfer to	30 June	of actual		Accumulative	Capitalized	Interest rate for
		31 December	during the	fixed Assets	2023	cost to	Project	capitalized	interest in	capitalization in
Project	Budget	2022	period	(Note V.10)	(unaudited)	budget	progress	interest	current period	current period	Sources of funding
Third circuit 220KV power supply line project	507,120	449,487	—	—	449,487	88.64%	88.64%	4,740	—	—	own funds and borrowings
100,000 tons/year EVA production equipment	1,131,520	257,853	—	—	257,853	20.79%	20.79%	1,081	—	—	own funds and borrowings
Sewage diversion and perfect transformation project	155,293	80,000	18,795	—	98,795	63.62%	63.62%	—	—	—	own funds
T-121~1 of petrochemical storage and transportation department, Jinshan Area environmental	156,259	80,000	—	—	80,000	51.20%	51.20%	—	—	—	own funds
comprehensive improvement
Shanghai petrochemical test line project of aviation carbon fibre reinforced thermoplastic	87,682	30,520	13,923	(2,921)	41,522	84.31%	84.31%	—	—	—	own funds
composite material 2022 Heat and power department equipment renewal	50,000	29,188	3,860	—	33,048	66.10%	66.10%	—	—	—	own funds
Additional online monitoring project for Suitang River stormwater outfall	43,392	26,679	1,594	—	28,273	65.16%	65.16%	—	—	—	own funds
2# 3# aromatics joint unit energy saving renovation	954,240	27,145	—	—	27,145	2.85%	2.85%	—	—	—	own funds
2022 olefin Department equipment update	50,000	26,044	—	(1,551)	24,493	73.94%	73.94%	—	—	—	own funds
Hidden danger rectification project of mobile and fixed packaging machine in packaging workshop	26,731	22,179	1,090	—	23,269	87.05%	87.05%	—	—	—	own funds
of synthetic resin Department 2022 equipment update	40,000	22,220	328	—	22,548	56.79%	56.79%	—	—	—	own funds
Hidden danger control project of 220 kV system in East Area of Thermoelectric Department	85,813	15,483	3,791	—	19,274	22.46%	22.46%	54	54	1.88%	own funds and borrowings
Carbon Fiber Division 5.25 MW roof distributed photovoltaic power generation project	30,278	16,523	413	—	16,936	55.93%	55.93%	—	—	—	own funds
2022 Oil refining department equipment renewal	50,000	19,559	—	(2,703)	16,856	44.91%	44.91%	—	—	—	own funds
2022 Utility department equipment renewal	50,000	29,609	360	(22,401)	7,568	59.49%	59.49%	—	—	—	own funds
Three workshop fire hidden danger rectification project	19,875	17,639	—	(13,699)	3,940	88.75%	88.75%	—	—	—	own funds

2023 Interim Report	163

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

12.	Construction in progress (continued)

(2)	The movement of the Group’s major construction in progress is listed as follows: (continued)

						Percentage			Including:
			Increase	Transfer to	30 June	of actual		Accumulative	Capitalized	Interest rate for
		31 December	during the	fixed Assets	2023	cost to	Project	capitalized	interest in	capitalization in
Project	Budget	2022	period	(Note V.10)	(unaudited)	budget	progress	interest	current period	current period	Sources of funding
Oil refining department upgrading project of high-pressure air-cooling materials for medium	32,829	27,056	—	(24,795)	2,261	82.41%	82.41%	—	—	—	own funds
pressure hydrocracking unit 100-ton high performance carbon fiber plant	566,183	493,407	7,662	(500,527)	542	88.50%	88.50%	8,845	5,098	1.88%	own funds and borrowings
24000 tons/year of precursor fiber, 12000 tons/year of 48 K Large tow carbon fiber project	3,489,638	1,035,672	176,439	(1,212,104)	7	73.26%	73.26%	32,672	5,241	1.49%	own funds and borrowings
Coal electric unit energy consumption meets standard 2 × CC100 steam turbine	93,260	84,000	—	(83,998)	2	90.07%	90.07%	—	—	—	own funds
(No.5, No.6)
Compliance renovation project of control room of Ministry of Chemical Industry	16,760	15,700	40	(15,739)	1	93.91%	93.91%	—	—	—	own funds
Flue gas online monitoring system (CEMS) instrument hidden danger control	20,020	17,016	—	(17,016)	—	85.00%	85.00%	—	—	—	own funds
Compliance renovation project of control room of Synthetic Resin Department	121,991	—	24,273	(24,273)	—	69.08%	69.08%	—	—	—	own funds
(former Plastic Department)
Other projects		949,968	47,925	(378,117)	619,776			—	—	—	own funds

Sub-total	—	3,772,947	300,493	(2,299,844)	1,773,596			47,392	10,393	1.66%

Less: Provision for impairment	—	(24,486)	—	—	(24,486)			—	—	—

Total	—	3,748,461	300,493	(2,299,844)	1,749,110	—	—	47,392	10,393	1.66%

164	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

12.	Construction in progress (continued)

(2)	The movement of the Group’s major construction in progress is listed as follows: (continued)

For the six months ended 30 June 2023, the capitalized interest of the Group is RMB10,393 thousand (for the six months ended 30 June 2022: RMB10,777 thousand).

As at 30 June 2023 and 31 December 2022, the balance of the impairment provision for the Group’s construction in progress was for the long-term suspended energy saving transformation of No. 2 and No. 3 aromatics combined plant with the amount of RMB24,486 thousand.

13.	Right-of-use assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2022	36,438	1,602	3,677	41,717
Increase in current period	4,158	1,145	291	5,594
Decrease in current period	(13,597)	(1,305)	(2,142)	(17,044)
30 June 2023 (unaudited)	26,999	1,442	1,826	30,267

Accumulated depreciation
31 December 2022	21,898	1,229	2,505	25,632
Increase in current period	6,349	264	575	7,188
Decrease in current period	(13,554)	(1,256)	(2,033)	(16,843)
30 June 2023 (unaudited)	14,693	237	1,047	15,977

Carrying amount
30 June 2023 (unaudited)	12,306	1,205	779	14,290
31 December 2022	14,540	373	1,172	16,085

2023 Interim Report	165

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

14.	Intangible assets

Intangible assets situation

	Land-use rights	Other intangible assets	Total
Cost
31 December 2022	785,567	100,193	885,760
Increase in current period	—	—	—
Disposal in current period	—	—	—
30 June 2023 (unaudited)	785,567	100,193	885,760

Accumulated amortization
31 December 2022	421,847	91,273	513,120
Charge for current period	8,522	1,462	9,984
Disposal in current period	—	—	—
30 June 2023 (unaudited)	430,369	92,735	523,104

Carrying amount
30 June 2023 (unaudited)	355,198	7,458	362,656

31 December 2022	363,720	8,920	372,640

As at 30 June 2023 and at 31 December 2022, the Group had no land-use right without property right certificate.

As at 30 June 2023 and at 31 December 2022, the Group has no intangible assets formed through internal research and development.

166	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

15.	Long-term deferred expenses

	31 December 2022	Increase during the period	Amortization during the period	30 June 2023 (unaudited)
Catalysts	771,395	23,235	144,818	649,812
Lease holding improvements	4,550	—	555	3,995
Others	535	—	109	426
Less: Provision for impairment	—	—	—	—

Total	776,480	23,235	145,482	654,233

16.	Deferred tax assets and deferred tax liabilities

(1)	Deferred tax assets before offsetting

	30 June 2023 (unaudited)		31 December 2022 (restated)
	Deductible		Deductible
	temporary		temporary
	differences		differences
	and deductible	Deferred tax	and deductible	Deferred tax
Item	losses	assets	losses	assets
Provision for bad debts	7,318	1,830	7,491	1,873
Provision for inventory	500,033	125,008	504,946	126,237
Provision for impairment of fixed assets	1,682,891	420,723	1,690,353	422,588
Provision for impairment of construction in progress	24,486	6,122	24,486	6,122
Accrued expenses	48,111	12,028	48,111	12,028
Deductible loss	4,710,942	1,177,735	3,490,594	872,648
Rental liabilities	14,638	3,660	15,494	3,873
Other deferred tax assets	56,418	14,103	57,110	14,277

Total	7,044,837	1,761,209	5,838,585	1,459,646

2023 Interim Report	167

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

16.	Deferred tax assets and deferred tax liabilities (continued)

(2)	Deferred tax liabilities before offsetting

	30 June 2023 (unaudited)		31 December 2022 (restated)
	Taxable		Taxable
	temporary	Deferred tax	temporary	Deferred tax
Item	differences	liabilities	differences	liabilities
Capitalized interest	(4,594)	(1,149)	(5,018)	(1,255)
Difference in fixed assets depreciation and intangible assets amortization	(2,248,016)	(562,004)	(1,974,253)	(493,563)
Right-of-use assets	(14,290)	(3,572)	(15,336)	(3,834)

Total	(2,266,900)	(566,725)	(1,994,607)	(498,652)

(3)	Deductible temporary differences and deductible losses that are not recognized as deferred tax assets are analysed as follows:

Item	30 June 2023 (unaudited)	31 December 2022
Deductible temporary differences	29,865	29,859
Deductible losses	436,863	393,896

Total	466,728	423,755

In accordance with the accounting policy set out in Note III.26, it is unlikely that some of the Group’s subsidiaries will obtain sufficient future taxable profits to be used to offset the deductible temporary differences and deductible losses. Therefore, the Group has not recognized deferred income tax assets for the deductible temporary differences and deductible losses of the following subsidiaries. Under current tax law, these deductible losses expire between 2023 and 2028.

168	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

16.	Deferred tax assets and deferred tax liabilities (continued)

V.	Notes to the consolidated financial statements (continued)

(3)	Deductible temporary differences and deductible losses that are not recognized as deferred tax assets are analysed as follows: (continued)

The breakdown of deductible losses by subsidiaries is as follows:

Name of subsidiaries	30 June 2023 (unaudited)	31 December 2022
Shanghai Petrochemical Investment Development Company Limited (“Toufa”)	120,718	112,386
Shanghai Jinchang Engineering Plastics Company Limited (“Jinchang”)	121,172	102,262
Shanghai Jinshan Hotel Company Limited (“Jinshan Hotel”)	6,938	7,685
Zhejiang Jinlian Petrochemical Storage and
Transportation Co., LTD. (“Jinlian”)	188,035	171,563

Total	436,863	393,896

(4)	Deductible losses that are not recognized as deferred tax assets will expire in the following years:

Year	30 June 2023 (unaudited)	31 December 2022
2023	64,838	65,585
2024	91,901	91,901
2025	41,475	41,475
2026	95,144	95,144
2027	107,558	99,791
2028	35,947	—

Total	436,863	393,896

2023 Interim Report	169

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

16.	Deferred tax assets and deferred tax liabilities (continued)

(5)	The net balance of deferred tax assets and liabilities after offsetting is as follows:

	30 June 2023 (unaudited)		31 December 2022 (restated)
	Offsetting		Offsetting
	amount of		amount of
	deferred tax		deferred tax
	assets and		assets and
	deferred tax	Deferred tax	deferred tax	Deferred tax
Item	liabilities	assets – net	liabilities	assets – net
Deferred tax assets	(534,815)	1,226,394	(467,754)	991,892
Deferred tax liabilities	534,815	(31,910)	467,754	(30,898)

17.	Other non-current assets

	30 June 2023	31 December 2022
Item	(unaudited)
Time deposit	3,235,907	3,389,559
Investment security deposits	—	50,000
Total	3,235,907	3,439,559

As at 30 June 2023, other non-current assets of the Group is three-year or five-year time deposit with interest rate range from 3.55% to 4.20% per annum (31 December 2022: from 3.55% to 4.20% per annum).

170	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

18.	Provision for assets impairment

			Decrease in current period
	31 December 2022	Increase in current period	Reverse	Sold	Written-off	30 June 2023 (unaudited)
Provision for accounts receivable (Note V.2)	2,766	16	(186)	—	—	2,596
Provision for other receivable (Note V.5)	4,728	3	—	—	—	4,731
Sub-total	7,494	19	(186)	—	—	7,327

Provision for inventory (Note V.6)	504,946	190,486	—	(195,399)	—	500,033
Provision for fixed assets (Note V.10)	1,720,209	—	—	—	(7,462)	1,712,747
Provision for CIP (Note V.12)	24,486	—	—	—	—	24,486
Impairment loss of investments accounted for using equity method (Note V.8)	28,392	—	—	—	—	28,392

Sub-total	2,278,033	190,486	—	(195,399)	(7,462)	2,265,658

Total	2,285,527	190,505	(186)	(195,399)	(7,462)	2,272,985

19.	Short-term loans

Item	Currency	30 June 2023 (unaudited)	31 December 2022
Credit loans
– bank loans	RMB	5,048,000	1,550,000

As at 30 June 2023, the interest rate of short-term loans ranged from 1.90% to 3.45% per annum (31 December 2022: from 2.10% to 3.50% per annum).

As at 30 June 2023 and 31 December 2022, there was no short-term loans which are due but have not been repaid.

2023 Interim Report	171

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

20.	Bills payable

Item	30 June 2023 (unaudited)	31 December 2022
Bank acceptance notes	103,950	40,951

The bills above are all due within one year.

21.	Accounts payable

Item	30 June 2023 (unaudited)	31 December 2022
Amount due to related parties (Note VIII.6)	5,790,913	7,326,101
Amount due to third parties	1,364,570	1,818,453

Total	7,155,483	9,144,554

As at 30 June 2023 and 31 December 2022, there was no individually significant accounts payable aged over one year.

22.	Contract liabilities

Item	30 June 2023 (unaudited)	31 December 2022
Advance from related parties (Note VIII.6)	7,646	10,486
Advance from third parties	359,283	372,760

Total	366,929	383,246

As at 30 June 2023 and 31 December 2022, there was no individually significant contract liabilities aged over one year.

Contract liabilities primarily relate to the Group’s advances from product sales contracts. The Group receives 100% of the contract consideration as advances when entering into the contract with customers. The revenue related to the contracts will be recognized until the Group satisfies its performance obligation.

172	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

22.	Contract liabilities (continued)

Changes in the contract liabilities of the Group are as follows:

	For the six months	For the six months
	ended 30 June	ended 30 June
Item	2023 (unaudited)	2022 (unaudited)
Balance at the beginning of the period	383,246	430,882
Revenue recognized that was included in the contract liability balance at the beginning of the period	(381,235)	(409,218)
Net increase due to cash received during the period	364,918	353,348

Balance at the end of the period	366,929	375,012

23.	Employee benefits payable

(1)	Employee benefits payable:

	Note	30 June 2023 (unaudited)	31 December 2022
Short-term employee benefits	(2)	652,493	289,102
Post-employment benefits
– defined contribution plans	(3)	28,158	28,789

Total		680,651	317,891

2023 Interim Report	173

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

23.	Employee benefits payable (continued)

(2)	Short-term employee benefits

	31 December 2022	Increase in current period	Decrease in current period	30 June 2023 (unaudited)
Salaries, bonuses, allowances	265,200	1,075,262	(710,912)	629,550
Staff welfare	3,569	108,930	(108,930)	3,569
Social insurances	19,726	115,886	(116,513)	19,099
Including: Medical insurance	17,989	95,114	(95,747)	17,356
Work injury insurance	1,724	9,498	(9,542)	1,680
Maternity insurance	13	76	(26)	63
Supplementary medical insurance	—	11,198	(11,198)	—
Housing funds	8	113,598	(113,606)	—
Termination benefits	—	9,965	(9,965)	—
Labour union fee, staff and workers’ education fee	599	31,456	(31,780)	275
Non-monetary benefits	—	52,508	(52,508)	—
Others	—	20,524	(20,524)	—

Total	289,102	1,528,129	(1,164,738)	652,493

(3)	Defined contribution plans

	31 December 2022	Increase in current period	Decrease in current period	30 June 2023 (unaudited)
Basic pensions	27,915	152,370	(152,982)	27,303
Unemployment insurance	874	4,759	(4,778)	855
Supplemental basic pensions	—	84,672	(84,672)	—

Total	28,789	241,801	(242,432)	28,158

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff.

174	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

23.	Employee benefits payable (continued)

(3)	Defined contribution plans (continued)

In addition, pursuant to the document “Order of the Ministry of Labour and Social Security No.20” dated 6 January 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan.

The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. For the six months ended 30 June 2023, the Group’s contribution to the above two plans amounted to RMB152,370 thousand and RMB84,672 thousand respectively (for the six months ended 30 June 2022: RMB142,543 thousand and RMB77,810 thousand respectively).

24.	Taxes payable

	30 June 2023 (unaudited)	31 December 2022
Consumption tax payable	885,030	733,334
Value-added tax payable	4,767	5,277
Educational surcharge payable	44,464	36,868
Urban maintenance and construction tax payable	62,210	51,557
Corporate income tax payable	4,187	2,754
Land-use tax payable	5,200	12,149
Individual income tax payable	885	28,032
Others	14,145	19,885

Total	1,020,888	889,856

2023 Interim Report	175

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

25.	Other payables

	30 June 2023 (unaudited)	31 December 2022
Dividends payable on ordinary shares	31,631	31,631
Amounts due to related parties (Note VIII.6)	308,053	535,222
Amounts due to third parties	661,945	1,051,499

Total	1,001,629	1,618,352

(1)	As at 30 June 2023, the Group has no other payables that are individually significant aged over 1 year except unpaid project guaranty deposit. (Ended 31 December 2022: Nil).
(2)	Other payables by categories are analysed as follows:

Item	30 June 2023 (unaudited)	31 December 2022
Accrued expenses	137,361	143,299
Equipment project payables	752,839	1,251,897
Closed derivative gains and losses to be settled	—	102,068
Dividends payable on ordinary shares	31,631	31,631
Withholding social insurance	16,126	18,254
Sales discount	5,204	5,968
Warranty payable	10,535	9,353
Deposits	9,751	10,346
Others	38,182	45,536

Total	1,001,629	1,618,352

176	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

26.	Non-current liabilities due within one year

Item	30 June 2023 (unaudited)	31 December 2022
Lease liabilities due within one year (Note V.29)	9,982	8,738

27.	Other current liabilities

Item	30 June 2023 (unaudited)	31 December 2022
Output VAT to be transferred	40,828	44,750

Total	40,828	44,750

28.	Long-term loans

Item	Currency	30 June 2023 (unaudited)	31 December 2022
Credit loans
– Borrowing from a related party (Note VIII.6)	RMB	700,000	700,000

The interest rate of the Group’s long-term borrowings was 1.08% as at 30 June 2023 (31 December 2022: 1.08%).

2023 Interim Report	177

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

29.	Lease liabilities

	30 June 2023 (unaudited)	31 December 2022
Lease liabilities	14,638	16,251
Less: Non-current liabilities due within one year (Note V.26)	(9,982)	(8,738)

Total	4,656	7,513

30.	Deferred income

Item	31 December 2022	Increase in current period	Decrease in current period	30 June 2023 (unaudited)	Cause
Government grants	134,608	1,005	(5,000)	130,613	related to assets/income

Liability Items	31 December 2022	Increase in current period	Deduct from Property plant and Equipment	Include in other income	Deduct from general and administrative expenses	Deduct from financial expenses	Include in non-operating income	Deduct from non-operating expense	30 June 2023 (unaudited)	Related to assets/income
Investment subsidy for Chemical Industry	90,000	—	—	—	—	—	(5,000)	—	85,000	related to assets
Other government subsidy related to assets	22,985	—	—	—	—	—	—	—	22,985	related to assets
Other government subsidy related to income	21,623	1,005	—	—	—	—	—	—	22,628	related to income

Total	134,608	1,005	—	—	—	—	(5,000)	—	130,613

178	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

31.	Share capital

		Increase or decrease in current period
	31 December 2022	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Sub-total	30 June 2023 (unaudited)
Non-restricted Shares
Ordinary A shares listed in PRC	7,328,814	—	—	—	—	—	7,328,814
Foreign investment H shared listed overseas	3,495,000	—	—	—	(24,528)	(24,528)	3,470,472

Total Shares	10,823,814	—	—	—	(24,528)	(24,528)	10,799,286

The Company was founded in Shanghai, PRC on 29 June 1993 with registered capital of RMB4,000,000,000 invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

Approved by Zheng Wei Fa No. [1993] 30 issued by the State Council Securities Committee, the Company launched its Initial Public Offering (“IPO”) in July 1993 and September 1993 in Hong Kong, New York and Shanghai to issue 2.23 billion shares, including 1.68 billion H shares and 550 million A shares. The 550 million A shares included 400 million individual shares (including 150 million shares issued to SPC employees) and 150 million legal person shares. H shares were listed on the Hong Kong Stock Exchange on 26 July 1993 and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

After the IPO, the total quantity of shares issued by the Company was 6.23 billion, including 4 billion state owned shares, 150 million legal person shares, 400 million individual shares, and 1.68 billion H shares.

According to the plan stated in the prospectus issued in July 1993, and approved by the China Securities Regulatory Commission, the Company issued 320 million ordinary A shares with a par value of RMB1 each at an issuing price of RMB2.4 each during the period from 5 April to 10 June 1994. These shares were listed on the Shanghai Stock Exchange on 4 July 1994. By then, the total quantity of shares issued was expanded from 6.23 billion to 6.55 billion.

2023 Interim Report	179

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

31.	Share capital (continued)

On 22 August 1996, the Company issued 500 million H shares to overseas investors; on 6 January 1997, another 150 million H shares were issued to overseas investors. By then, the total quantity of shares issued was expanded to 7.2 billion, including 2.33 billion H shares.

In 1998, China National Petrochemical Corporation was restructured to Sinopec Group.

Sinopec Corp. was founded on 28 February 2000 based on the approved assets restructuring of Sinopec Group. As part of the restructuring, the shares of the Company held by the Sinopec Group were injected in Sinopec Corp.; after the restructuring, the ownership of 4 billion state-owned shares of the Company held by the Sinopec Group were transferred to Sinopec Corp., and the shares were changed to state owned legal person shares in nature.

All the A and H shares rank pari passu in all respects.

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on the Shanghai Stock Exchange (“SSE”) website on 20 June 2013. According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its noncirculating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on the Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

On 22 October 2013, Sinopec Corp. passed the Share Reform Commitment Scheme added up to 3,600,000,000 shares, after deliberation of temporary shareholders’ meeting, A share class shareholders’ meeting and H share class shareholders’ meeting.

180	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

31.	Share capital (continued)

Since the Company share reform, which was executed after 20 August 2013, the Company’s non-circulating A shares have been granted circulating rights on the Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, all the 5,460,000,000 A shares held by Sinopec Corp. and 225,000,000 A shares held by social legal persons had been realized circulation as at 31 December 2016.

On 23 August 2017, the first Share Option Incentive Scheme of A shares was passed according to board resolution. On 27 September 2017, the Company increased newly registered capital of RMB14,177 thousand, which was paid in cash amount to RMB54,580 thousand by 199 grantees. The difference between actual capital contribution and registered capital amount to RMB40,403 thousand was included in share premium, and the confirmed capital reserve – employee equity option plan in the waiting period is RMB21,916 thousand, which is transferred to the capital reserve – equity premium. As to 31 December 2017, total equity capital was 10,814,176,600 shares.

On 8 January 2018, according to the resolution of the board of directors of the Company, the second exercise period exercise plan of the Company’s common a-share stock option incentive plan was adopted. On 12 January 2018, the new registered capital of the Company is RMB9,637 thousand, which is fully paid in cash of RMB37,102 thousand by 185 equity incentive objects who meet the conditions for exercise. The difference between the actual capital contribution and the subscribed registered capital is RMB27,465 thousand, which is included in the Company’s capital reserve – equity premium, and the confirmed capital reserve – employee equity option plan in the waiting period is RMB17,062 thousand, which is transferred to the capital reserve – equity premium.

According to the board resolution of the Company on 28 December 2018, the third exercise period of the stock option incentive plan for A shares of the common stock of the Company will not be exercised because the non-market exercise conditions are not met. As at 30 June 2023 and 31 December 2022, the total share capital of the Company was 10,823,813,500 shares.

At 22 June 2022, the 2021 General Meeting of shareholders, the 2022 Second General Meeting of A-share Shareholders, and the 2022 Second General Meeting of H-share Shareholders approved the proposal to authorize the board of directors to repurchase domestic shares or overseas listed foreign shares of the company. According to this general authorization, our company repurchased shares by call auction starting from 27 October 2022. As of 31 December 2022, our company has repurchased 24,528,000 H-share ordinary shares on the Hong Kong Stock Exchange, with consideration of RMB25,689 thousand. At 17 February 2023, the company cancelled 24,528,000 H shares repurchased, accounting for 0.23% of the total issued shares of the company. After this cancellation, the total number of issued shares has been reduced to 10,799,285,500, including 7,328,813,500 A-shares and 3,470,472,000 H-shares. As at 30 June 2023, total share capital of the Company were RMB10,799,285, 500 Yuan per share.

2023 Interim Report	181

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

32.	Capital reserve

Item	31 December 2022	Increase in current period	Decrease in current period	30 June 2023 (unaudited)
Government grants	412,370	—	—	412,370
Refund of harbour construction charge	32,485	—	—	32,485
Share premium (Note V.33)	106,846	—	(1,161)	105,685
Others	58,626	—	—	58,626

Total	610,327	—	(1,161)	609,166

As at 30 June 2023 and 31 December 2022, there were no outstanding share options.

33.	Treasury stock

Item	31 December 2022	Increase in current period	Decrease in current period	30 June 2023 (unaudited)
Repurchase of Hong Kong ordinary shares	25,689	—	25,689	—

At 22 June 2022, the 2021 General Meeting of shareholders, the 2022 Second General Meeting of A-share Shareholders, and the 2022 Second General Meeting of H-share Shareholders approved the proposal to authorize the board of directors to repurchase domestic shares or overseas listed foreign shares of the company. According to this general authorization, our company repurchased shares by call auction starting from 27 October 2022. As of 31 December 2022, our company has repurchased 24,528,000 H-share ordinary shares on the Hong Kong Stock Exchange, with consideration of RMB25,689 thousand. In February 2023, the company cancelled 24,528,000 H shares repurchased. After this cancellation, the total number of issued shares has been reduced RMB24,528 thousand, and the capital reserve has been reduced RMB1,161 thousand.

182	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

34.	Other comprehensive income

		Other comprehensive income in Balance Sheet			Other comprehensive income in six months ended 30 June 2023 Income Statement
	31 December 2022	Net-of-tax amount attributable to shareholders of the Company	Less: Amounts transferred from hedging reserve to initial carrying amount of hedged items	30 June 2023 (unaudited)	Before-tax amount	Less: Previously recognized amount transferred to profit or loss	Less: income tax expense	Net-of-tax amount attributable to shareholders of the Company	Net-of-tax amount attributable to non- controlling interests
Items that may be reclassified to profit or loss
Cash flow hedge reserves	—	—	—	—	—	—	—	—	—
Other comprehensive income recognized under equity method	(806)	(21)	—	(827)	(21)	—	—	(21)	—

Total	(806)	(21)	—	(827)	(21)	—	—	(21)	—

		Other comprehensive income in Balance Sheet			Other comprehensive income in six months ended 30 June 2022 Income Statement
	31 December 2021	Net-of-tax amount attributable to shareholders of the Company	Less: Amounts transferred from hedging reserve to initial carrying amount of hedged items	30 June 2022 (unaudited)	Before-tax amount	Less: Previously recognized amount transferred to profit or loss	Less: income tax expense	Net-of-tax amount attributable to shareholders of the Company	Net-of-tax amount attributable to non- controlling interests
Items that may be reclassified to profit or loss
Cash flow hedge reserves	36,460	144,254	—	180,714	394,762	—	(98,691)	296,071	—
Other comprehensive income recognized under equity method	22,965	(22,558)	—	407	(22,558)	—	—	(22,558)	—

Total	59,425	121,696	—	181,121	372,204	—	(98,691)	273,513	—

2023 Interim Report	183

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

35.	Specific reserve

Item	31 December 2022	Accrued in current period	Utilized in current period	30 June 2023 (unaudited)
Safety fund	240,418	76,290	(55,706)	261,002

Item	31 December 2021	Accrued in current period	Utilized in current period	30 June 2022 (unaudited)
Safety fund	216,512	68,912	(60,426)	224,998

Specific reserve represents unutilized safety fund accrued in accordance with state regulations (Note III.25).

184	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

36.	Surplus reserve

Item	31 December 2022 (restated)	Increase in current period	Decrease in current period	30 June 2023 (unaudited)
Statutory surplus reserve	6,571,279	—	—	6,571,279
Discretionary surplus reserve	101,355	—	—	101,355

Total	6,672,634	—	—	6,672,634

Item	31 December 2021 (restated)	Increase in current period	Decrease in current period	30 June 2022 (unaudited) (restated)
Statutory surplus reserve	6,571,279	—	—	6,571,279
Discretionary surplus reserve	101,355	—	—	101,355

Total	6,672,634	—	—	6,672,634

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No statutory surplus reserve was appropriated in current period (for the six months ended 30 June 2022: Nil).

The Company appropriates for the discretionary surplus reserve should be proposed by the board of directors and approved by the shareholders’ meeting. The discretionary surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No discretionary surplus reserve was appropriated in current period (for the six months ended 30 June 2022: Nil).

2023 Interim Report	185

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

37.	Retained earnings

	For the six months ended 30 June
Item	2023 (unaudited)	2022 (unaudited)
Retained earnings at the end of the period before adjustment	7,923,002	11,877,455
Total undistributed profits at the beginning of the adjustment period (increase+, decrease -) (Note lll. 33)	46	(57)
Retained earnings at the beginning of the period after adjustment	7,923,048	11,877,398
Add: Net loss attributable to shareholders of the Company	(988,277)	(436,042)
Less: Appropriation to statutory reserve (Note V. 36)	—	—
Dividend to ordinary shares (1)	—	(1,082,381)

Retained earnings at the end of the period	6,934,771	10,358,975

(1)	Pursuant to the resolution of the General Meeting of shareholders at 28 June 2023, the company did not distribute cash dividends for the year 2022.

Pursuant to the resolution of the General Meeting of shareholders 22 June 2022, the company distributed a cash dividend of RMB0.1 per share (including tax) to all shareholders for the year 2021, totalling RMB1,082,381 thousand. The dividend was paid in July 2022.

The board of directors did not propose to distribute an interim dividend for the 6-month period ending 30 June 2023 (6-month period ending June 30, 2022: Nil).

(2)	Retained earnings at the end of the year

As at 30 June 2023, the consolidated retained earnings attributable to the Group included appropriation to surplus reserves made by the Company’s subsidiaries amounting to RMB296,083 thousand (31 December 2022: RMB296,083 thousand).

186	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

38.	Non-controlling interests

Attributable to the non-controlling interests of the Group:

Name of subsidiaries	30 June 2023 (unaudited)	31 December 2022 (restated)
China Jinshan Associated Trading Corporation (“Jinmao”)	107,314	101,448
Shanghai Jinchang Engineering Plastics Company Limited (“Jinchang”)	22,956	26,231

Total	130,270	127,679

39.	Operating income and operating costs

		For the six months ended 30 June
Item	Note	2023 (unaudited)	2022 (unaudited)
Income from principal activities	(1)	44,710,183	45,711,357
Income from other operating activities		226,868	188,998

Total		44,937,051	45,900,355

		For the six months ended 30 June
Item	Note	2023 (unaudited)	2022 (unaudited)
Cost of principal activities	(1)	38,408,737	38,995,106
Cost of other operating activities		147,190	123,347

Total		38,555,927	39,118,453

2023 Interim Report	187

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

39.	Operating income and operating costs (continued)

(1)	Income and cost from principal activities

The principal business of the Group mainly belongs to the petrochemical industry. Analysis by product is as following:

		For the six months ended 30 June
	2023 (unaudited)		2022 (unaudited)
Product Description	Income from principal activities	Cost of principal activities	Income from principal activities	Cost of principal activities
Petroleum products	30,675,736	24,774,204	27,517,541	20,704,410
Intermediate petrochemicals	5,444,886	4,832,795	6,432,577	6,361,481
Trading of petrochemical products	4,260,964	4,203,453	6,955,959	6,898,958
Resins and plastics	3,852,413	3,889,805	4,314,408	4,345,070
Synthetic fibres	223,383	459,266	230,723	388,301
Others	252,801	249,214	260,149	296,886

Total	44,710,183	38,408,737	45,711,357	38,995,106

188	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

39.	Operating income and operating costs (continued)

(2)	For the six months ended 30 June 2023, analysis of revenue is as following:

	For the six months ended 30 June 2023 (unaudited)
Classification	Petroleum products	Intermediate petrochemicals	Trading of petrochemical products	Resins and plastics	Synthetic fibres	Others	Total
Income from principal activities	30,675,736	5,444,886	4,260,964	3,852,413	223,383	252,801	44,710,183
Including: Recognized at a point in time	30,675,736	5,444,886	4,230,925	3,852,413	223,383	252,801	44,680,144
Recognized over time	—	—	30,039	—	—	—	30,039
Income from other operating activities	—	—	—	—	—	226,868	226,868

Total	30,675,736	5,444,886	4,260,964	3,852,413	223,383	479,669	44,937,051

For the six months ended 30 June 2022, analysis of revenue is as following:

	For the six months ended 30 June 2022 (unaudited)
Classification	Petroleum products	Intermediate petrochemicals	Trading of petrochemical products	Resins and plastics	Synthetic fibres	Others	Total
Income from principal activities	27,517,541	6,432,577	6,955,959	4,314,408	230,723	260,149	45,711,357
Including: Recognized at a point in time	27,517,541	6,432,577	6,915,528	4,314,408	230,723	260,149	45,670,926
Recognized over time	—	—	40,431	—	—	—	40,431
Income from other operating activities	—	—	—	—	—	188,998	188,998

Total	27,517,541	6,432,577	6,955,959	4,314,408	230,723	449,147	45,900,355

2023 Interim Report	189

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

40.	Taxes and surcharges

	For the six months ended 30 June
	2023	2022
Item	(unaudited)	(unaudited)	Tax base and rate
Consumption tax	5,527,498	5,026,114

According to relevant PRC tax regulations, since 1 January 2009, the Group required to pay consumption tax based on the Group’s sales of gasoline, diesel, naphtha and fuel oil rate according to the applicable tax rate (Note IV)

Urban maintenance and construction tax	383,292	377,722	5% or 7% of actual payments of consumption tax and VAT during the period
Education surcharges	277,558	275,514	3% of actual payments of consumption tax and VAT during the period
Stamp tax	8,694	16,946	Applicable tax rate
Property tax	16,132	8,504	1.2% of taxable property value or 12% of rental expense
Land use tax	8,992	4,893	Applicable tax rate
Others	4,415	7,340

Total	6,226,581	5,717,033

41.	Selling expenses

	For the six months ended 30 June
	2023	2022
Item	(unaudited)	(unaudited)
Transportation fee	27,812	42,181
Sales commission	50,602	58,868
Staff costs	38,058	39,165
Storage and logistics expenses	21,155	22,925
Others	10,832	8,120

Total	148,459	171,259

190	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

42.	General and administrative expenses

	For the six months ended 30 June
	2023	2022
Item	(unaudited)	(unaudited)
Staff costs	572,225	639,092
Repair and maintenance expense	134,015	475,154
Depreciation and amortization	93,666	83,302
Security and fire fighting expenses	20,948	21,714
Information system operation maintenance	21,992	19,147
Depreciation of right-of-use assets	6,139	6,433
Others	109,242	102,752

Total	958,227	1,347,594

43.	Research and development expenses

	For the six months ended 30 June
	2023	2022
Item	(unaudited)	(unaudited)
Equipment process and product technology research and development	64,227	34,025
System application development	3,724	2,356
Others	111	45

Total	68,062	36,426

2023 Interim Report	191

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

44.	Financial expenses (“-” for income)

	For the six months ended 30 June
	2023	2022
Item	(unaudited)	(unaudited)
Interest expenses from loans and payables	65,529	60,247
Less: Capitalized borrowing costs	(10,393)	(10,777)
Add: Interest expenses from lease liabilities	411	573
Interest income from deposits and receivables	(185,052)	(329,305)
Net exchange losses/(gains)	1,780	(20,082)
Others	2,444	3,348

Total	(125,281)	(295,996)

The interest rate per annum, at which the borrowing costs were capitalized by the Group, was 1.66% for 2023 (for the six months ended 30 June 2022: 2.13%).

45.	Other income

	For the six months ended 30 June
	2023	2022
Item	(unaudited)	(unaudited)	related to asset/related to income
Subsidy income	2,808	680	related to income
Tax refunds	484	503	related to income
Others	4,107	4,722	related to income

Total	7,399	5,905

192	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

46.	Investment income (“-” for losses)

	For the six months ended 30 June
	2023	2022
Item	(unaudited)	(unaudited)
(Losses)/gains from investment in associates and joint ventures	(118,363)	(32,537)
Losses from disposal of derivative financial instruments	—	(18,618)
Discount loss of receivables	(1,997)	(2,187)
Others	—	2,667

Total	(120,360)	(50,675)

There was no significant restriction on the repatriation of investment income.

47.	Gains from changes in fair value(“-” for losses)

	For the six months ended 30 June
	2023	2022
Item	(unaudited)	(unaudited)
Financial assets measured at fair value through profit or lossstructured deposits	—	9,300
Derivative financial assets and derivative financial liabilities commodity swaps contracts	—	(8,987)

Total	—	313

2023 Interim Report	193

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

48.	Credit losses

	For the six months ended 30 June
	2023	2022
Item	(unaudited)	(unaudited)
Accounts receivable credit loss (Note V. 2)	170	(162)
Other receivable credit loss (Note V. 5)	(3)	(4,725)

Total	167	(4,887)

49.	Impairment losses

	For the six months ended 30 June
	2023	2022
Item	(unaudited)	(unaudited)
Impairment loss on inventories (Note V. 6)	(190,486)	(177,777)

50.	Gains from asset disposals

	For the six months ended 30 June		Amount recognised in extraordinary gain and loss for six months ended 30 June 2023
	2023	2022
Item	(unaudited)	(unaudited)	(unaudited)
Gains from disposal of fixed assets	434	—	434
Losses from disposal of fixed assets	—	(1,062)	—

Total	434	(1,062)	434

194	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

51.	Non-operating income

		For the six months ended 30 June		Amount recognised in extraordinary gain and loss for six months ended 30 June 2023 (unaudited)
Item	Note	2023 (unaudited)	2022 (unaudited)
Government grants	(1)	5,000	5,000	5,000
Others		9,505	6,594	9,505

Total		14,505	11,594	14,505

(1)	Government grants mainly include:

	For the six months ended 30 June
Item	2023 (unaudited)	2022 (unaudited)
Amortization of deferred income (Note V.30)	5,000	5,000

52.	Non-operating expenses

	For the six months ended 30 June		Amount recognised in extraordinary gain and loss for six months ended 30 June 2023 (unaudited)
Item	2023 (unaudited)	2022 (unaudited)
Losses from scrapping of fixed assets	12,135	10,886	12,135
Allowances	9,290	18,091	9,290
Others	7,284	2,621	7,284

Total	28,709	31,598	28,709

2023 Interim Report	195

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

53.	Income tax benefits

	For the six months ended 30 June
Item	2023 (unaudited)	2022 (unaudited)
Current tax expense for the period based on tax law and regulations	7,429	8,737
Changes in deferred tax assets/liabilities	(233,490)	(74,485)
Tax filing differences	(227)	54,017

Total	(226,288)	(11,731)

Reconciliation between income tax expenses and accounting loss:

	For the six months ended 30 June
Item	2023 (unaudited)	2022 (unaudited)
Total Losses profit before income tax	(1,211,974)	(442,601)
Expected income tax expense at applicable tax rates	(302,994)	(110,650)
Tax effect of investment income accounted for using the equity method	30,011	8,134
Other non-taxable profit	(2,637)	(6,109)
Costs, expenses and losses not deductible	37,532	33,627
Difference in settlement of income tax in previous years and the supplementary income tax	(227)	54,017
Deductible loss of unrecognized deferred income tax assets in the previous years	(1,118)	(563)
Derecognition of previously recognized tax losses	4,074	—
Tax losses for which no deferred income tax asset was recognized	8,986	9,764
Confirmation of temporary differences not confirmed in previous periods	85	49

Income tax revenue	(226,288)	(11,731)

196	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

54.	Calculation of basic losses per share and diluted losses per share

(1)	Basic losses per share

Basic losses per share is calculated by dividing the consolidated net loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding:

	For the six months ended 30 June
Item	2023 (unaudited)	2022 (unaudited) (restated)
Consolidated net loss attributable to ordinary shareholders of the Company	(988,277)	(436,042)
Weighted average number of the Company’s ordinary shares outstanding (thousand share)	10,799,286	10,823,814
Basic losses per share (RMB per share)	(0.092)	(0.040)

(2)	Diluted losses per share

For the six months ended 30 June 2023, there are no diluted ordinary shares outstanding, the diluted losses per share equals the basic losses per share.

2023 Interim Report	197

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

55.	Supplementary information on income statement

Expenses on income statement are analysed by their nature:

	For the six months ended 30 June
Item	2023 (unaudited)	2022 (unaudited)
Operating income	44,937,051	45,900,355
Less: Changes in inventories of finished goods and work in progress	(259,928)	(862,745)
Consumed raw materials and low value consumables, etc.	31,893,403	30,413,727
Cost of purchasing products	4,203,453	6,898,958
Employee benefits	1,769,930	1,778,926
Depreciation and amortization expenses	982,987	877,134
Taxes and surcharges	6,226,581	5,717,033
Repair and maintenance expenses	479,778	834,245
Other expenses	661,052	733,487
Finance expenses (“-” for income)	(125,281)	(295,996)
Add: Gains from changes in fair value	—	313
Gains from asset disposals (“-” for loss)	434	(1,062)
Other income	7,399	5,905
Investment income	(120,360)	(50,675)
Impairment losses (”-” for loss)	(190,486)	(177,777)
Credit losses (”-” for loss)	167	(4,887)
Operating loss	(1,197,770)	(422,597)

198	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

56.	Notes to cash flow statement

(1)	Proceeds from other operating activities

	For the six months ended 30 June
Item	2023 (unaudited)	2022 (unaudited)
Subsidy income	6,915	5,402
Others	124,600	106,323

Total	131,515	111,725

(2)	Payments for other operating activities

	For the six months ended 30 June
Item	2023 (unaudited)	2022 (unaudited)
Agency fee	(50,602)	(58,868)
Research and development expenses	(20,281)	(10,896)
Information system operation maintenance	(21,992)	(19,147)
Commodity storage and logistics fee	(21,155)	(22,925)
Security and fire fighting expenses	(20,948)	(21,714)
Others	(117,093)	(29,589)

Total	(252,071)	(163,139)

2023 Interim Report	199

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

56.	Notes to cash flow statement (continued)

(3)	Proceeds from other investing activities

	For the six months ended 30 June
Item	2023 (unaudited)	2022 (unaudited)
Time deposits due within one-year receipts	1,000,000	5,950,000
Interest income	58,167	218,238

Total	1,058,167	6,168,238

(4)	Payments for other investing activities

	For the six months ended 30 June
Item	2023 (unaudited)	2022 (unaudited)
Payments for time deposits due over one-year	—	(2,600,000)
Entrusted loan	—	(150,000)
Others	(1,997)	(55,687)

Total	(1,997)	(2,805,687)

(5)	Payments for other financing activities

	For the six months ended 30 June
Item	2023 (unaudited)	2022 (unaudited)
Lease liabilities payment	(6,825)	(2,991)

For the six months ended 30 June 2023, cash payment of the Group related to lease activities is RMB15,051 thousand (for the six months ended 30 June 2022: RMB11,498 thousand), except for the above amount included in financing activities, the rest are included in operating activities.

200	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

57.	Supplementary information on cash flow statement

(1)	Supplement to cash flow statement

i.	Reconciliation of net loss to cash flows from operating activities:

	For the six months ended 30 June
Item	2023 (unaudited)	2022 (unaudited) (restated)
Net loss	(985,686)	(430,870)
Add: Provisions for impairment of assets	190,486	177,777
(Recovery)/provision of credit losses	(167)	4,887
Depreciation of investment properties	7,650	7,661
Depreciation of fixed assets	812,683	717,218
Depreciation of right-of-use assets	7,188	7,608
Amortization of intangible assets	9,984	9,984
Amortization of long-term deferred expenses	145,482	134,663
Losses on disposal of fixed assets	8,876	5,960
Gains from changes in fair value	—	(313)
Finance expenses (“-” for income)	(68,305)	(220,654)
Investment loss (“-” for income)	120,360	50,675
Decrease in deferred tax assets (“-” for increase)	(234,502)	(73,138)
Increase/(decrease) in deferred tax liabilities (“-” for decrease)	1,012	(1,347)
(Decrease)/increase in deferred income (“-” for decrease)	(3,995)	7,200
Decrease in inventories (“-” for increase)	(559,216)	(801,951)
Decrease in operating receivables (“-” for increase)	2,393,905	376,022
Increase in operating payables (“-” for decrease)	(2,093,221)	(6,384,990)
Increase in specific reserve	20,584	8,486

Net cash flows used in operating activities	(226,882)	(6,405,122)

2023 Interim Report	201

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

57.	Supplementary information on cash flow statement (continued)

(1)	Supplement to cash flow statement (continued)

ii.	Change in cash and cash equivalents:

	For the six months ended 30 June
Item	2023 (unaudited)	2022 (unaudited)
Cash and cash equivalents at end of the period	4,610,758	2,438,650
Less: Cash and cash equivalents at beginning of the period	(889,413)	(5,112,010)

Net increase/(decrease) in cash and cash equivalents	3,721,345	(2,673,360)

(2)	Details of cash and cash equivalents

	30 June 2023 (unaudited)	31 December 2022
Cash at bank and on hand	—	—
Including: Bank deposits available on demand	4,610,758	889,413

Cash and cash equivalents at the end of the period/ year	4,610,758	889,413

202	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

58.	Foreign monetary items

	30 June 2023 (unaudited)
	Foreign currency	Exchange rate	RMB currency
Cash at bank and on hand—USD	11,090	7.2258	80,134
Accounts receivable—USD	3,320	7.2258	23,990
Other receivable—USD	40	7.2258	289
Other receivable—HKD	30,328	0.9220	27,962
Receivables under financing—USD	22,067	7.2258	159,452
Accounts payable—USD	(47,971)	7.2258	(346,629)
Other payables—USD	(477)	7.2258	(3,447)
Gross balance sheet exposure—USD	(11,931)		(86,211)
Gross balance sheet exposure—HKD	30,328		27,962

	31 December 2022
	Foreign currency	Exchange rate	RMB currency
Cash at bank and on hand—USD	28,084	6.9646	195,594
Accounts receivable —USD	113	6.9646	787
Other receivable —USD	40	6.9646	279
Other receivable—HKD	30,328	0.8933	27,092
Receivables under financing—USD	55,589	6.9646	387,155
Accounts payable -USD	(92,502)	6.9646	(644,239)
Other payable—USD	(1,917)	6.9646	(13,351)
Gross balance sheet exposure —USD	(10,593)		(73,775)
Gross balance sheet exposure—HKD	30,328		27,092

2023 Interim Report	203

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

59.	Leases

(1)	As a lessor

(a)	Operating lease

	For the six months ended 30 June
Item	2023 (unaudited)	2022 (unaudited)
Lease income	47,942	41,150

The Group leases out some land, buildings and machinery. The lease period ranges from 1 to 20 years. The Group has classified these leases as operating leases, because they do not transfer substantially all of the risks and rewards incidental to the ownership of the assets.

(2)	As a lessee

	For the six months ended 30 June
Item	2023 (unaudited)	2022 (unaudited)
Short-term lease expenses applied the practical expedient	8,226	8,507
Total cash outflow for leases	15,051	11,498

204	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

60.	Government grants

(1)	Details of government grants

Category	Amount	Presentation item	Amount recognized in profit or loss for the current period
Investment subsidy for Chemical Industry	85,000	Deferred income/ non-operating income	5,000
Others subsidy relating to assets	22,985	Deferred income	—
Others subsidy relating to income	22,628	Deferred income	—
Local education surcharge special fund subsidy	2,808	Other income	2,808
Commission for withholding tax refund	484	Other income	484
Others subsidy relating to income	4,107	Other income	4,107

(2)	For the six months ended 30 June 2023, there is no repayment of government grants.

2023 Interim Report	205

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VI.	Interests in other entities

1.	Interests in subsidiaries

(1)	Main components of the Group’s subsidiaries as at 30 June 2023:

Name of enterprise	Main business area	Place of registration	Principal activities	Registered capital (thousands)	Percentage of equity%		Way of acquisition
					Directly	Indirectly
Toufa	Shanghai	Shanghai	Investment	RMB2,100,000	100.00%	—	Establish
Jinmao	Shanghai	Shanghai	Trading	RMB25,000	67.33%	—	Establish
Jinchang	Shanghai	Shanghai	Manufacturing	USD9,154	—	74.25%	Establish
Shanghai Golden Phillips Petrochemical	Shanghai	Shanghai	Manufacturing	RMB415,623	—	100.00%	Establish
Company Limited (“Jinfei”)
Jinmao International	Shanghai	Shanghai	Trading	RMB100,000	—	67.33%	Establish
Jinlian	Zhejiang Jiaxing	Zhejiang Jiaxing	Trading	RMB400,000	—	100.00%	Business combinations involving entities not under common control

(2)	As at 30 June 2023 and 31 December 2022, non-controlling interests of subsidiaries’ non-controlling shareholders were not significant (Note V.38).

206	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VI.	Interests in other entities (continued)

2.	Interests in joint ventures or associates

(1)	Nature of interest in major joint ventures and associates at 30 June 2023:

Name of enterprise	Place of main business	Place of registry	Principal activities	Whether it is strategic to group activities	% of ownership interest		Registered capital (thousands)
					Directly	Indirectly
Joint ventures –
Linde	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%	USD 32,000
Inspection and Testing Company	Shanghai	Shanghai	Inspect and test chemical equipment	Yes	—	50.00%	RMB10,000
Yangu Gas	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%	USD 10,560
Baling Materials	Shanghai	Shanghai	Production and sales of new styrene thermoplastic elastomer materials	Yes	50.00%	—	RMB800,000
Associates –
Shanghai Secco	Shanghai	Shanghai	Manufacturing and distribution of chemical products	Yes	20.00%	—	RMB3,115,180
Chemical Industry	Shanghai	Shanghai	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Yes	38.26%	—	RMB2,372,439
Jinsen	Shanghai	Shanghai	Production of resins products	Yes	—	40.00%	RMB193,756
Azbil	Shanghai	Shanghai	Service and maintenance of building automation systems and products		—	40.00%	USD 3,000
Shidian Energy	Shanghai	Shanghai	Electricity supply		—	40.00%	RMB1,000,000

The Group applies the equity method to measure these equity investments.

2023 Interim Report	207

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VI.	Interests in other entities (continued)

2.	Interests in joint ventures or associates (continued)

(2)	Key financial information of material joint ventures

	30 June 2023 (unaudited)				31 December 2022
	Linde Gases Company	Inspection and Testing Company	Yangu Gas	Baling Materials	Linde Gases Company	Inspection and Testing Company	Yangu Gas	Baling Materials
Current assets	298,637	18,037	74,961	137,266	310,928	20,649	69,062	74,191
Including: Cash and cash equivalents	219,005	12,793	69,538	11,260	237,902	11,482	62,639	13,948
Non-current assets	85,056	1,547	10,195	646,518	92,325	1,478	13,765	626,761
Total assets	383,693	19,584	85,156	783,784	403,253	22,127	82,827	700,952
Current liabilities	(35,666)	(876)	(2,184)	(136,850)	(32,670)	(2,437)	(2,392)	(153,952)
Non-current liabilities	(11,458)	—	—	(146,934)	(17,016)	—	—	(47,000)
Total liabilities	(47,124)	(876)	(2,184)	(283,784)	(49,686)	(2,437)	(2,392)	(200,952)
Net assets	336,569	18,708	82,972	500,000	353,567	19,690	80,435	500,000
Group’s share of net assets (i)	168,285	9,354	41,486	250,000	176,784	9,845	40,218	250,000
Adjustments-elimination of unrealized profit or loss on intra-group transactions	(884)	—	—	—	(86)	—	—	—
Carrying amount of interests in joint ventures	167,401	9,354	41,486	250,000	176,698	9,845	40,218	250,000

	For the six months ended 30 June 2023 (unaudited)				For the six months ended 30 June 2022 (unaudited)
	Linde Gases Company	Inspection and Testing Company	Yangu Gas	Baling Materials	Linde Gases Company	Inspection and Testing Company	Yangu Gas	Baling Materials
Operating income	192,968	7,755	17,164	—	203,300	9,590	19,123	—
Financial income	311	30	157	—	1,424	37	808	—
Income tax expenses	7,467	11	—	—	11,956	(42)	—	—
Net profit	22,402	412	2,537	—	35,869	1,199	283	—
Other comprehensive income	—	—	—	—	—	—	—	—
Total comprehensive income	22,402	412	2,537	—	35,869	1,199	283	—
Dividends received from joint ventures of this period	19,700	697	—	—	11,200	—	—	—

(i)

The Group calculated shares of assets by its shareholding ratio, based on the amount from financial statements in joint ventures. The amount in financial statements of joint ventures based on the impacts of identifiable assets when obtained investment, fair value of liabilities, and consistency of accounting policies.

208	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VI.	Interests in other entities (continued)

2.	Interests in joint ventures or associates (continued)

(3)	Key financial information of material associates

	30 June 2023 (unaudited)					31 December 2022
	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy
Current assets	4,099,757	4,107,657	38,747	254,914	935,725	4,941,394	4,327,622	49,810	276,707	950,614
Including: Cash and cash equivalents	1,912,759	2,360,787	8,623	120,076	886,158	822,431	2,555,041	8,623	173,106	897,544
Non-current assets	4,982,907	6,655,327	50,360	18,400	185,183	5,683,409	6,294,394	50,360	12,338	166,068
Total assets	9,082,664	10,762,984	89,107	273,314	1,120,908	10,624,803	10,622,016	100,170	289,045	1,116,682
Current liabilities	(5,693,360)	(1,986,688)	(17,859)	(123,803)	(43,224)	(8,977,030)	(1,765,771)	(17,905)	(125,216)	(38,133)
Non-current liabilities	(2,809,807)	(726,517)	—	(4,463)	(34,922)	(1)	(651,729)	—	(5,518)	(35,355)
Total liabilities	(8,503,167)	(2,713,205)	(17,859)	(128,266)	(78,146)	(8,977,031)	(2,417,500)	(17,905)	(130,734)	(73,488)
Net assets	579,497	8,049,779	71,248	145,048	1,042,762	1,647,772	8,204,516	82,265	158,311	1,043,194
Non-controlling interests	—	1,365,180	—	—	—	—	1,578,714	—	—	—
Net assets attributable to equity shareholders of the Company	579,497	6,684,599	71,248	145,048	1,042,762	1,647,772	6,625,802	82,265	158,311	1,043,194
Group’s share of net assets (i)	115,898	2,557,528	28,499	58,019	417,104	329,554	2,535,032	32,906	63,324	417,278
Adjustment- elimination of unrealized profit or loss on intra- group transactions	4,342	—	—	—	(11,115)	4,342	—	—	—	(12,615)
Adjustment (ii)	—	(329,706)	—	—	—	—	(329,890)	—	—	—
impairment loss	—	—	(28,392)	—	—	—	—	(28,392)	—	—
Carrying amount of interests in associates	120,240	2,227,822	107	58,019	405,989	333,896	2,205,142	4,514	63,324	404,663

	For the six months ended 30 June 2023 (unaudited)					For the six months ended 30 June 2022 (unaudited)
	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy
Operating income	8,351,897	897,511	22,673	212,652	263,992	12,927,302	815,947	63,447	129,485	235,735
Net (loss)/profit	(1,068,275)	270,164	(11,017)	36,737	9,568	(663,042)	247,517	(16,459)	5,151	10,179
Other comprehensive income	—	(56)	—	—	—	—	(732)	—	—	—
Total comprehensive income	(1,068,275)	270,108	(11,017)	36,737	9,568	(663,042)	246,785	(16,459)	5,151	10,179

Dividends received from associates	—	46,103	—	20,000	4,000	554,438	—	—	—	—

2023 Interim Report	209

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VI.	Interests in other entities (continued)

2.	Interests in joint ventures or associates (continued)

(3)	Key financial information of material associates (continued)

(i)

The Group calculates its share of assets based on the amount attributable to the parent company in the consolidated financial statements of associates in proportion to its shareholding. The key financial information of associates is adjusted for fair value adjustments at the time of acquisition and any differences in accounting policies of the Group.

(ii)	Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

(4)	Summarised financial information of immaterial associates

	For the six months ended 30 June (unaudited)
Items	2023	2022
Aggregate carrying amount of investments as at 30 June	103,591	90,409
Aggregate amount of share of
Net (loss)/profit (i)	(1,002)	1,819
Other comprehensive income (i)	—	—
Total comprehensive income	(1,002)	1,819

Dividends received from immaterial associates	1,500	10,500

(i)

Net profit and other comprehensive income had been adjusted for fair value adjustments of identifiable assets and liabilities at the time of acquisition and any differences in accounting policies of the Group.

(ii)	Unrecognized commitments related to investments in associates refer to Note IX.

210	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VII.	Segment information

Segment information is presented in respect of the Group’s business segments, the format of which is determined based on the structure of the Group’s internal organisation, management requirement, and internal reporting system.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance expenses, investment income, non-operating income and non-operating expenses. The accounting policies adopted by the operating segments are the same with the policies in summary of significant accounting policies. The transfer price of intersegment is recognized with cost plus profit method.

The Group principally operates in five operating segments: petroleum products, intermediate petrochemicals, synthetic fibers, resins and plastics and trading of petrochemical products. Petroleum products, intermediate petrochemicals, synthetic fibers and resins and plastics are produced through intermediate steps from crude oil, the principal raw material. The specific products of each segment are as follows:

(i)

The Group’s petroleum products segment is equipped with crude oil distillation facilities to produce qualified refined gasoline, kerosene, diesel, heavy oil and liquefied petroleum, in addition to producing feedstocks of the Group’s downstream processing facilities.

(ii)

The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iii)

The resins and plastics segment produces primarily polyester chips, low-density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(iv)	The synthetic fibres segment produces primarily polyester, acrylic fibres and carbon fibres, which are mainly used in the textile and apparel industries.

2023 Interim Report	211

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VII.	Segment information (continued)

(v)	Group’s trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products.

(vii)

All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include rental, providing services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise long-term equity investments, deferred tax assets and income tax expenses, cash at band and on hand and its related interest income, interest-bearing borrowings, and interest expenses, invest income, deferred income, other income, gains from asset disposals, non-operating income and expenses and related expenses.

i.	Segment information as at 30 June 2023 (unaudited) and for the six months ended 30 June 2023 (unaudited) is as follows:

Item	Petroleum products	Intermediate petrochemicals	Resins and plastics	Synthetic fibres	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	30,675,736	5,444,886	3,852,413	223,383	4,260,964	479,669	—	—	44,937,051
Inter-segment revenue	10,607,395	4,918,849	145,908	—	231,132	425,603	—	(16,328,887)	—
Operating costs	(24,774,204)	(4,832,795)	(3,889,805)	(459,266)	(4,203,453)	(396,404)	—	—	(38,555,927)
Interest income	—	—	—	—	—	—	185,052	—	185,052
Interest expenses	—	—	—	—	—	—	(55,547)	—	(55,547)
Investment income	—	—	—	—	—	(1,997)	(118,363)	—	(120,360)
Impairment losses	(25,179)	(43,272)	(6,618)	(115,417)	—	—	—	—	(190,486)
Impairment and expected credit losses	—	(19)	185	—	—	1	—	—	167
Depreciation and amortization	(518,251)	(184,858)	(36,933)	(133,137)	(16,361)	(93,447)	—	—	(982,987)
(Loss)/profit before income tax	(475,364)	96,258	(262,462)	(515,206)	5,808	(69,703)	8,695	—	(1,211,974)
Income tax expenses	—	—	—	—	—	—	226,288	—	226,288
Net (loss)/profit	(475,364)	96,258	(262,462)	(515,206)	5,808	(69,703)	234,983	—	(985,686)
Total assets	15,060,217	3,650,358	1,294,322	2,809,935	1,036,357	2,699,774	15,150,858	—	41,701,821
Total liabilities	7,036,540	600,510	1,198,316	409,090	1,073,207	35,702	5,942,154	—	16,295,519
Investment in associates and joint ventures	—	—	—	—	—	—	3,384,009	—	3,384,009
Non-current assets increase (i)	38,539	28,989	37,093	210,536	407	78,008	—	—	393,572

(i)	Non-current assets do not include financial assets, long-term equity investments or deferred tax assets.

212	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VII.	Segment information (continued)

ii.	Segment information as at 30 June 2022 (unaudited) and for the six months ended 30 June 2022 (unaudited) is as follows:

Item	Petroleum products	Intermediate petrochemicals	Resins and plastics	Synthetic fibres	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	27,517,541	6,432,577	4,314,408	230,723	6,955,959	449,147	—	—	45,900,355
Inter-segment revenue	6,703,682	5,479,120	35,990	30	528,814	322,643	—	(13,070,279)	—
Operating costs	(20,704,410)	(6,361,481)	(4,345,070)	(388,301)	(6,898,958)	(420,233)	—	—	(39,118,453)
Interest income	—	—	—	—	—	—	329,305	—	329,305
Interest expenses	—	—	—	—	—	—	(50,043)	—	(50,043)
Investment income	(19,737)	—	—	—	(1,068)	2,667	(32,537)	—	(50,675)
Impairment losses	(7,137)	(61,174)	(40,146)	(67,220)	—	(2,100)	—	—	(177,777)
Impairment and expected credit losses	—	(2,947)	(10)	(1,930)	—	—	—	—	(4,887)
Gains from changes in fair value	(8,987)	—	—	—	—	9,300	—	—	313
Depreciation and amortization	(448,689)	(228,779)	(18,626)	(47,295)	(52,075)	(81,670)	—	—	(877,134)
Loss before income tax	464,776	(551,193)	(220,997)	(321,696)	19,821	(80,037)	246,725	—	(442,601)
Income tax expenses	—	—	—	—	—	—	11,731	—	11,731
Net profit/(loss) (restated)	464,776	(551,193)	(220,997)	(321,696)	19,821	(80,037)	258,456	—	(430,870)
Total assets (restated)	13,099,536	4,021,519	1,288,776	2,140,493	1,680,894	2,357,367	17,892,528	—	42,481,113
Total liabilities (restated)	3,798,267	1,008,218	1,226,642	549,547	1,309,209	38,952	5,545,557	—	13,476,392
Investment in associates and joint ventures	—	—	—	—	—	—	3,691,515	—	3,691,515
Non-current assets increase (i)	305,042	52,495	19,405	686,604	469	75,518	—	—	1,139,533

(i)	Non-current assets do not include financial assets, long-term equity investments, and deferred income assets.

As the Group operates mainly in the PRC, no geographical segment information is presented.

For the six months ended 30 June 2023, revenue from the same customer accounted for 70% of total Group revenue (for the six months ended 30 June 2022: 64%). The revenue from the customer derived from the following segments: petroleum products and other segment.

2023 Interim Report	213

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions

1.	Information about the parent of the Company

(1)	General information of the parent company

Name of parent company	Place of registration	Business nature
China Petroleum & Chemical Corporation	No.22 Chaoyangmen North Street, Chaoyang District, Beijing

Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petrochemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

The Company’s ultimate controlling party is China Petrochemical Corporation.

(2)	Registered capital and changes in registered capital of the parent company

	31 December 2022	Increase in current period	Decrease in current period	30 June 2023 (unaudited)
China Petroleum & Chemical Corporation	121.1 billion	—	—	121.1 billion

(3)	The percentages of shareholding and voting rights in the Company held by the parent company

	30 June 2023 (unaudited)		31 December 2022
	Share holding	Voting rights	Share holding	Voting rights
China Petroleum & Chemical Corporation	50.55%	50.55%	50.44%	50.44%

214	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

2.	Information about the subsidiaries of the Company

For basic information about the subsidiaries of the Company, refer to Note VI.

3.	Basic information about joint ventures and associates of the Company

In addition to the major joint ventures and associates disclosed in Note VI.2, related parties transactions between the Group and other associates are as follows:

	Place of business	Place of registration	Business nature	Whether it is strategic for group activities	% of ownership interest
					Directly	Indirectly
Shanghai Nanguang Petrochemical Co., Ltd.	Shanghai	Shanghai	Petrochemical products import and export	Yes	—	35.00%
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Shanghai	Shanghai	Production of petrochemical products	Yes	—	25.00%
Shanghai Chemical Industry Park Logistics Company Limited	Shanghai	Shanghai	Products freight	Yes	—	33.33%
Pinghu China Aviation Oil Port Co., Ltd. (“Pinghu Port”)	Zhejiang Jiaxing	Zhejiang Jiaxing	Products freight	Yes	—	29.00%

2023 Interim Report	215

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

4.	Information on other related parties

Names of other related parties	Relationship with the Group
China Sinopec Pipeline Storage and Transportation Co., Ltd.	Associate of the ultimate parent company
Yihua Bonar Yarns and Fabrics Co., Ltd.	Associate of the ultimate parent company
Shanghai Petroleum & Natural Gas General Co., Ltd.	Subsidiary of the ultimate parent company
Yihua Tory Polyester Film Company Limited	Joint venture of the ultimate parent company
Unipec Singapore	Subsidiary of the ultimate parent company
Unipec America, Inc	Subsidiary of the ultimate parent company
Sinopec Japan Company Limited	Subsidiary of the ultimate parent company
Sinopec Europe Company Limited	Subsidiary of the ultimate parent company
Sinopec Chemical Commercial Holding (North America), Inc.	Subsidiary of the ultimate parent company
Sinopec International (Australia) Pty. Ltd.	Subsidiary of the ultimate parent company
Sinopec Jianghan Petroleum Administration Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec America Company Limited	Subsidiary of the ultimate parent company
Sinopec (Beijing) Chemical Research Institute Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec-Sk (Wuhan) Petrochemical Company	Subsidiary of the ultimate parent company
Beijing Heyuan Royal Garden Hotel (Cancelled)	Subsidiary of the ultimate parent company
Sinopec Henan Oilfield Training Center	Subsidiary of the ultimate parent company
Sinopec Jiangsu Petroleum Exploration Bureau Co., Ltd. Training Center	Subsidiary of the ultimate parent company
Sinopec Capital Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the ultimate parent company
Sinopec Nanjing Chemical Research Institute Co., Ltd.	Subsidiary of the ultimate parent company
China Economy Phulishing House Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Publishing House Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec International Travel Service Company Limited	Subsidiary of the ultimate parent company
Sinopec Assets Management Co., Ltd.	Subsidiary of the ultimate parent company
Ningbo Engineering Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Shared Service Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Petroleum Engineering Geophysics Ltd.	Subsidiary of the ultimate parent company
Sinopec Baichuan Economic and Trade Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Group Jiangsu Petroleum Exploration Bureau Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Newspaper Office	Subsidiary of the ultimate parent company
Sinopec Energy Saving Technology Service Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Luoyang Engineering Company Limited	Subsidiary of the ultimate parent company

216	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

4.	Information on other related parties (continued)

Names of other related parties	Relationship with the Group
Sinopec Chemical Commercial Holding (Singapore) Pte. Ltd.	Subsidiary of the ultimate parent company
Sinopec Finance Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Group Economic and Technology Research Institute Co., Ltd.	Subsidiary of the ultimate parent company
Beijing Petro-Chemical Construction Consulting Co., Ltd.	Subsidiary of the ultimate parent company
China Economic books Co., Ltd.	Subsidiary of the ultimate parent company
Petrol-Chemical Industry Management Cadre College	Subsidiary of the ultimate parent company
Petrochemical Engineering Quality Supervision Terminal	Subsidiary of the ultimate parent company
Sinopec Group Shanghai Training Center Ltd.	Subsidiary of the ultimate parent company
Sinopec Beijing Yanshan Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Zhongyuan Petroleum Exploration Bureau Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Shengli Petroleum Administrative Bureau Co., Ltd.	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Tending Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Shanghai Engineering Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Engineering Quality Monitoring Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec engineering (Group) Co., Ltd.	Subsidiary of the ultimate parent company
National Petrochemical Project Risk Assessment Technology Center	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machinery Manufacturing Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Nanjing Engineering Company Limited	Subsidiary of the ultimate parent company
Jiangsu Jinling Opta Polymer Company Limited	Subsidiary of the ultimate parent company
Shanghai Petro-Chemical Haidi Administration Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Sichuan Uinylon Works	Subsidiary of the ultimate parent company
China Petrochemical Corp. Nanjing Chemistry Industrial Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Group International Petroleum Exploration And Production Limited	Subsidiary of the ultimate parent company

2023 Interim Report	217

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

4.	Information on other related parties (continued)

Names of other related parties	Relationship with the Group
Sinopec Consulting Company Limited	Subsidiary of the ultimate parent company
China Petrochemical Corp. Engineering Ration Management Station	Subsidiary of the ultimate parent company
Beijing Victory Hotel Company Limited	Subsidiary of the ultimate parent company
Maoming Shihua Dongcheng Chemical Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Hunan Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
CHINA PETRO-CHEMICAL TECHNOLOGY CO., LTD.	Subsidiary of the ultimate parent company
Sinopec (Shanghai) Petrochemical Research Institute Co., Ltd.	Subsidiary of the ultimate parent company
Shanghai Changshi Shipping Co., Ltd.	Associate of the immediate parent company
Shanghai KSD Bulk Solids Engineering Co., Ltd.	Associate of the immediate parent company
Basf Gao-Qiao Performance Chemicals (Shanghai) Company Limited	Associate of the immediate parent company
BASF-YPC Company Limited	Joint venture of the immediate parent company
Zhejiang Baling Hengyi Caprolactam Co., Ltd.	Joint venture of the immediate parent company
Shanghai Sinopec Mitsui Chemicals, Co., Ltd.	Joint venture of the immediate parent company
Rizhao Shihua Crude Oil Terminal Co., Ltd.	Joint venture of the immediate parent company
Lianhua (Ningbo) International Logistics Co., Ltd.	Subsidiary of the immediate parent company
Zhongke (Guangdong) Refining & Chemical Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Marketing Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Lubricant Co., Ltd.	Subsidiary of the immediate parent company
China Petrochemical International (Beijing) Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Catalysts Co., Ltd.	Subsidiary of the immediate parent company
China Petrochemical International (Shanghai) Co., Ltd.	Subsidiary of the immediate parent company
Zhoushan Shihua Crude Oil Terminal Co., Ltd.	Subsidiary of the immediate parent company
China Petrochemical International (Ningbo) Co., Ltd.	Subsidiary of the immediate parent company
Dalian Sinopec Material Equip Company	Subsidiary of the immediate parent company
Sinopec Materials & Equipment (Dalian) Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Materials & Equipment (East China) Co., Ltd.	Subsidiary of the immediate parent company
China Petrochemical International (Nanjing) Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Honeywell (Tianjin) Company Limited	Subsidiary of the immediate parent company
China Petrochemical International (Wuhan) Co., Ltd.	Subsidiary of the immediate parent company
China Petrochemical International Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.	Subsidiary of the immediate parent company
China Petrochemical International (Tianjin) Co., Ltd.	Subsidiary of the immediate parent company
Ningbo Eastsea Line fan Technology Co., Ltd.	Subsidiary of the immediate parent company

218	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

4.	Information on other related parties (continued)

Names of other related parties	Relationship with the Group
Sinopec Petroleum & Chemical Scientific Research Institute Dadi Company	Subsidiary of the immediate parent company
Sinopec Shanghai Research Institute of Petrochemical Technology	Subsidiary of the immediate parent company
Sinopec Lubricating Oil Shanghai Research Institute Company Limited	Subsidiary of the immediate parent company
Dalian Furuipu Technology Co., Ltd.	Subsidiary of the immediate parent company
Nantong Donghai Petrochemical Co., Ltd.	Subsidiary of the immediate parent company
China Petroleum and Chemical Corporation Qingdao Security Engineering Research Institute	Subsidiary of the immediate parent company
Sinopec (Shanghai) Energy Trade Co., Ltd.	Subsidiary of the immediate parent company
Storage And Transportation Installation Company of Ningbo Engineering Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hong Kong) Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Limited Liability Company	Subsidiary of the immediate parent company
Fujian Gulei Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec East China Chemical Sales Co., Ltd.	Subsidiary of the immediate parent company
Unipec Singapore	Subsidiary of the immediate parent company
China Yanshan United Foreign Trade Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Wuhan) Company Limited	Subsidiary of the immediate parent company
Nanjing Yangzi Petrol-chemical Industry Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Baling Petrochemical Co., Ltd.	Subsidiary of the immediate parent company
Shengli Oil Field Exploration And Development Research Institute	Subsidiary of the immediate parent company
Shanghai Lide Catalyst Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Jianghan Salt Chemical Hubei Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Great Wall Energy and Chemical Co., Ltd.	Subsidiary of the immediate parent company
Sinopec (Shenzhen) E-Commerce Company Limited	Subsidiary of the immediate parent company
Sinopec Research Institute of Safety Engineering	Subsidiary of the immediate parent company
Ningbo Minggang Gas Company Limited	Subsidiary of the immediate parent company
Sinopec Zhongyuan Petrol-Chemical Industry Co., Ltd.	Subsidiary of the immediate parent company
Epec E-commerce Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Oil Refining and Marketing (Shanghai) Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Chemical Sales (Guangdong) Co., Ltd.	Subsidiary of the immediate parent company

2023 Interim Report	219

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

4.	Information on other related parties (continued)

Names of other related parties	Relationship with the Group
Unipec (Qingdao) International Logistics Company Limited	Subsidiary of the immediate parent company
Qingdao Zhonghua Sunshine Management System Certification Center	Subsidiary of the immediate parent company
Sinopec Easy Joy sales CO., Ltd.	Subsidiary of the immediate parent company
Sinopec National Petrochemical Project Risk Assessment Technology Center Co., Ltd.	Subsidiary of the immediate parent company
Sinopec International (Russia) Pty. Ltd.	Subsidiary of the immediate parent company
China International United Petroleum and Chemicals Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Chemical Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Petro-cyberworks Information Technology Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Yangzi Petrochemical Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Beijing Research Institute of Chemical Industry	Subsidiary of the immediate parent company
Ypc-gpro (Nanjing) Rubber Co., Ltd.	Subsidiary of the immediate parent company
Fujian Refining & Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec Dalian (Fushun) Research Institute of Petroleum and Petrochemicals	Subsidiary of the immediate parent company
Sinopec Guangzhou Engineering Co., Ltd.	Subsidiary of the immediate parent company
Sinopec JinLing Petrochemical Corporation	Subsidiary of the immediate parent company
Yipaike Business Factoring Co., Ltd.	Subsidiary of the immediate parent company

220	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

5.	Material related party transactions

Most of the transactions undertaken by the Group affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

•	If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

In addition to the related transaction disclosed in Note V.8, other material related party transactions of the Group are as follows:

2023 Interim Report	221

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

5.	Material related party transactions (continued)

(1)	Purchases and sales of goods, rendering and receiving services

Purchases of goods and receiving services:

			For the six months ended 30 June (unaudited)
			2023		2022
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category	Amount	Percentage of the same category
Sinopec Corp., its subsidiaries and joint ventures	Purchases	Trade	29,323,965	73.13%	36,381,435	73.26%
Sinopec Group and its subsidiaries	Purchases	Trade	1,154,873	2.88%	817,614	1.65%
Associates of the Group	Purchases	Trade	37,264	0.09%	1,512,953	3.05%
Joint ventures of the Group	Purchases	Trade	180,758	0.45%	225,756	0.45%
Key management personnel	Short-term employee benefits	Compensation for services	8,189	0.54%	9,428	0.55%
Key management personnel	Retirement scheme contributions	Compensation for services	368	0.15%	318	0.41%

Sales of goods, rendering services:

			For the six months ended 30 June (unaudited)
			2023		2022
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category	Amount	Percentage of the same category
Sinopec Corp., its subsidiaries and joint ventures	Sales/Service	Trade	31,636,043	70.48%	28,442,722	62.02%
Sinopec Group and its subsidiaries	Sales/Service	Trade	29,289	0.07%	4,626	0.01%
Associates of the Group	Sales/Service	Trade	1,029,429	2.29%	1,777,052	3.88%
Joint ventures of the Group	Sales/Service	Trade	25,313	0.06%	19,560	0.04%

222	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

5.	Material related party transactions (continued)

(2)	Lease

The Group as the lessor:

		For the six months ended 30 June (unaudited)
Name of lessee	Type of leasing	Rental income recognized in 2023	Rental income recognized in 2022
Sinopec Corp., its subsidiaries and joint ventures	Properties	17,011	17,023
Joint ventures of the Group	Equipment	6,182	5,964
Associates of the Group	Properties and equipment	6,391	2,803
Sinopec Group and its subsidiaries	Properties	239	232

Total		29,823	26,022

The increased right-of-use assets in the current period of the Group as lessor:

		For the six months ended 30 June (unaudited)
Name of lessee	Type of leasing	2023	2022
Sinopec Group and its subsidiaries	Renting equipment, houses, and land	1,388	20,023

2023 Interim Report	223

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

5.	Material related party transactions (continued)

(2)	Lease (continued)

Lease liabilities interest expense of the Group as lessor:

	For the six months ended 30 June (unaudited)
Name of Related Parties	2023	2022
Sinopec Group and its subsidiaries	290	441
Associates of the Group	6	10

Total	296	451

(3)	Funds Borrowing and Lending

During 2022, the Group borrowed entrust loans of RMB150,000 thousand to Baling New Materials, and it was withdrawn in July 2022.

(4)	Other related transactions

		For the six months ended 30 June (unaudited)
Name of Related Parties	Type of transaction	2023	2022
Sinopec Group and its subsidiaries	Insurance premiums	58,121	52,906
Sinopec Finance Company Limited	Interests received and receivable	176	141
Sinopec Corp., its subsidiaries and joint ventures	Interests received and receivable	—	2,667
Sinopec Group and its subsidiaries	Construction, installation and inspection cost	93,856	706,002
Sinopec Corp., its subsidiaries and joint ventures	Construction, installation and inspection cost	3,516	—
Sinopec Corp., its subsidiaries and joint ventures	Sales commission	50,602	58,868

224	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

6.	Receivables from and payables to related parties

Receivables from related parties:

		30 June 2023 (unaudited)		31 December 2022
Item	Name of Related Parties	Book value	Provision for bad and doubtful debts	Book value	Provision for bad and doubtful debts
Accounts receivable	Sinopec Corp., its subsidiaries and joint ventures	1,555,523	—	2,403,649	—
	Associates of the Group	25,301	17	38,777	—
	Joint ventures of the Group	8,845	6	592	7

Sub-total		1,589,669	23	2,443,018	7

Other receivables	Sinopec Corp., its subsidiaries and joint ventures	3,399	2,795	137,902	2,795
	Joint ventures of the Group	2,388	—	2,190	—
	Associates of the Group	467	—	179	—

Sub-total		6,254	2,795	140,271	2,795

Prepayments	Sinopec Corp. and its subsidiaries	11,001	—	55,152	—
	Associates of the Group	348	—	3,344	—

Sub-total		11,349	—	58,496	—

2023 Interim Report	225

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

6.	Receivables from and payables to related parties (continued)

Payables to related parties:

Item	Name of Related Parties	30 June 2023 (unaudited)	31 December 2022
Accounts payable	Sinopec Corp., its subsidiaries and joint ventures	5,747,814	6,445,704
	Sinopec Group and its subsidiaries	10,538	819,648
	Associates of the Group	2,160	19,076
	Joint ventures of the Group	30,401	41,673

Sub-total		5,790,913	7,326,101

Bills payable	Associates of the Group	—	16,000

Sub-total		—	16,000

Other payables	Sinopec Group and its subsidiaries	291,993	412,917
	Sinopec Corp., its subsidiaries and joint ventures	16,060	122,305

Sub-total		308,053	535,222

Contract liabilities	Associates of the Group	1,023	9,252
	Joint ventures of the Group	—	—
	Sinopec Corp., its subsidiaries and joint ventures	6,593	1,210
	Sinopec Group and its subsidiaries	30	24

Sub-total		7,646	10,486

Lease liabilities	Sinopec Group and its subsidiaries	10,348	12,714
	Joint ventures of the Group	135	290

Sub-total		10,483	13,004

Long-term loans	Sinopec Finance	700,000	700,000

226	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

7.	Commitments with related parties

Commitments with related parties contracted for by the Group at the balance sheet date but are not yet necessary to be recognized on the balance sheet are as follows:

(1)	Construction and installation cost:

	30 June 2023 (unaudited)	31 December 2022
Sinopec Group and its subsidiaries	872,647	930,665

(2)	Investment commitments with related parties

	30 June 2023 (unaudited)	31 December 2022
Capital contribution to Shanghai Secco (Note IX.2(i))	111,263	111,263
Capital contribution to Baling Materials (Note IX.2(ii))	150,000	150,000

Total	261,263	261,263

As at 30 June 2023 and 31 December 2022, except for the information disclosed above, the Group and the Company had no other material commitments with related parties, which are contracted, but not included in the financial statements.

2023 Interim Report	227

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

IX.	Commitments

1.	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but are not yet necessary to be recognized on the balance sheet are as follows:

	30 June 2023 (unaudited)	31 December 2022
Signed purchase contract of fixed assets	2,192,695	1,783,781

2.	Investment commitments

(i)

The Company held the 18th meeting of the seventh board of directors on 5 December 2013, and reviewed and approved the capital increase of USD30,017,124 (about RMB182,804 thousand) for Shanghai Secco based on the equity ratio of the affiliated company held by the Company. The Company will make capital contribution to Shanghai Secco in equal amounts in stages.

As at 30 June 2023 and 31 December 2022, the Company has completed the first phase of its investment in Shanghai Secco with totally RMB71,541 thousand. In accordance with the approval of Shanghai municipal commission of commerce received by Shanghai secco on 19 October 2015, the remaining capital contribution of the Company and other shareholders of Shanghai Secco can be paid within the term of the joint venture of Shanghai Secco. As at 30 June 2023, the Company has not made a resolution to revoke this investment.

(ii)

Sinopec Baling Petrochemical Co., Ltd. and the Company jointly established Baling Materials on 7 September 2021, each with a cash contribution of RMB400,000 thousand. As at 30 June 2023, the Company has made a paid-up capital contribution of RMB250,000 thousand (As at 31 December 2022: RMB250,000 thousand).

228	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X.	Risk related to financial instruments

The Group’s normal course of operations expose it to a variety of financial risks: market risk (primarily foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

1.	Market risk

(1)	Foreign currency risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless, the Group is exposed to foreign currency risk arising from the recognized assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group’s finance department at its headquarters is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign currency risk. Therefore, the Group would sign forward exchange contracts or foreign exchange option contracts to avoid foreign exchange risks. As at 30 June 2023 and 31 December 2022, the Group has not signed any currency swaps. As at 30 June 2023 and 31 December 2022, the Group has no unexpired foreign exchange contract and foreign exchange option contract.

As at 30 June 2023 and 31 December 2022, the Group’s exposure to currency risk arising from recognized financial assets or financial liabilities denominated in foreign currencies is presented in the following tables:

	30 June 2023 (unaudited)		31 December 2022
	Foreign currency	RMB equivalent	Foreign currency	RMB equivalent
Cash at bank and on hand-USD	11,090	80,134	28,084	195,594
Receivables under financing-USD	22,067	159,452	55,589	387,155
Accounts receivable-USD	3,320	23,990	113	787
Other receivables-USD	40	289	40	279
Other receivables-HKD	30,328	27,962	30,328	27,092
Accounts payable-USD	(47,971)	(346,629)	(92,502)	(644,239)
Other payables-USD	(477)	(3,447)	(1,917)	(13,351)

Total
– USD	(11,931)	(86,211)	(10,593)	(73,775)
– HKD	30,328	27,962	30,328	27,092

2023 Interim Report	229

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X.	Risk related to financial instruments (continued)

1.	Market risk (continued)

(1)	Foreign currency risk (continued)

The following are the exchange rates for Renminbi against foreign currencies applied by the Group:

	Average rate		Balance sheet date mid-spot rate
	For the six months ended 30 June		30 June 2023	31 December 2022
	2023	2022
USD	7.0952	6.5436	7.2258	6.9646
HKD	0.9077	0.8364	0.9220	0.8933

Assuming all other risk variables remained constant, a 5% strengthening or weaken of the Renminbi against foreign currencies at 30 June 2023 would have decreased or increased the Group’s net loss by the amount of RMB2,184 thousand (31 December 2022: decreased or increased net loss by RMB1,751 thousand).

(2)	Interest rate risk

The interest rate risk of the Group is mainly generated by interest-bearing short-term loan and short-term bonds. Financial liabilities with floating interest rate expose the Group to cash flow interest rate risk, while financial liabilities with fixed interest rate expose the Group to cash fair value interest risk. The Group determines the appropriate weightings of fixed and floating rate contracts based on the current market conditions.

The financial department of the Group headquarters continuously monitor the interest rate level of the Group. The increase of interest rate will increase the cost of new interest-bearing debt and the interest expense of the Group’s outstanding interest-bearing debt with floating interest rate and have a significant adverse impact on the financial performance of the Group. The management makes timely adjustments according to the latest market conditions, which may be reducing interest rate risk by entering into interest rate swaps. The Group does not enter any interest rate swap arrangement for the six months ended 30 June 2023 and 2022.

As at 30 June 2023 and 31 December 2022, the Group held the following interest-bearing financial instruments:

230	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X.	Risk related to financial instruments (continued)

1.	Market risk (continued)

(2)	Interest rate risk (continued)

Fixed rate instruments:

	30 June 2023 (unaudited)		31 December 2022
Item	Effective interest rate	Amounts	Effective interest rate	Amounts
Financial assets
– Cash at bank and on hand	3.85%-4.125%	2,200,000	3.85%-4.13%	3,000,000
– Other non-current assets	3.55%-4.20%	3,100,000	3.55%-4.20%	3,300,000
Financial liabilities
– Short-term loans	1.90%-3.45%	(5,048,000)	2.10%-3.50%	(1,550,000)
– Lease liabilities	4.35%-4.90%	(14,638)	4.35%-4.90%	(16,251)

Total		237,362		4,733,749

Variable rate instruments:

	30 June 2023 (unaudited)		31 December 2022
Item	Effective interest rate	Amounts	Effective interest rate	Amounts
Financial assets
– Cash at bank and on hand	0.30%-2.00%	4,610,761	0.30%-2.00%	889,416
Financial liabilities
– Long-term loans	1.08% in the first year, with regular annual adjustments thereafter	(700,000)	1.08% in the first year, with regular annual adjustments thereafter	(700,000)

Total		3,910,761		189,416

2023 Interim Report	231

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X.	Risk related to financial instruments (continued)

1.	Market risk (continued)

(2)	Interest rate risk (continued)

As at 30 June 2023, if interest rates on the floating rate borrowings had risen or fallen by 100 basis points while all other variables had been held constant, the Group’s equity would increase or decrease by approximately RMB29,388 thousand, and net losses would decrease or increase by approximately RMB29,388 thousand (31 December 2022: the Group’s equity would increase or decrease by approximately RMB1,460 thousand, and net losses would decrease or increase by approximately RMB1,460 thousand).

(3)	Commodity price risk

The Group principally engages in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. The Group is exposed to commodity price risks related to the price of crude oil, refined oil and other chemical products. The fluctuation of the price of crude oil, refined oil and other chemical products may have a significant impact on the Group. The Group uses derivative financial instruments such as commodity swap contracts to avoid some of these risks.

As at June 30, 2023, the Group did not hold commodity swap contracts designated as effective cash flow hedges and economic hedges, as well as accounts payable to related parties measured at fair value.

2.	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Group’s credit risk is primarily attributable to cash at bank, derivative financial assets, accounts receivable, other receivables and receivables under financing, etc. As at balance sheet date, the maximum exposure to credit risk is represented by the carrying amount of financial assets in the balance sheet.

The cash at bank, derivative financial assets, and receivables under financing of the Group is mainly held with state-owned banks and other large and medium-sized listed banks with good reputation and high credit rating. Management does not foresee any significant credit risks from these deposits and does not expect that these financial institutions may default and cause losses to the Group.

232	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X.	Risk related to financial instruments (continued)

2.	Credit risk (continued)

The Group’s exposure to credit is influenced mainly by the individual characteristics of each customer rather than the industry or country/region in which the customers operate. Therefore, significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. As at the balance sheet date, 95.28% (31 December 2022: 95.57%) and 97.84% (31 December 2021: 97.65%) of total accounts receivable were due from the Group’s largest and five largest customers respectively.

In respect of receivables, the Group establishes relevant policies to control credit risk exposure. The Group assesses customers’ credit qualifications and sets corresponding credit periods based on their financial status, the possibility of obtaining guarantees from third parties, credit records and other factors such as current market conditions. The Group will regularly monitor customers’ credit records. For customers with poor credit records, the Group will use written reminders, shorten the credit period or cancel the credit period to ensure that the Group’s overall credit risk is within a controllable range.

As at 30 June 2023 and 31 December 2022, the Group has no material collateral mortgaged by the debtor or credit enhancement.

3.	Liquidity risk

Liquidity risk is the risk that an enterprise will encounter difficulty in meeting obligations that are settled by delivering cash or another financial asset. Cash flow forecast is performed by the operating entities of the Group and aggregated by Group finance. Group finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institution so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

As at 30 June 2023, the Group obtained standby lines of credit from certain financial institutions in China, allowing the Group to borrow up to a total amount of RMB13,998,000 thousand (31 December 2022: RMB9,200,000 thousand), of which the Group’s unused standby line of credit is RMB8,250,000 thousand (31 December 2022: RMB6,950,000 thousand).

2023 Interim Report	233

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X.	Risk related to financial instruments (continued)

3.	Liquidity risk (continued)

The following tables set out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows:

	30 June 2023 (unaudited)
	Within 1 year or demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at balance sheet date
Short-term loans	5,105,580	—	—	—	5,105,580	5,048,000
Long-term loans	3,843	704,935	—	—	708,778	700,000
Lease liabilities	10,524	4,447	695	—	15,666	14,638
Accounts payable	7,155,483	—	—	—	7,155,483	7,155,483
Bills payable	103,950	—	—	—	103,950	103,950
Other payables	1,001,629	—	—	—	1,001,629	1,001,629

Total	13,381,009	709,382	695	—	14,091,086	14,023,700

	31 December 2022
	Within 1 year or demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at balance sheet date
Short-term loans	1,562,617	—	—	—	1,562,617	1,550,000
Long-term loans	7,665	704,914	—	—	712,579	700,000
Lease liabilities	9,395	7,531	655	—	17,581	16,251
Accounts payable	9,144,554	—	—	—	9,144,554	9,144,554
Bills payable	40,951	—	—	—	40,951	40,951
Other payables	1,618,352	—	—	—	1,618,352	1,618,352

Total	12,383,534	712,445	655	—	13,096,634	13,070,108

234	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XI.	Fair value disclosure

The following table presents the fair value information and the fair value hierarchy, at the end of the current reporting period, of the Group’s assets and liabilities which are measured at fair value at each balance sheet date on a recurring or non-recurring basis. The level in which fair value measurement is categorised is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement. The levels are defined as follows:

Level 1 inputs:	unadjusted quoted prices in active markets that are observable at the measurement date for identical assets or liabilities.

Level 2 inputs:	inputs other than Level 1 inputs that are either directly or indirectly observable for underlying assets or liabilities.

Level 3 inputs:	inputs that are unobservable for underlying assets or liabilities.

1.	Assets recurring measured at fair value

As at 30 June 2023, assets and liabilities recurring measured at fair value are presented in the above three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
FVTPL
– Other non-current financial assets	—	—	26,500	26,500
FVOCI
– Receivables under financing	—	328,879	—	328,879
– Investments in other equity instruments	—	—	5,000	5,000

Total	—	328,879	31,500	360,379

2023 Interim Report	235

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XI.	Fair value disclosure (continued)

1.	Assets recurring measured at fair value (continued)

As at 31 December 2022, assets and liabilities recurring measured at fair value are listed as follows according to the above three levels:

	Level 1	Level 2	Level 3	Total
Financial assets
FVOCI
– Receivables under financing	—	582,354	—	582,354
– Investments in other equity instruments	—	—	5,000	5,000

Total	—	582,354	5,000	587,354

For the six months ended 30 June 2023, there were no transfers between different levels (for the six months ended 30 June 2022: Nil).

The Group uses discounted cash flow model to evaluate the fair value of the receivables under financing classified as level 2 financial assets.

The primary input to the receivables financing valuation is the discount rate for counterparty credit risk.

Investments in other equity instruments and other non-current financial asset investments that continue to be measured at fair value at the third level are unlisted equity investments and redeemable preferred share investments held by the Group, respectively, among them:

(i)

For the unlisted equity investments, as the operating environment, operating status and financial position of the investee do not have significant change, the fair value is measured at its investment cost.

(ii)	For redeemable preference share investments, the fair value is determined using most recent transaction price.

236	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XI.	Fair value disclosure (continued)

1.	Assets recurring measured at fair value (continued)

The reconciliation information between the book value at the beginning of the period and the book value at the end of the period for the items measured by continuous Level 3:

	31 December 2022	Purchase	Sell	Changes in fair value	30 June 2023 (unaudited)	Unearned profits or losses for assets held at the end of the period
– Investments in other equity instruments	5,000	—	—	—	5,000	—
– Other non-current financial assets	—	26,500	—	—	26,500	—

Total	5,000	26,500	—	—	31,500	—

2.	Fair values of financial assets and liabilities not measured at fair value

Financial assets and liabilities measured at amortized cost mainly include trade receivables, other receivables, other current assets, short-term loans, trade payables, long-term loans, lease liabilities and other current liabilities.

As at 30 June 2023 and 31 December 2022, the carrying amount of these financial assets and financial liabilities not measured at fair value are a reasonable approximation of their fair value.

XII.	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group’s total capital is calculated as ‘shareholder’s equity’ and ‘net liabilities’ as shown in the consolidated balance sheet. The Group is not subject to external mandatory capital requirements, and monitors capital on the basis of gearing ratio.

During 2023, the Group’s strategy, which was unchanged from 2022, was to maintain a reasonable range of net debt-to-capital ratio by the management.

2023 Interim Report	237

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII.	Notes to the Company’s financial statements

1.	Accounts receivable

(1)	Accounts receivable by customer type are as follows:

Type of customers	30 June 2023 (unaudited)	31 December 2022
Amounts due from related parties	1,472,562	2,334,835
Amounts due from third parties	2,114	2,114

Sub-total	1,474,676	2,336,949

Less: provision for bad and doubtful debts	(2,131)	(2,121)

Total	1,472,545	2,334,828

(2)	The ageing analysis of accounts receivable is as follows:

Aging	30 June 2023 (unaudited)	31 December 2022
Within 1 year (inclusive)	1,472,562	2,334,835
Over 1 year but within 2 years (inclusive)	—	—
Over 2 years but within 3 years (inclusive)	—	—
Over 3 years	2,114	2,114

Total	1,474,676	2,336,949

The ageing is counted starting from the date when accounts receivable are recognized.

238	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII.	Notes to the Company’s financial statements (continued)

1.	Accounts receivable (continued)

(3)	Accounts receivable by provisioning method

	30 June 2023 (unaudited)					31 December 2022
	Book value		Provision for bad and doubtful debts			Book value		Provision for bad and doubtful debts
Category	Amount	Percentage (%)	Amount	Percentage (%)	Carrying amount	Amount	Percentage (%)	Amount	Percentage (%)	Carrying amount
Individual assessment	—	—	—	—	—	—	—	—	—	—
Collective assessment	1,474,676	100.00	2,131	0.14	1,472,545	2,336,949	100.00	2,121	0.09	2,334,828

Total	1,474,676	100.00	2,131	0.14	1,472,545	2,336,949	100.00	2,121	0.09	2,334,828

(i)	As at 30 June 2023, the Company has no individually impaired accounts receivable (as at 31 December 2022: Nil).

(ii)	Criteria for collective assessment for the year ended 31 December 2022 and details:

According to the historical experience of the Company, there are no significant differences in the losses of different customer groups. Therefore, different customer groups are not further distinguished when calculating impairment loss based on the overdue information.

(iii)	Assessment of ECLs on accounts receivable:

At all times the Company measures the impairment loss for accounts receivable at an amount equal to lifetime ECLs, and the ECLs are based on the number of overdue days and the expected loss rate.

The loss given default is measured based on the actual credit loss experience in the past years, and is adjusted taking into consideration the differences among the economic conditions during the historical data collection period, the current economic conditions and the economic conditions during the expected lifetime.

2023 Interim Report	239

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII.	Notes to the Company’s financial statements (continued)

1.	Accounts receivable (continued)

(4)	Movements of provisions for bad and doubtful debts:

	For the six months ended 30 June
	(unaudited)
Provisions for bad and doubtful debts	2023 (unaudited)	2022 (unaudited)
Balance at the beginning of the period	2,121	1,965
Additions during the period	10	152
Recoveries or reversals during the period	—	—
Balance at the end of the period	2,131	2,117

(i)

For the six months ended 30 June 2023, the Company has no accounts receivable that have fully accrued or accrued a large proportion of bad and doubtful debts in previous years, but fully recovered or reversed, or have a large proportion of recovered or reversed in the current period (For the six months ended 30 June 2022: Nil).

(ii)	For the six months ended 30 June 2023, the Company has not written off significant accounts receivable (For the six months ended 30 June 2022: Nil).

(5)	Five largest accounts receivable by debtor as at 30 June 2023 (unaudited)

Item	Amount	Provision	Percent of total amount
Total amount of five largest accounts receivable by debtor of the Company	1,463,189	17	99.22

(6)	For the six months ended 30 June 2023, the Company has no accounts receivable derecognized due to transfer of financial assets (for the six months ended 30 June 2022: Nil).

(7)	As at 30 June 2023, the Company has no pledged accounts receivable (31 December 2022: Nil).

240	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII.	Notes to the Company’s financial statements (continued)

2.	Receivables under financing

	Note	30 June 2023 (unaudited)	31 December 2022
Bills receivable	(1)	137,200	127,558

(1)	Bills receivable

(i)

Due to the requirement of cash management, the Company discounted and endorsed part of the bank acceptance notes. The business model of bank acceptance notes management is for the purpose of collecting cash flow of contracts and sales. Therefore, as at 30 June 2023, the Company classified RMB137,200 thousand bills receivable to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in bills receivable (31 December 2022: RMB127,558 thousand).

(ii)

The Company has no single provision for impairment of the bank acceptance notes, with all provision was accrued by their expected credit loss. As at 30 June 2023 and 31 December 2022, the Company considers that no bank acceptance notes has significant credit risk and will not suffer significant loss due to the violation of banks.

(iii)	As at 30 June 2023, the Company had no pledged bills receivable (31 December 2022: Nil).

(iv)	As at 30 June 2023, unmatured notes receivable that have been endorsed or discounted by the Company is as follows:

Item	Derecognized	Not derecognized
Bank acceptance notes	284,755	—

As at 30 June 2023, the Company endorsed and discounted the undue bills receivable of RMB284,755 thousand (31 December 2022:RMB244,589 thousand). The Company derecognized such bills receivable, accounts payable to suppliers and short-term loans as a whole by considering that the risks and rewards of ownership of such unmatured bills had been substantially transferred. The Company’s continued involvement in the unexpired bills receivable whose overall derecognition is limited to the extent that the issuing bank is unable to settle the amount to the bill holder. The maximum exposure to loss caused by the Company’s continued involvement is the amount of outstanding bills receivable endorsed to the supplier of RMB284,755 thousand (31 December 2022: RMB244,589 thousand). The term of the outstanding bills receivable is within one year.

2023 Interim Report	241

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII.	Notes to the Company’s financial statements (continued)

3.	Other receivables

(1)	Analysis by customer type:

Customer type	30 June 2023 (unaudited)	31 December 2022
Amounts due from related parties	6,254	139,995
Amounts due from third parties	824,037	793,153

Sub-total	830,291	933,148

Less: Provision for bad and doubtful debts	(761,075)	(761,072)

Total	69,216	172,076

(2)	The ageing analysis is as follows:

Aging	30 June 2023 (unaudited)	31 December 2022
Within 1 year (inclusive)	69,211	174,866
Over 1 year but within 2 years (inclusive)	4,733	1,935
Over 2 years but within 3 years (inclusive)	—	—
Over 3 years	756,347	756,347

Total	830,291	933,148

The ageing is counted starting from the date when other receivables are recognized.

242	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII.	Notes to the Company’s financial statements (continued)

3.	Other receivables (continued)

(3)	Others by provisioning method:

	30 June 2023 (unaudited)					31 December 2022
	Book value		Provision for bad and doubtful debts			Book value		Provision for bad and doubtful debts
Category	Amount	Percentage (%)	Amount	Percentage (%)	Carrying amount	Amount	Percentage (%)	Amount	Percentage (%)	Carrying amount
Individual assessment	761,072	91.66	761,072	100.00	—	761,072	81.56	761,072	100.00	—
Collective assessment	69,219	8.34	3	0.00	69,216	172,076	18.44	—	—	172,076

Total	830,291	100.00	761,075	91.66	69,216	933,148	100.00	761,072	81.56	172,076

(4)	Movements of provisions for bad and doubtful debts

	Stage 1					Stage 3
	12-month ECL (collective)		12-month ECL (individual)		Sub-total	Lifetime ECL-Credit impaired		Total
	Book value	Provision for bad and doubtful debts	Book value	Provision for bad and doubtful debts	Provision for bad and doubtful debts	Book value	Provision for bad and doubtful debts	Provision for bad and doubtful debts
Balance at 31 December 2022	172,076	—	—	—	—	761,072	(761,072)	(761,072)
Additions during the period	—	(3)	—	—	(3)	—	—	(3)
Recoveries or reversals during the period	—	—	—	—	—	—	—	—

Balance at 30 June 2023 (unaudited)	69,219	(3)	—	—	(3)	761,072	(761,072)	(761,075)

2023 Interim Report	243

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII.	Notes to the Company’s financial statements (continued)

3.	Other receivables (continued)

(4)	Movements of provisions for bad and doubtful debts (continued)

As at 30 June 2023 and 31 December 2022, the Company has no other receivables under Stage 2.

As at 30 June 2023, the amount receivable from Jinyong company, a subsidiary within the original scope of merger, was RMB756,347 thousand (31 December 2022: RMB756,347 thousand). Jinyong company started to stop production in August 2008 and entered bankruptcy liquidation procedure in August 2019. The Company believes that the other receivables are difficult to recover, so the bad debt provision are fully accrued. As at 30 June 2023, the bankruptcy liquidation procedure has not been completed.

For the six months ended 30 June 2023, the Company has no other receivables that have fully accrued or accrued a large proportion of bad and doubtful debts in previous years, but fully recovered or reversed, or have a large proportion of recovered or reversed in the current period.. (for the six months ended 30 June 2022: Nil)

For the six months ended 30 June 2023, the Company has not written off significant other receivables (for the six months ended 30 June 2022: Nil).

244	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII.	Notes to the Company’s financial statements (continued)

3.	Other receivables (continued)

(5)	Others categorised by nature

Nature of other receivables	30 June 2023 (unaudited)	31 December 2022
Receivable from Jinyong company	756,347	756,347
Advance payment of compensation	32,311	4,380
Prepayment for share repurchase	27,573	27,573
Accounts due from related parties	6,254	139,995
Rent receivable	460	140
Water, electricity and gas charges receivable	17	278
Others	7,329	4,435

Sub-total	830,291	933,148

Less: provisions for bad and doubtful debts	(761,075)	(761,072)

Total	69,216	172,076

(6)	Five largest others by debtor as at 30 June 2023

Debtor	Nature of the receivable	Balance at the end of the period	Ageing	Percentage of ending balance of others (%)	Ending balance of provision for bad and doubtful debts
Zhejiang Jinyong Acrylic Fiber Co., Ltd	Prepaid expenses	756,347	Over 3 years	91.09%	(756,347)
Pacific Anxin Crop Insurance Co., Ltd	Advance payment of compensation	32,311	Within 1 year (inclusive)	3.89%	—
China International Capital Corporation Hong Kong Securities Limited	Prepayment for share repurchase	27,573	Within 1 year (inclusive)	3.32%	—
Sinopec Materials & Equipment Co., Ltd.	Business transaction	2,795	Over 1 year but within 2 years (inclusive)	0.34%	(2,795)
Linde-SPC Gases Company Limited	Business transaction	2,388	Within 1 year (inclusive)	0.29%	—

Total		821,414		98.93%	(759,142)

2023 Interim Report	245

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII.	Notes to the Company’s financial statements (continued)

4.	Long-term equity investment

Item	Note	30 June 2023 (unaudited)	31 December 2022
Subsidiaries	(1)	2,048,328	2,048,328
Associates	(2)	2,348,062	2,539,038
Joint ventures	(3)	250,000	250,000

Sub-total		4,646,390	4,837,366

Less: Impairment provision for long-term equity investment		—	—

Total		4,646,390	4,837,366

(1)	Subsidiaries

Name of subsidiaries	31 December 2022	Additional/ negative investment	30 June 2023 (unaudited)	Impairment Provision Ending balance	Cash dividends declared in current period
Toufa	2,031,496	—	2,031,496	—	—
Jinmao	16,832	—	16,832	—	—

Total	2,048,328	—	2,048,328	—	—

(2)	Associates

The information relating to the associates of the Company, Shanghai Secco and Chemical Industry is disclosed in Note VI.2.

(3)	Joint venture

The information relating to the joint venture of the Company, Shanghai Jinshan Baling New Materials Co., Ltd., is disclosed in Note VI.2.

246	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII.	Notes to the Company’s financial statements (continued)

5.	Fixed assets

(1)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost 31 December 2022	3,924,468	44,186,806	2,046,695	50,157,969
Reclassification in current period	55,308	(77,759)	22,451	—
Increase
– Purchase	89	37,172	26,990	64,251
– Transfer from construction in progress	195,415	2,044,396	60,033	2,299,844
– Transfer from investment properties	3,491	—	—	3,491
Decrease
– Disposal	(3,132)	(160,829)	(24,746)	(188,707)
– Transfer to investment properties	(270)	—	—	(270)

30 June 2023 (unaudited)	4,175,369	46,029,786	2,131,423	52,336,578

Accumulated depreciation 31 December 2022	2,449,275	32,631,340	1,538,454	36,619,069
Reclassification in current period	37,727	(40,936)	3,209	—
Increase
– Charge for current period	49,889	670,820	68,541	789,250
– Transfer from investment properties	2,708	—	—	2,708
Decrease
– Disposal	(3,023)	(122,852)	(22,406)	(148,281)
– Transfer to investment properties	(43)	—	—	(43)

30 June 2023 (unaudited)	2,536,533	33,138,372	1,587,798	37,262,703

Provision for impairment 31 December 2022	62,842	1,625,798	10,675	1,699,315
Reclassification in current period	14,492	(21,332)	6,840	—
Decrease
– Disposal	—	(7,462)	—	(7,462)

30 June 2023 (unaudited)	77,334	1,597,004	17,515	1,691,853
Carrying amount 30 June 2023 (unaudited)	1,561,502	11,294,410	526,110	13,382,022

31 December 2022	1,412,351	9,929,668	497,566	11,839,585

2023 Interim Report	247

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII.	Notes to the Company’s financial statements (continued)

5.	Fixed assets (continued)

(1)	Fixed assets (continued)

(i)

During the six-month period ending 30 June 2023, the Company has not made any provision for impairment of fixed assets. As of 30 June 2023, the impairment provision for fixed assets of the Company was RMB1,691,853 thousand.

(ii)	As at 30 June 2023 and 31 December 2022 the Company had no pledged fixed assets.

(iii)	For the six months ended 30 June 2023, the amount of fixed assets transferred from construction in progress was RMB2,299,844 thousand (for the six months ended 30 June 2022: RMB159,635 thousand).

(iv)

As at 30 June 2023, the cost of temporarily idle fixed assets was RMB3,318,987 thousand, the accumulated depreciation was RMB2,667,541 thousand, the provision for impairment was RMB475,444 thousand and the carrying amount was RMB176,002 thousand (31 December 2022: the cost of temporarily idle fixed assets was RMB3,358,312 thousand, accumulated depreciation was RMB2,685,006 thousand, related impairment provision was RMB493,944 thousand, and the carrying amount of these assets was RMB179,362 thousand, respectively).

(v)	As at 30 June 2023, the carrying amount of fixed assets leased out under operating leases was RMB68,662 thousand (31 December 2022: RMB50,923 thousand).

(vi)	As at 30 June 2023 and 31 December 2022, the Company had no fixed assets pending certificates of ownership.

6.	Operating income and operating costs

		For the six months ended 30 June
Items	Note	2023	2022
		(unaudited)	(unaudited)
Income from principal activities	(1)	40,683,967	38,927,560
Income from other operating activities		211,101	178,688

Total		40,895,068	39,106,248

248	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII.	Notes to the Company’s financial statements (continued)

6.	Operating income and operating costs (continued)

		For the six months ended 30 June
Items	Note	2023	2022
		(unaudited)	(unaudited)
Cost of principal activities	(1)	34,457,837	32,270,127
Cost of other operating activities		135,349	111,650

Total		34,593,186	32,381,777

(1)	Income and cost from principal activities

The principal business of the Company mainly belongs to the petrochemical industry.

Analysis by product is as follows:

	For the six months ended 30 June
	2023 (unaudited)		2022 (unaudited)
Items	Income from principal activities	Cost from principal activities	Income from principal activities	Cost from principal activities
Petroleum products	30,675,736	24,774,204	27,517,541	20,704,410
Intermediate petrochemicals	6,147,402	5,577,560	7,031,777	6,989,582
Resins and plastics	3,380,866	3,393,814	3,884,093	3,887,671
Synthetic fibres	223,383	459,266	230,753	388,331
Others	256,580	252,993	263,396	300,133

Total	40,683,967	34,457,837	38,927,560	32,270,127

The operating income of the Company is recognized at a point in time.

2023 Interim Report	249

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII.	Notes to the Company’s financial statements (continued)

7.	Investment income (“-” for losses)

		For the six months ended 30 June
Items	Note	2023	2022
		(unaudited)	(unaudited)
Investment accounted for using the cost method		—	23,566
Investment accounted for using the equity method	(1)	(144,851)	(53,346)
Loss on disposal of derivative financial instruments		—	(18,973)
Discount loss of receivables		(1,123)	(827)
Others		—	2,667

Total		(145,974)	(46,913)

There are no severe restrictions on the investee’s ability to transfer investment income to the Company.

(1)   Income from investment in associates accounted for using the equity method is as follow:

	For the six months ended 30 June
	2023	2022
	(unaudited)	(unaudited)
Shanghai Secco	(213,655)	(132,608)
Chemical Industry	68,804	79,262

Total	(144,851)	(53,346)

250	Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII.	Notes to the Company’s financial statements (continued)

8.	Supplementary information on cash flow statements

(1)	Reconciliation from net loss to cash flow from operating activities

	For the six months ended 30 June
	2023 (unaudited)	2022 (unaudited) (restated)
Item
Net loss	(1,000,105)	(395,122)
Add: Provisions for impairment of assets	190,486	177,777
Impairment credit losses	13	4,877
Depreciation of investment properties	8,184	8,195
Depreciation of fixed assets	789,250	688,465
Depreciation of right-of-use assets	5,751	6,060
Amortization of intangible assets	6,143	6,143
Amortization of long-term deferred expense	144,819	133,954
Net losses on disposal of long-term assets	9,310	4,810
Losses/(gains) from changes in fair value	—	(313)
Financial expenses (“-” for income)	(57,840)	(209,285)
Investment income	145,974	46,913
Decrease in deferred tax assets (“-” for increase)	(234,848)	(69,959)
Increase in deferred income (“-” for decrease)	(4,011)	7,200
Decrease in inventories (“-” for increase)	(638,496)	(696,905)
Decrease in operating receivables (“-” for increase)	2,091,807	621,546
Increase in operating payables (“-” for decrease)	(1,519,448)	(7,064,067)
Increase of reserve	21,307	8,322
Net cash outflow used in operating activities	(41,704)	(6,721,389)

(2)	Movement of cash and cash equivalent

	For the six months ended 30 June
	2023	2022
Item	(unaudited)	(unaudited)
Cash and cash equivalents at the end of the period	4,506,544	2,052,633
Less: Cash and cash equivalents at the beginning of the period	(671,538)	(4,927,519)
Net decrease in cash and cash equivalents	3,835,006	(2,874,886)

2023 Interim Report	251

C. SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

I.	Non-recurring items

	For the six months ended 30 June
	2023	2022
	(unaudited)	(unaudited)
Losses on disposal of non-current assets	(8,876)	(5,960)
Government grants recorded in profit or loss	12,399	10,905
Employee reduction expenses	(9,965)	(8,251)
Losses from changes in fair value of financial assets and liabilities	—	(8,987)
Gains from structured deposits income	—	9,300
Losses from disposal of derivative financial instruments	—	(18,618)
Discount loss of receivables	(1,997)	(2,187)
Gains on entrusted loans	—	2,667
Other non-operating income and expenses other than those mentioned above	(9,894)	(20,106)
Income tax effect for the above items	2,359	7,706
Effect on non-controlling interests after tax	(153)	66

Total	(16,127)	(33,465)

Basis of preparation for extraordinary profit and loss

Pursuant to Announcement [2008] Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public issued by China Securities regulatory commission (CSRC), extraordinary profit and loss arises in various trading and issues that have no direct relation with the normal operations of a company, or that are related with normal operations but affect the users of the statement to make reasonable judgment of the Company’s operation performance and profitability due to the special and occasional nature of such trading and issues.

252	Sinopec Shanghai Petrochemical Company Limited

C. SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

II.	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stock Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which has been audited. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net loss		Net assets
	For the six months ended 30 June		2023 30 June (unaudited)	2022 31 December (restated)
	2023 (unaudited)	2022 (unaudited) (restated)
Under CAS	(985,686)	(430,870)	25,406,302	26,371,425
Difference items and amounts –
Government grants (1)	1,005	1,005	(15,018)	(16,023)
Safety production costs (2)	20,584	8,486	—	—

Under IFRS	(964,097)	(421,379)	25,391,284	26,355,402

Notes in relation to the reconciliation items:

(1)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognized as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(2)	Safety production costs

Under CAS, safety production costs should be recognized in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognized in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

2023 Interim Report	253

C. SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Loss on net assets and loss per share

	Weighted average loss on net assets (%)		Loss per share (RMB per share)
			Basic		Diluted
	For the six months ended 30 June		For the six months ended 30 June		For the six months ended 30 June
Items	2023 (unaudited)	2022 (unaudited) (restated)	2023 (unaudited)	2022 (unaudited) (restated)	2023 (unaudited)	2022 (unaudited) (restated)
Net loss attributable to shareholders of the Company	(3.818)	(1.395)	(0.092)	(0.040)	(0.092)	(0.040)
Net loss attributable to shareholders of the Company excluding non-recurring items	(3.755)	(1.288)	(0.090)	(0.037)	(0.090)	(0.037)

254	Sinopec Shanghai Petrochemical Company Limited

WRITTEN CONFIRMATION OPINIONS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT ON THE COMPANY’S 2023 INTERIM REPORT

Pursuant to the relevant requirements of Article 82 of the Securities Law, Standards for the Contents and Formats of Information Disclosure by Companies Offering to the Public No.3—Contents and Formats of Interim Reports (2021 Revision), and the Shanghai Listing Rules, as the Company’s Directors, Supervisors and senior management, we fully understood and reviewed the Company’s 2023 Interim Report and issued the written opinions as follows:

1.	Confirmation opinions by Directors and senior management

The Company operated in strict accordance with the financial system of listed companies, and the 2023 Interim Report fully, truly and fairly reflected the Company’s financial performance and operating results. The formulation and review procedures of the Company’s 2023 Interim Report were in compliance with laws and regulations, regulations of CSRC, Articles of Association and relevant internal control systems.

2.	Review opinions by Supervisors

(1)	The formulation and review procedures of the Company’s 2023 Interim Report were in compliance with laws and regulations, Articles of Association and relevant internal control systems.

(2)	The contents and formats of the Company’s 2023 Interim Report met the relevant regulations of CSRC and the Shanghai Stock Exchange.

(3)	No violation of information confidentiality was found in the Company’s personnel involved in the formulation, review and information disclosure of the Company’s 2023 Interim Report.

(4)	The Company’s 2023 Interim Report fully, truly and fairly reflected the Company’s financial performance and operating results.

3.

All Directors, Supervisors and senior management guarantee that the information disclosed in the Company’s 2023 Interim Report and summary is true, accurate and complete, promise that there are no false records, misleading statements or major omissions, and bear the separate and joint legal liabilities for the authenticity, exactness and completeness of the contents.

2023 Interim Report	255

WRITTEN CONFIRMATION OPINIONS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT ON THE COMPANY’S 2023 INTERIM REPORT (continued)

Sign by directors:

Sign by supervisors:

Sign by Senior Management:

256	Sinopec Shanghai Petrochemical Company Limited

CORPORATE INFORMATION

(1)	Corporate Information

Chinese Name of the Company	中國石化上海石油化工股份有限公司
Chinese Short Name of the Company	上海石化
English name of the Company	Sinopec Shanghai Petrochemical Company Limited
Abbreviation of the English Name of the Company	SPC
Legal representative of the Company	Wan Tao

(2)	Contact Persons and Contact Details

	Secretary to the Board	Securities Affairs Representative
Name	Liu Gang	Yu Guangxian
Address	No.48 Jinyi Road, Jinshan District, Shanghai, PRC, Postal Code: 200540
Tel	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	liugang@spc.com.cn	yuguangxian@spc.com.cn

(3)	Basic Information

Registered Address	No.48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal code of the registered office of the Company	200540
Office address of the Company	No.48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code of Office Address	200540
Room 605, Island Place Tower, 510 King’s Road,
Principal Place of Business in Hong Kong	Hong Kong
Website of the Company	www.spc.com.cn
E-mail address	spc@spc.com.cn

*	There was no change in registered address of the Company during the Reporting Period

(4)	Information Disclosure and Access

Designated newspapers for the publication of the Company’s announcements	China Securities Journal and Securities Times
Websites for the publication of the Company’s interim reports	Shanghai Stock Exchange website, Hong Kong Stock Exchange website and the website of the Company
Place for access to the Company’s interim reports	Secretariat Office to the Board, No.48 Jinyi Road, Jinshan District, Shanghai, PRC

2023 Interim Report	257

CORPORATE INFORMATION (continued)

(5)	Shares Profile of the Company

Share Type	Place of Listing	Stock Short Name	Stock Code
A Shares	Shanghai Stock Exchange	上海石化	600688
H Shares	Hong Kong Stock Exchange	SHANGHAI PECHEM	00338

(6)	Other Relevant Information

Auditor engaged by the	Name	KPMG Huazhen LLP
Company (Domestic)	Address	8th floor, KPMG building, Oriental Plaza, No. 1, East Chang’an Street, Dongcheng District, Beijing, PRC
Auditor Engaged by the Company (Overseas)	Name	KPMG Public Interest Entity Auditor registered in accordance with the Accounting and Financial Reporting Council Ordinance
	Address	8th Floor, Prince Building, 10 Chater Road, Central, Hong Kong

Legal Advisors:
PRC Law:	Haiwen & Partners
20th Floor, Fortune & Finance Center
No.5 Dong San Huan Central Road
Chaoyang District, Beijing, PRC
Postal Code: 100020
Hong Kong Law:	Zhong Lun Law Firm
4th floor, Jardine house, 1 Connaught Plaza, central, Hong Kong
United States Law:	Morrison & Foerster
425 Market Street
San Francisco, California 94105-2482
U.S.A.

Joint Company Secretaries:
Liu Gang, Chan Sze Ting

Authorised Representatives for Hong Kong Stock Exchange:
Wan Tao, Chan Sze Ting

H Shares Share Registrar:
Hong Kong Registrars Limited
Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong

ADR Depositary:
The Bank of New York Mellon
Computershare
P.O. Box 30170
College Station, TX 77842-3170
U.S.A
Number for International Calls: 1-201-680-6921
Email:shrrelations@cpushareownerservices.com
Website:www.mybnymdr.com

258	Sinopec Shanghai Petrochemical Company Limited